UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

FEBRUARY 11, 2010

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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novo nordisk annual report 2009

Financial, social and environmental performance

Creating value
through innovation

novo nordisk®

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Performance
highlights 2009

		2009	2008	Change

Financial performance
Sales total	DKK million	51,078	45,553	12.1%
Diabetes care	DKK million	37,502	33,356	12.4%
Of which modern insulins	DKK million	21,471	17,317	24.0%
Biopharmaceuticals	DKK million	13,576	12,197	11.3%
Gross profit	DKK million	40,640	35,444	14.7%
Gross margin	%	79.6	77.8
Sales and distribution costs	% of sales	30.2	28.2
Research and development costs	% of sales	15.4	17.2
Administration expenses	% of sales	5.4	5.8
Operating profit	DKK million	14,933	12,373	20.7%
Net profit	DKK million	10,768	9,645	11.6%
Diluted earnings per share/ADR	DKK	17.82	15.54	14.7%
Effective tax rate	%	23.0	24.0
Capital expenditure	DKK million	2,631	1,754	50.0%
Free cash flow	DKK million	12,332	11,015	12.0%

Long-term financial targets
Operating profit growth	%	20.7	38.4
Operating margin	%	29.2	27.2
Return on invested capital (ROIC)%		47.3	37.4
Cash to earnings (three-year average)%		111.5	97.6

Non-financial performance
Employees	Number	29,329	27,068	8.4%
Employee turnover	%	8.3	12.1
Employment impact worldwide (direct and indirect jobs)	Number of jobs	96,500	88,500	9.0%
Least developed countries where Novo Nordisk
sells insulin according to the differential pricing policy	Number	36	32	12.5%
New patent families (first filings)	Number	55	71	(22.5%	)
Total waste	Tons	21,019	20,346	3.3%
Energy consumption	1,000 GJ	2,246	2,533	(11.3%	)

Non-financial targets
Maintain a level of engaging culture of 4.0 or above up to 2014	Scale 1–5*	4.3	4.2
Diversity in all 28 senior management teams by 2014	%**	50	43
Water consumption: 11% reduction by 2011 compared to 2007%		(34)	(17)
CO2 emissions: 10% reduction by 2014 compared to 2004%		(31)	2

Share performance
Dividend per share (proposed)	DKK	7.50	6.00	25.0%
Closing share price (B shares)	DKK	332	271	22.5%
Market capitalisation (B shares)***	DKK billion	159	136	16.9%

*	Based on eVoice, an employee survey using a scale of 1–5, with 5 being the best.
**	Diverse in gender and nationality.
***	Novo Nordisk B shares (excluding treasury shares).
See more financial and non-financial highlights and non-financial targets on pp 14–15.

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For more than 85 years, Novo Nordisk has combined drug discovery with technology to turn science into solutions for people with diabetes, people with haemophilia, people with growth hormone deficiency and women experiencing the symptoms of menopause. Our commitment to research is reflected in our full portfolio of insulin products and the many new treatment options in our pipeline.

At Novo Nordisk, decisions about our operations are driven by the Triple Bottom Line: a commitment to social responsibility, sound environmental management and balanced economic growth.

With headquarters in Denmark, Novo Nordisk employs more than 29,300 employees in 76 countries and markets its products in 179 countries. Novo Nordisk’s B shares are listed on the stock exchanges in Copenhagen and London and our ADRs are listed on the New York Stock Exchange under the symbol ‘NVO’. We expect to receive approval to delist our B shares from the London Stock Exchange during 2010. For more information about our company, visit novonordisk.com.

This public filing contains references and links to information posted on the company’s website; such information is not incorporated by reference into the public filing. Additional reporting online provides more background, context and data. Many sections of this report reference additional online information, and an index on p 108 provides links to online content at annualreport2009.novonordisk.com.

Our 2009 accomplishments and results
2 Creating value through innovation
5 Meeting changing healthcare needs
and societal expectations
7 Performance in 2009
13 Outlook 2010
14 Performance highlights
16 Pipeline progress

Diabetes care
18 Diabetes care
19 Victoza®: a treatment revolution
19 Modern insulin portfolio
20 Changing Diabetes®
22 Expanding access

Biopharmaceuticals
24 Biopharmaceuticals
24 Commitment to haemophilia
26 Changing Possibilities in Haemophilia®
26 Leadership and innovation

How we work
28 How we work
28 Novo Nordisk Way of Management
30 Our impact on society
31 Engaging stakeholders
32 Our people
33 Working with integrity
35 Environmental responsibility

Governance and leadership
37 Corporate governance
39 Executive remuneration
40 Risk management
43 Board of Directors
46 Executive Management

Investor information
47 Shares and capital structure
50 Novo Nordisk at a glance

Consolidated financial and non-financial statements 2009
52 Consolidated financial statements
89 Consolidated non-financial statement
96 Supplementary information (unaudited)
98 Financial statements of the Parent company

105 Management’s statement
106 Independent Auditor’s reports

Additional information
108 Index
Inside back cover:
• Our products
• References

Novo Nordisk Annual Report 2009 1

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Our 2009 accomplishments and results

Creating
value through
innovation

As the global economic environment and the reimbursement environment for medicines developed as we anticipated, with continuing challenges, we are pleased to be able to report very positive results for 2009.

We increased sales by 11% (measured in local currencies) and our reported operating profit by 21%. Dividends to shareholders paid during 2009 increased by 25% compared to the prior year. We also completed share repurchases of 6.5 billion Danish kroner during 2009.

Our accomplishments during the year also include measures that will provide a foundation for better long-term performance:

•	We launched a new product, Victoza®, which has the potential to improve diabetes care, and our research and development activities have resulted in a strengthened pipeline of new products for our therapeutic areas.

•	Overall we have improved our productivity, allowing us to invest more in research and development and expand our international sales and marketing organisation.
•	We have continued our efforts to expand access to diabetes care throughout the world as a company and via the World Diabetes Foundation.
•	We have decoupled growth in CO2 emissions from business growth. By the end of 2009, emissions from production had fallen below the level of the 2004 baseline year.

Progress in innovation
Our products are our greatest contribution to society. They provide significant benefits to patients, tangibly improving people’s health. To remain competitive we must constantly innovate, improving treatment outcomes, and in this area the last year has been very eventful. Victoza®, the first once-daily human GLP-1 analogue, was approved and launched in Europe in the summer of 2009 and was approved in the US and Japan in January 2010. We are convinced that Victoza® will prove to be a valuable treatment option for type 2 diabetes in major markets around the world.

Achieving market access and reimbursement for a new medicine in a new treatment class required strong evidence and compelling arguments for why this therapy should become a standard treatment. We are gratified that the initial launches surpassed our expectations.

Photo: Lars Rebien Sørensen, president and chief executive officer

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Our 2009 accomplishments and results

A new generation of insulins for both type 1 and type 2 diabetes, Degludec and DegludecPlus, continues to show promising results and has progressed to phase 3 trials. If preliminary results are confirmed, this new generation of insulins has the potential to offer better treatment for people with diabetes and further strengthen Novo Nordisk’s competitive position.

While the technical challenge of effective insulin treatment in tablet form is substantial, we are greatly encouraged by the progress our research and development teams have made during the past two years. Oral insulin could ensure improved treatment and better health for many people with diabetes, as greater convenience could lead to earlier and more diligent use of insulin therapy. Our first oral insulin preparation entered into phase 1 clinical trials at the end of 2009 – a testament to our belief in this future treatment paradigm.

During 2009, we made notable advances in the development of our biopharmaceuticals pipeline, including progress with treatments for haemophilia A and B. We believe that we have an obligation and an opportunity to develop new and better ther apies both for inhibitor patients and for general haemophilia patients as well as other patients with rare coagulation disorders.

We launched a new product, Victoza®, which has the potential to improve diabetes care, and our research and development activities have resulted in a strengthened pipeline of new products for our therapeutic areas.

Global values for global growth
In the insulin market we have maintained our position as the world leader with a market share of more than 50% by volume. We are continuing to increase market share in the modern insulin market and our portfolio of modern insulins was the key driver of our solid business performance in 2009. To expand our competitive position and brand awareness, not least among general practitioners, we have continued to increase our sales organisation in key markets.

As we grow and globalise our business, it is critical that all employees develop a deep understanding of the principles at the heart of the Novo Nordisk Way of Management, which describes our vision, our values, our commitment and our policies, and thereby guides all of our actions. Continual training is necessary as our business grows and attracts new people and as the regulatory environment and global norms change.

We acknowledge that in 2005 Novo Nordisk was one of many companies listed as paying fees to the Iraqi government in con-

Photo: Sten Scheibye, chairman of the Board of Directors

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Our 2009 accomplishments and results

nection with contracts entered into under the programme that enabled Iraq to sell oil to meet humanitarian needs. During 2009, we reached settlement agreements with the US Securities and Exchange Commission, the US Department of Justice and the Danish Public Prosecutor for Serious Economic Crime regarding the company’s sales to Iraq from 2000 to 2003 under the United Nations Oil-for-Food programme.

Novo Nordisk has fully cooperated with the investigations of the company in connection with this matter. The mistakes committed were regrettable, and we have taken substantial measures to prevent similar events from occurring in the future. Our policies and procedures have been amended, and our training programmes reflect these measures. We are dependent upon our ability to delegate responsibility as far out in our organisation as possible, but this delegation of responsibility involves an obligation to comply with our values.

We are forecasting significant growth in sales in local currencies and growth in operating profit.

Managing responsibly
As we see it, a business can only be sustainable in the long term if it meets stakeholders’ expectations regarding social and environmental impact, in addition to delivering strong financial performance. This is the core of our Triple Bottom Line approach.

Our approach to improving access to diabetes care in developing countries builds upon three main pillars:

•	Our long-term financial commitment to the World Diabetes Foundation, a leading funding body devoted solely to projects within diabetes care and prevention in the developing world
•	Our commitment to supply life-saving insulin at reduced cost in the poorest countries of the world
•	Our Changing Diabetes® in Children programme, which was recently expanded to include Bangladesh as its sixth developing country. The programme builds sustainable partnerships to offer diabetes care, including free insulin, for children with type 1 diabetes.

As a global business, we need a long-term and global framework to make decisions about our future operations. We would there-fore have preferred clear targets for CO2 emissions from the COP15 meeting in Copenhagen in December 2009, but we acknowledge the tremendous obstacles to reaching such a commitment. We think that, viewed retrospectively, the outcome of the meeting, the Copenhagen Accord, will prove to be a turning point in the commitment to curb man’s impact on the climate.

At Novo Nordisk, we have experienced double-digit sales growth rates in recent years. At the same time we have reduced CO2 emissions through greater efficiency and a new partnership model that helps drive the market for renewable energy. Based on our experience, we believe that transformation to a low-carbon economy is not only possible, it also offers a promise of economic returns.

Outlook
2010 is going to be a year of greater uncertainty for Novo Nordisk than we have seen in the past.

There are major healthcare reforms sweeping the globe, in particular in the US. We anticipate an impact on our business in the short term, but in the longer term, it is our expectation that healthcare reform will expand the use of particular pharmaceuticals to treat chronic diseases such as diabetes.

We are potentially facing the impact of patent expiration of our only oral antidiabetic drug, NovoNorm®/Prandin® in the US and EU during 2010 which is likely to impact sales growth.

In spite of these uncertainties, we are still forecasting significant growth in sales in local currencies and growth in operating profit. In other words, 2010 is going to be yet another exciting year for Novo Nordisk.

Thank you
We wish to thank everyone at Novo Nordisk for their tremendous efforts during 2009. Their contribution has solidified the foundation of our company, which is trust in our products and trust in Novo Nordisk. Finally, we also want to thank our shareholders and business partners for their support in yet another year when Novo Nordisk turned a positive return in the face of a rather grim financial picture.

Lars Rebien Sørensen	Sten Scheibye
President and chief executive officer	Chairman of the Board of Directors

4     Novo Nordisk Annual Report 2009

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Our 2009 accomplishments and results

Meeting changing healthcare needs and societal expectations

Interview with Novo Nordisk’s CEO,
Lars Rebien Sørensen

As the global economy struggles to rebound and governments and private payers face budget constraints that impact healthcare spending, what are the implications for the future of the healthcare industry?
The current economic downturn has impacted societies’ and individuals’ ability to pay for healthcare, including life-saving medicines. At an industry level, a lack of innovation also means that the number of new medicines approaching the market is not sufficient to replace revenue lost due to patent expiry. Of course, patent expiry also means that generic competition will lower society’s costs for existing treatments, creating room in healthcare budgets for new, innovative drugs that fulfil important medical needs.

While there are problems at an industry level, there are also significant opportunities. The prevalence of chronic disease is increasing everywhere, and the demand for better and more convenient therapies is immense. To address the growth in chronic disease, healthcare systems will need to evolve and change, with increased emphasis on prevention and wellness.

This trend has implications for how we approach innovation and treatment. In the treatment of diabetes, for instance, we need to consider the rise in obesity in many parts of the world, which is associated with a higher risk of chronic disease. The greatest improvements in quality of life will come from earlier interventions, halting or arresting disease progression.

During 2009, we undertook our third round of future scenario development to help us analyse the emergence of new paradigms that may impact healthcare and our business. One scenario we considered is a world where obesity becomes the new ‘normal’, with a wider range of medical and public health interventions. Another possible scenario involves a change in industry dynamics, with increased emphasis on medicines as part of the full cycle of care and payment tied to carefully monitored healthcare outcomes.

With a strong pipeline and a primary business focus on chronic disease, we believe we are well positioned for many of the challenges and potential changes facing the healthcare sector.

Where do you see future growth coming from?
In the near term, our growth will come primarily from the global expansion of insulin therapy with modern insulin analogues, particularly in the US and emerging markets. In addition, we anticipate substantial growth from the introduction of Victoza®, a new once-daily human GLP-1 analogue.

One of the most interesting businesses we will develop in the next 10 years is a broad pipeline of treatments for haemophilia and rare coagulation disorders. We anticipate being the leading player in this field within 15 years.

As markets are becoming more global we are seeing a convergence of medical and regulatory practices. This favours companies with a global presence and the building of global brands. By continuing to expand globally, Novo Nordisk will continue to develop into a strong international competitor, but with a Danish heritage.

Our people around the world build the business. The responsibility of management is to ensure that the business is built on Novo Nordisk values. Novo Nordisk’s heritage and values are of great importance to our stakeholders and to our ability to attract employees who want to work for a company that prioritises ethical behaviour and social and environmental responsibility – and combine these with attractive, sustainable financial returns.

The prevalence of chronic disease is increasing everywhere, and the demand for better and more convenient therapies is immense. To address the growth in chronic disease, healthcare systems will need to evolve and change, with increased emphasis on prevention and wellness.

How will healthcare reforms in various markets impact Novo Nordisk in the near term?
Healthcare reforms are taking place all over the world with the aim of making provision of health services more affordable. This puts constant pressure on pricing of all products and services used.

Most noticeable is the ongoing work in the US to extend services and insurance coverage to a larger part of the population. This may lead to a reduction in prices in the US in the short term, particularly for people whose treatment is paid for by government programmes. Extending coverage to more people could improve the prevention and treatment of chronic diseases, which today are underdiagnosed and undertreated. Ultimately, more people may be treated.

Reforms are, however, a global theme as populations are growing older and consuming more healthcare services, and some parts of the world are becoming affluent enough to be able to afford heathcare services in the first place. Add to this an ever-increasing expansion of treatment options, and you can begin to understand the future funding difficulties.

How does Novo Nordisk define value for money?
Payers around the world are concerned about the cost of healthcare and the pricing of medicines. The requirement to substantiate healthcare purchases in terms of value for money is becoming an additional hurdle for product acceptance over and above clinical trial and regulatory requirements for safety, efficacy and quality.

Novo Nordisk Annual Report 2009     5

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Our 2009 accomplishments and results

We create value for healthcare patients and payers by offering medicines and devices that significantly improve healthcare outcomes and quality of life or reduce the need for other health services. In diabetes, for example, we have made the case that earlier diagnosis and treatment can significantly reduce the burden on healthcare spending as diabetes, if left untreated, carries significant economic and humanitarian costs in the form of serious late-stage complications.

How will Novo Nordisk prepare for future challenges?
It is not enough to produce a drug that is slightly better than its predecessor. The need for evidence of improved healthcare outcomes is growing, as is the demand for solid evidence. This means we not only have to innovate, we have to achieve a greater level of innovation than ever before. With a looming shortage of healthcare professionals in much of the world and existing healthcare systems overwhelmed by the increase in chronic disease, new types of innovation will also be required as treatment processes change.

During 2009, we assessed the level of innovation within our organisation and how innovation is fostered. To challenge ourselves to continuously improve, we are introducing new pilot programmes in 2010 to cultivate new ways of thinking and working in several parts of our business.

Another issue we must address is the fundamental trust society has in healthcare companies. Our sector needs to build stronger relationships with governments, regulators and people who need treatment and care.

The need for evidence of improved healthcare outcomes is growing, as is the demand for solid evidence. This means we not only have to innovate, we have to achieve a greater level of innovation than ever before.

We understand the need to be open about how we operate. I anticipate our engagement with stakeholders will intensify and hope this will increase understanding of what we are trying to accomplish.

As the world leader in diabetes care, what is Novo Nordisk’s role?
Our dream and our hope is that we can cure diabetes. Our commitment is backed by substantial investment in diabetes research, but finding a cure for type 1 diabetes and preventing type 2 diabetes are very difficult tasks. In the absence of a cure, we are leading the fight against diabetes, advocating and working for improvements in prevention, earlier diagnosis, better treatments and, eventually, a cure.

We believe that access to health is a fundamental human right. We know that people around the world die of lack of access to diabetes products, so we have a responsibility to do what we can to ensure that treatment is available. In Africa, for example, more people are dying of diabetes than of HIV/AIDS. The increased prevalence of diabetes is of a magnitude that will impact economic growth in many countries.

Giving products away is not sustainable. To create long-term change in healthcare systems, we need to have a substantial impact on healthcare infrastructure and capacity. For this reason we launched the World Diabetes Foundation in 2001. The WDF focuses exclusively on capacity-building and diabetes awareness in developing countries. Through our programme to reach children with type 1 diabetes, Changing Diabetes® in Children, we seek to improve distribution systems and healthcare education. By combining this with the company’s differential pricing scheme, which allows the poorest countries to buy our life-saving insulins at significantly reduced cost, we believe we can be part of the solution to healthcare access dilemmas.

6     Novo Nordisk Annual Report 2009

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Our 2009 accomplishments and results

Performance in 2009

2009 was a successful year for Novo Nordisk with solid sales growth in all major business areas, continued improvement in the gross margin and solid progress in the clinical development pipeline for key projects in both diabetes care and biopharma-ceuticals. In 2009, we launched Victoza®, the first once-daily human GLP-1 analogue, in several markets in Europe. Victoza® was approved in the US and Japan in January 2010. Our accomplishments during the year also include measures that will provide a foundation for better long-term performance. We have continued to improve the efficiency of our production and have decoupled growth in CO2 emissions from business growth. During 2009, we exceeded our target of a 10% absolute reduction in emissions from the 2004 baseline year.

Sales increased by 12% in Danish kroner and by 11% measured in local currencies. Growth was realised within both diabetes care and biopharmaceuticals. Modern insulins were again the main contributor to growth, increasing by 24% (23% in local currencies). NovoSeven® and Norditropin® also contributed to the solid sales growth, increasing, by 11% (10% in local currencies) and by 14% (10% in local currencies) respectively.

Sales growth was realised in all regions. North America was the main contributor with 48% share of growth measured in local currencies. International Operations and Europe contributed 32% and 19%, respectively, of the total sales growth – also measured in local currencies.

Reported operating profit increased by 21% to DKK 14,933 million. Adjusted for the impact from currencies, underlying operating profit increased by more than 15%.

Net profit increased by 12% to DKK 10,768 million and earnings per share (diluted) increased by 15% to DKK 17.82.

2009 performance against long-term financial targets
By focusing on growth, profitability, financial return and generation of cash, our four long-term financial targets guide Novo Nordisk’s financial development and the way we seek to create shareholder value. Our long-term financial targets are operating profit growth, operating margin, return on invested capital and cash conversion.

Novo Nordisk Annual Report 2009	7

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Our 2009 accomplishments and results

Operating profit growth was realised at 21%. However, adjusted for the impact from currencies, the underlying operating profit growth increased by more than 15%. This performance reflects solid underlying sales growth as well as an improved gross margin. The long-term target is average annual operating profit growth of 15%.

The operating margin for 2009 was realised at 29%, up from 27% in 2008, mainly driven by an improved gross margin. The long-term operating margin target is 30%.

The return on invested capital was 47%, a significant improvement compared to 2008 when the return on invested capital was 37%. The improvement mainly reflects solid growth in operating profit as well as a lower level of invested capital following continued working capital improvements but has also benefited from the development in key currencies. The long-term target for return on invested capital is 50%.

The cash-to-earnings ratio was realised at 115% in 2009 and at 111% for the last three years on average. The long-term target for cash-to-earnings ratio is 80%. The cash-to-earnings ratio has been positively impacted by a relatively low level of investments during 2008 and 2009 compared to the long-term trend. The cash-conversion ability will inherently fluctuate between the individual years, and the long-term target therefore measures the cash-to-earnings ratio over a three-year period.

Diabetes care
We continue to be the global leader with 51% of the total insulin market and 45% of the modern insulin market, both measured by volume. We aim to expand our leadership position in diabetes care by leveraging the full portfolio of modern insulins in state-of-the-art delivery devices, and continuing the launch of Victoza®, while developing new antidiabetic agents and a new generation of insulins to provide more effective diabetes care. See pp 18–23.

Sales performance
Sales of diabetes care products increased by 12% measured in Danish kroner to DKK 37,502 million and by 11% in local currencies compared to 2008.

Modern insulins, human insulins
and protein-related products
Sales of modern insulins, human insulins and protein-related products increased by 13% in Danish kroner to DKK 34,850 million and by 11% measured in local currencies, driven by North America and International Operations.

Our portfolio of modern insulins was the main contributor to growth and sales increased by 24% in Danish kroner to DKK 21,471 million and by 23% in local currencies. All regions realised solid growth rates, with North America accounting for 51% of the growth followed by Europe and International Operations. Sales of modern insulins constituted 65% of our sales of insulin in Danish kroner in 2009.

North America
Sales in North America increased by 25% in Danish kroner and by 20% in local currencies in 2009, reflecting a solid penetration of the modern insulins Levemir®, NovoLog® and NovoLog® Mix 70/30. We maintained our leadership position in the US insulin market with 42% of the total insulin market and 34% of the modern insulin market, both measured by volume. At the end of 2009, 40% of our modern insulin volume in the US was sold in FlexPen®.

Europe
Sales in Europe were largely unchanged measured in Danish kroner and increased by 4% in local currencies during 2009. This reflects continued progress for the portfolio of modern insulins but also declining human insulin sales. Novo Nordisk holds 54% of the total insulin market and 51% of the modern insulin market, both measured by volume, and is capturing the main share of growth in the modern insulin market. The device penetration in Europe remains high with more than 95% of Novo Nordisk’s insulin volume sold in devices at the end of 2009, primarily NovoPen® and FlexPen®.

Victoza®, the first once-daily human GLP-1 analogue, has been launched in Germany, the United Kingdom, Denmark, Ireland, Norway, Switzerland, the Netherlands, Greece and Sweden. Launch activities are progressing well in these markets and feedback from healthcare professionals and patients is encouraging. At the end of 2009, Victoza® had obtained market leadership in the expanding GLP-1 market in both Germany and Denmark.

International Operations
Sales within International Operations increased by 17% in Danish kroner and by 19% in local currencies. The main contributor to growth in 2009 was sales of modern insulins, primarily in China and Turkey. Furthermore, sales of human insulin, primarily driven by China, continue to add to overall growth in the region. The device penetration in China is high with more than 90% of our insulin volume sold in devices, primarily NovoPen®.

Japan & Oceania
Sales in Japan & Oceania increased by 12% measured in Danish kroner and decreased by 1% in local currencies. The sales development reflects sales growth for all three modern insulins, NovoRapid®, Levemir® and NovoRapid Mix® 30, countered by

8	Novo Nordisk Annual Report 2009

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Our 2009 accomplishments and results

pressure on the overall Novo Nordisk market share due to intense competition. Novo Nordisk holds 67% of the total insulin market in Japan and 59% of the modern insulin market, both measured by volume. The device penetration in Japan remains high with more than 95% of our insulin volume sold in devices, primarily NovoPen® and FlexPen®.

Oral antidiabetic products (NovoNorm®/Prandin®)
In 2009, sales of oral antidiabetic products increased by 11% in Danish kroner to DKK 2,652 million and by 9% in local currencies compared to 2008. This increase primarily reflects increased sales in International Operations, particularly China.

Biopharmaceuticals
We continue to grow our biopharmaceuticals therapy areas by leveraging our specialised expertise with proteins and our understanding of chronic disease. Novo Nordisk is committed to developing innovative and improved ways to treat haemophilia and other rare coagulation disorders, growth hormone deficiency, the symptoms of menopause and inflammatory diseases. See pp 24–27.

Sales performance
In 2009, sales of biopharmaceutical products increased by 11% measured in Danish kroner to DKK 13,576 million and by 9% measured in local currencies compared to 2008.

NovoSeven®
Sales of NovoSeven® increased by 11% in Danish kroner to DKK 7,072 million and by 10% in local currencies. Sales growth for NovoSeven® was primarily realised in International Operations and Europe. The sales growth for NovoSeven® mainly reflected increased sales from treatment of spontaneous bleeding episodes for congenital inhibitor patients, which remains the largest therapeutic area of use for NovoSeven®.

Norditropin®
Sales of Norditropin® (ie growth hormone in a liquid, ready-to-use formulation) increased by 14% measured in Danish kroner to DKK 4,401 million and by 10% measured in local currencies compared to 2008. North America and Europe were the main contributors to growth measured in local currencies. We maintained our position as the second-largest company in the global growth hormone market with 24% market share measured by volume.

Other products
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy-related products, increased by 9% in Danish kroner to DKK 2,103 million and by 6% in local currencies. This development primarily reflects continued sales progress for Vagifem®, a topical oestrogen product, in the US.

Operating performance
The gross margin increased to 79.6% compared to 77.8% in 2008. This improvement primarily reflects improved production efficiency, higher average selling prices in the US and a positive currency effect. The improved production efficiency primarily reflects higher yields in diabetes bulk production and increased utilisation of insulin filling and packaging lines. The gross margin was positively impacted by around 0.4 percentage points as a result of a positive currency development, primarily the higher value of the US dollar and the Japanese yen versus the Danish krone compared to 2008.

In 2009, total non-production-related operating costs increased by 12% to DKK 26,048 million compared to the same period last year. Around 1.5 percentage points of the increase in non-production-related operating costs reflect the higher value of key currencies versus the Danish krone in 2009 compared to 2008. The underlying development in non-production-related operating costs relates to the expanded sales forces in especially the US, the UK, Germany, Japan and China, countered by a stable level for research and development costs. The development in research and development costs primarily reflects non-recurring costs in 2008 related to the discontinuation of all pulmonary diabetes projects and of the growth hormone therapy project for patients in low serum albumin in dialysis (Growth Hormone Therapy in LSAD) countered by costs in 2009 related to late-stage development of the new Degludec and DegludecPlus (formerly known as SIBA and SIAC) in the second half of 2009.

Licence fees and other operating income were DKK 341 million in 2009 compared to DKK 286 million in 2008.

Operating profit in 2009 increased by 21% to DKK 14,933 million compared to 2008.

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Our 2009 accomplishments and results

Net financials and tax
Net financials showed a net expense of DKK 945 million in 2009 compared to a net income of DKK 322 million in 2008.

Included in net financials is the result from associated companies with an expense of DKK 55 million, primarily related to Novo Nordisk’s share of losses in ZymoGenetics, Inc. In 2008, the result from associated companies was an expense of DKK 124 million.

For 2009, the foreign exchange result was an expense of DKK 751 million compared to an income of DKK 141 million in 2008. This development reflects losses on foreign exchange hedging of especially US dollars and Japanese yen, due to the appreciation of these currencies versus Danish kroner in 2009 compared to the exchange rate level prevailing in 2008.

The effective tax rate was 23.0%, a decrease from 24.0% in 2008.

Capital expenditure
and free cash flow
Net capital expenditure for property, plant and equipment for 2009 was realised at DKK 2.6 billion compared to DKK 1.8 billion in 2008. The main investment projects in 2009 were the insulin filling plant in Tianjin, China, and new device manufacturing lines in Denmark.

Free cash flow for 2009 was realised at DKK 12.3 billion compared to DKK 11.0 billion in 2008. The higher cash flow is driven by higher net profit and lower income taxes paid, countered by increased capital expenditure during 2009.

Equity
Total equity was DKK 35,734 million at the end of 2009, equivalent to 65% of total assets, unchanged from the end of 2008.

Proposed dividend
At the Annual General Meeting on 24 March 2010, the Board of Directors will propose a 25% increase in dividend to DKK 7.50 per share of DKK 1, corresponding to a pay-out ratio of 40.9%, compared to 37.8% for the financial year 2008. No dividend will be paid on the company’s holding of treasury B shares.

Share repurchase programme
During 2009, Novo Nordisk repurchased 21,661,949 B shares at an average price of DKK 301 per share, equivalent to a cash value of DKK 6.5 billion, completing the share repurchase programme of DKK 19 billion initiated in 2006.

The Board of Directors has approved a new DKK 7.5 billion share repurchase programme to be executed during 2010.

Share savings programme
In the autumn of 2009, the employees in the Danish part of the organisation were offered participation in a share savings programme. An annual maximum of DKK 22,800 per participant can be saved out of gross salary in 2010. The savings will be converted into Novo Nordisk B shares at the market price on 7 December 2010 contingent on continued employment. The shares will be restricted until January 2018.

Approximately 8,400 employees elected to participate in the programme corresponding to 64% of the eligible employees. The total amount invested by employees will be approximately DKK 160 million. This programme is cost neutral to the company.

Holding of treasury shares
and reduction of share capital
As per 2 February 2010, Novo Nordisk A/S and its wholly-owned affiliates owned 32,137,945 of its own B shares, corresponding to 5.2% of the total share capital.

In order to maintain capital structure flexibility, the Board of Directors at the Annual General Meeting in 2010 will also propose a reduction in the B share capital from DKK 512,512,800 to DKK 492,512,800 by cancelling 20,000,000 B shares of DKK 1 from the company’s own holdings of B shares at a nominal value of DKK 20,000,000, equivalent to 3.2% of the total share capital. After implementation of the share capital reduction, the company’s share capital will amount to DKK 600,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 492,512,800.

Legal issues
Novo Nordisk is party to a number of legal cases. See key legal issues and information on contingencies for pending litigations on pp 84–85.

Non-financial performance
Strategic management of the direct and indirect economic, social and environmental impacts of our activities reduces risk and strengthens competitiveness. Managing our business using the Triple Bottom Line business principle helps ensure that decisions are balanced and take a long-term view, with the objective of protecting and enhancing shareholder and societal value. See pp 28–36.

2009 performance against
long-term non-financial targets
Long-term non-financial targets guide the company’s sustainability-driven priorities in an increasingly dynamic business environment. Focus is on maximising positive social impacts by improving access to and quality of care and effectively managing resources to minimise environmental impacts.

During 2009, we met our long-term targets related to employee engagement and adherence to the Novo Nordisk Way of Management. We also made progress towards the diversity target we set in 2008. As a measure of our progress in expanding access to diabetes care, we also made progress in increasing adoption of our long-established differential pricing policy for insulin sales in least developed countries (LDCs).

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Our long-term target for reduction of CO2 emissions was achieved at the end of 2009, well ahead of schedule. Targets for water and total energy consumption were also achieved.

Social
Performance on social dimensions continued on a positive trend with notable progress on all dimensions: people (employees), patients and communities. See p 89.

People
In 2009, we onboarded 4,640 new employees, compared to 4,496 in 2008. The global growth trend continues as projected, with Europe and International Operations leading the expansion. At the end of 2009, the total number of employees was 29,329, which corresponds to 28,809 full-time positions. The total number of employees increased by 8%, from 27,068 at the end of 2008.

In the same period, employee turnover decreased from 12.1% to 8.3%, reflecting a continuous focus on retention which was likely reinforced by the economic environment.

Via the multiplier effect, the employment impact in 2009 – ie the number of jobs created in the supply chain and through employees’ private consumption – was 96,500 jobs worldwide. Most notably, of the total increase of 8,000 the largest portion is estimated to be in International Operations.

Productivity continued to increase, with sales per full-time position at an average of DKK 1.8 million, compared to DKK 1.7 million in 2008.

The ability to manage global growth and stimulate productivity and innovation is tracked via the internal facilitation process and a set of engagement scores in the annual employee survey, eVoice. In 2009, the consolidated score (on a scale of 1–5, with 5 being best) was 4.3, an increase of 0.1 from 2008. Annual scores have been consistently above the long-term target of maintaining a level of 4.0 or above.

Similarly, the level of fulfilment of action points from facilitations of local units’ adherence to the Novo Nordisk Way of Management was 93% in 2009, against a long-term target to maintain a level of 80% or above.

In 2008, we set a five-year goal to have diversity in terms of gender and nationality in all senior management teams. Achievement of this goal relies on training, talent management and succession planning; activities that have all been scaled up and intensified during the 12 months since the launch of a renewed strategy for diversity management. At the end of 2009, 50% of the senior management teams met the diversity criteria, an increase from 43% at the end of 2008.

Patients
Changing Diabetes®, our commitment to give people with diabetes priority, drive health outcomes and break the curve of the diabetes pandemic, aims to deliver sustainable positive impacts for people with diabetes. Efforts are being made to improve systematic measuring, tracking and reporting on outcomes, from a patient perspective as well as the socioeconomic implications, of corporate-driven programmes as well as local initiatives.

Developing healthcare capacity to improve the ability to diagnose and treat diabetes is key to achieving sustainable results in terms of improved access to care and personal health. Over the years, our investments in training and education of healthcare professionals have been significantly scaled up. Since 2002, we have conducted training programmes for a total of 805,000 healthcare professionals worldwide. During 2009, we also reached out to 416,000 people with diabetes, offering training on how to manage their condition.

Our pricing policy for people with diabetes in the world’s poorest countries (LDCs), in place since 2001, is now well-established in these markets. In 2009, we sold insulin at or below the policy price, not to exceed 20% of the average prices in the Western world, to 36 out of all 49 LDCs, up from 32 out of 50 in 2008. Our long-term goal is for the differential pricing to be adopted in all LDCs.

Environment
Performance on environmental dimensions also improved, and we successfully exceeded long-term targets for reduction of CO2 emissions, water consumption and total energy consumption. Our environmental targets and performance management focus on impacts from production. See p 89.

Climate action
Our aim has been to decouple environmental impacts from production growth and this has now been accomplished for CO2 emissions. At the end of 2009, we surpassed our 2014 target of a 10% absolute reduction compared to 2004 – well ahead of time. This accomplishment is the result of energy savings in all production facilities globally. Savings from energy reductions in Denmark have been earmarked to purchase wind energy to supply power for Danish operations from Horns Rev 2 – an

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Our 2009 accomplishments and results

offshore wind farm in the North Sea. The gradual conversion to renewable power supplies began in the second half of 2009 and is expected to be fully effective in 2010.

Resource efficiency
Consumption of water and energy for production decreased in 2009 by 34% and 19%, respectively, compared to the 2007 baseline. These reductions surpassed our long-term targets of 11% reductions in both areas by 2011 compared to 2007.

The total volume of waste increased to 21,019 tons in 2009 from 20,346 tons in 2008, while the recycling percentage stayed consistent at 51%. The increased waste volume relates to increases in production, but as we are aiming for absolute reductions of environmental impacts wherever possible, we intensified efforts to map and manage waste during 2009. Developing a long-term waste target is part of this process.

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Our 2009 accomplishments and results

Outlook 2010

The current expectations for 2010 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Current expectations 2 February 2010

Sales growth
• in local currencies	6–10%
• as reported	At a similar level as local currencies

Operating profit growth
• in local currencies	Around 10%
• as reported	At a similar level as local currencies

Net financial expense	Around DKK 100 million

Effective tax rate	Approximately 23%

Capital expenditure	Around DKK 3.5 billion

Depreciation, amortisation and impairment losses	Around DKK 2.7 billion

Free cash flow	Around DKK 12 billion

Novo Nordisk expects sales growth in 2010 of 6–10% measured in local currencies. This is based on expectations of continued market penetration for Novo Nordisk’s key strategic products within diabetes care, including continued global roll-out of Victoza®, and biopharmaceuticals as well as expectations of continued intense competition, potential generic competition to NovoNorm®/Prandin® and an adoption of a healthcare reform in the US. Given the current level of exchange rates versus Danish kroner, the reported sales growth is now expected to be at a level similar to the growth rate measured in local currencies.

For 2010, growth in operating profit is expected to be around 10% measured in local currencies. The forecast reflects further improve ment of the gross margin, increased spending for R&D activities, primarily related to insulin Degludec and DegludecPlus, and higher licence fees and other operating income. Given the current level of exchange rates versus Danish kroner, the reported operating profit growth is now expected to be at a level similar to the growth rate measured in local currencies. Given the development in key curren cies in 2009, a higher share of the 2010 growth for reported sales and operating profit is expected to be realised in the second half of 2010.

For 2010, Novo Nordisk expects a net financial expense of around DKK 100 million. The current expectation primarily reflects Novo Nordisk share of losses in associated companies.

The effective tax rate for 2010 is expected to be maintained at around 23%.

Capital expenditure is expected to be around DKK 3.5 billion in 2010, primarily related to the new insulin formulation and filling plant in China and new device capacity in Denmark. Expectations for depreciations, amortisation and impairment losses are around DKK 2.7 billion, and free cash flow is expected to be around DKK 12 billion.

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk during 2010 and that currency exchange rates, especially the US dollar, remain at the current level versus the Danish krone during 2010 (see appendix 7). Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below:

Key invoicing currency	Annual impact on Novo Nordisk’s operating profit of a 5% movement in currency	Hedging period (months)

USD	DKK 580 million	17
JPY	DKK 150 million	15
CNY	DKK 100 million	17	*
GBP	DKK 80 million	13
CAD	DKK 40 million	9

* USD used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The financial impact from foreign exchange hedging is included in ‘Net financials’.

Forward-looking statement
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document and Form 20-F, both expected to be filed with the SEC in February 2010, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	statements of plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperations in relation thereto

•	statements containing projections of or targets for revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials

•	statements of future economic performance, future actions and outcome of contingencies such as legal proceedings

•	statements of the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Creating value through innovation’, ‘Performance in 2009’, including long-term financial targets, ‘Outlook for 2010’ and note 28, ‘Financial risk’, on p 75.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors on pp 40–42.

Unless required by law Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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Our 2009 accomplishments and results

Performance highlights

DKK million	2005	2006		2007		2008		2009	2008–2009

Sales									Change
Modern insulins (insulin analogues)	7,298	10,825		14,008		17,317		21,471	4,154
Human insulin	13,543	13,451		12,572		11,804		11,315	(489)
Protein-related sales	1,463	1,606		1,749		1,844		2,064	220
Oral antidiabetic products (OAD)	1,708	1,984		2,149		2,391		2,652	261

Diabetes care total	24,012	27,866		30,478		33,356		37,502	4,146

NovoSeven®	5,064	5,635		5,865		6,396		7,072	676
Norditropin®	2,781	3,309		3,511		3,865		4,401	536
Hormone replacement therapy	1,565	1,607		1,668		1,612		1,744	132
Other products	338	326		309		324		359	35

Biopharmaceuticals total	9,748	10,877		11,353		12,197		13,576	1,379

Total sales by business segment	33,760	38,743		41,831		45,553		51,078	5,525

North America	9,532	12,280		13,746		15,154		18,279	3,125
Europe[1]	14,020	15,300		16,350		17,219		17,540	321
International Operations[1]	5,497	6,494		7,295		8,425		9,826	1,401
Japan & Oceania	4,711	4,669		4,440		4,755		5,433	678

Total sales by geographical segment	33,760	38,743		41,831		45,553		51,078	5,525

Increase in sales prices and volume/product mix	15%	16%		13%		12%		11%
Currency effect (local currency impact)	1%	(1%	)	(5%	)	(3%	)	1%

Total sales increase as reported	16%	15%		8%		9%		12%

Financial performance
Depreciation, amortisation and impairment losses	1,930	2,142		3,007		2,442		2,551	109
Operating profit	8,088	9,119		8,942		12,373		14,933	2,560
Operating profit (excl AERx®)[2]	8,088	9,119		10,267		12,698		14,933	2,235
Net financials	146	45		2,029		322		(945)	(1,267)
Profit before income taxes	8,234	9,164		10,971		12,695		13,988	1,293
Net profit	5,864	6,452		8,522		9,645		10,768	1,123

Total assets	41,960	44,692		47,731		50,603		54,742	4,139
Equity	27,634	30,122		32,182		32,979		35,734	2,755

Investments in property, plant and equipment (net)	3,665	2,787		2,268		1,754		2,631	877
Free cash flow[3]	4,833	4,707		9,012		11,015		12,332	1,317

Financial ratios
Sales in percent:
Modern insulins (insulin analogues)	21.6%	27.9%		33.5%		38.0%		42.0%
Diabetes care total	71.1%	71.9%		72.9%		73.2%		73.4%
Biopharmaceuticals total	28.9%	28.1%		27.1%		26.8%		26.6%

Percentage of sales
Sales outside Denmark	99.2%	99.2%		99.2%		99.2%		99.2%
Sales and distribution costs	28.7%	30.0%		29.6%		28.2%		30.2%
Research and development costs	15.1%	16.3%		20.4%		17.2%		15.4%
Research and development costs (excl AERx®)[2]	15.1%	16.3%		17.2%		16.5%		15.4%
Administrative expenses	6.3%	6.2%		6.0%		5.8%		5.4%

Gross margin[3]	72.8%	75.3%		76.6%		77.8%		79.6%
Net profit margin[3]	17.4%	16.7%		20.4%		21.2%		21.1%
Effective tax rate[3]	28.8%	29.6%		22.3%		24.0%		23.0%
Equity ratio[3]	65.9%	67.4%		67.4%		65.2%		65.3%
Return on equity[3]	21.7%	22.3%		27.4%		29.6%		31.3%
Payout ratio[3]	33.2%	34.4%		32.8%		37.8%		40.9%
Payout ratio adjusted for impact of Dako and AERx®	33.2%	34.4%		34.9%		37.8%		40.9%

Ratios for long-term financial targets									Long-term financial targets[4]
Operating profit margin	24.0%	23.5%		21.4%		27.2%		29.2%	30%
Operating profit margin (excl AERx®)[2]	24.0%	23.5%		24.5%		27.9%		29.2%
Growth in operating profit	15.9%	12.7%		(1.9%	)	38.4%		20.7%	15%
Growth in operating profit (excl AERx®)[2]	15.9%	12.7%		12.6%		23.7%		20.7%
Growth in operating profit, three-year average	11.0%	12.4%		8.9%		16.4%		19.1%
Return on invested capital (ROIC)[3]	24.7%	25.8%		27.2%		37.4%		47.3%	50%
Cash to earnings	82.4%	73.0%		105.7%		114.2%		114.5%
Cash to earnings, three-year average	82.4%	80.2%		87.0%		97.6%		111.5%	80%

Share ratios[5]
Basic earnings per share/ADR in DKK	8.95	10.05		13.49		15.66		17.97
Diluted earnings per share/ADR in DKK	8.92	10.00		13.39		15.54		17.82
Dividend per share in DKK	3.00	3.50		4.50		6.00		7.50

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Our 2009 accomplishments and results

	2005	2006	2007	2008	2009	2008–2009

Social performance						Change
Employees:
North America	2,482	2,850	3,940	3,727	4,076	349
Europe	15,582	15,577	16,100	16,721	17,686	965
International Operations	3,510	4,199	4,943	5,587	6,557	970
Japan & Oceania	886	987	1,025	1,033	1,010	(23)

Total employees	22,460	23,613	26,008	27,068	29,329	2,261

Employment impact worldwide
(direct and indirect):
North America	6,785	7,466	10,522	10,004	10,896	892
Europe	59,172	61,160	54,384	58,770	61,533	2,763
International Operations	9,686	11,616	14,085	17,148	21,429	4,281
Japan & Oceania	2,373	2,507	2,583	2,604	2,616	12

Total employment impact (direct and indirect)	78,000	82,700	81,600	88,500	96,500	8,000

						Long-term
Ratios, scales and numbers						social targets
Fulfilment of action points from						80% or above
facilitations of the NNWoM (%)[6]	88	88	91	92	93	up to 2014

Engaging culture (employee engagement)						4.0 or above
on a scale of 1–5[7]	–	4.0	4.1	4.2	4.3	up to 2014

Diverse senior management teams (%)[8]	–	–	–	43	50	100% by 2014

Warning letters and re-inspections	1	0	0	0	0	0

LDCs[9] where Novo Nordisk sells insulin
according to the differential pricing policy (%)	64	68	72	64	74	100%

Company reputation with external key						Improve
stakeholders on a scale of 0–100[10]	74.3	73.8	74.0	72.4	76.3	(or maintain)

Environmental performance						Change
Diabetes care:
Energy consumption (1,000 GJ)	–	1,916	2,182	1,803	1,544	(259)
Water consumption (1,000 m3)	–	2,625	2,907	2,377	1,817	(560)
CO2 emissions from energy consumption (1,000 tons)	–	164	177	146	99	(47)
Biopharmaceuticals:
Energy consumption (1,000 GJ)	–	335	323	302	292	(10)
Water consumption (1,000 m3)	–	186	175	166	143	(23)
CO2 emissions from energy consumption (1,000 tons)	–	32	30	28	19	(9)
Other:[11]
Energy consumption (1,000 GJ)	–	461	279	428	410	(18)
Water consumption (1,000 m3)	–	184	149	141	189	48
CO2 emissions from energy consumption (1,000 tons)	–	33	29	41	28	(13)

						Long-term
Ratios						environmental targets
Energy consumption						11% reduction by 2011
(% change compared to 2007)	–	–	–	(9)	(19)	compared to 2007

Water consumption						11% reduction by 2011
(% change compared to 2007)	–	–	–	(17)	(34)	compared to 2007

CO2 emissions from energy consumption						10% reduction by 2014
(% change compared to 2004)	9	9	12	2	(31)	compared to 2004

1	Comparative sales figures for 2005 and 2006 have been adjusted in order to reflect a changed organisational structure from 1 January 2007 which transferred eight countries, including Bulgaria and Romania, from Region International Operations to Region Europe.
2	Excluding costs related to the discontinuation of pulmonary diabetes projects in 2007.
3	For definitions, please refer to p. 88.
4	The long-term financial targets were updated in January 2009.
5	In 2007, there was a stock split of the company’s A and B shares. The trade unit was changed from DKK 2 to DKK 1. The comparative figures for 2005 and 2006 have been updated accordingly.
6	NNWoM is an abbreviation of the Novo Nordisk Way of Management.
7	Based on eVoice, an employee survey using a scale of 1–5, with 5 being the best.
8	Diverse in terms of gender and nationality.
9	The Least Developed Countries as defined by the UN.
10	Company reputation is measured by an independent external consultancy firm.
11	‘Other’ consists of consumption and emissions that cannot directly be linked to the production of either diabetes care or biopharmaceuticals.

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Our 2009 accomplishments and results

Pipeline progress

In 2009, significant progress was made across Novo Nordisk’s clinical development pipeline. This overview illustrates key development	activities: entries into the pipeline, progression of development compounds, exits from the pipeline and major regulatory approvals.

Phase 1 Studies in a small group of healthy volunteers, and sometimes patients, usually between 10 and 100, to investigate how the body handles new medication and establish maximum tolerated dose.

Phase 2 Testing a drug at various dose levels in a larger group of patients to learn about its effect on the condition and its side effects.

Diabetes care

Oral insulin
(Type 1 and type 2 diabetes)
We are exploring the possibilities of an oral insulin preparation to improve convenience of treatment. A phase 1 trial involving 84 people was initiated in November 2009.

Oral GLP-1
(Type 2 diabetes)
We are exploring the possibilities of an oral GLP-1 preparation to improve convenience of treatment. A phase 1 trial was initiated in January 2010 involving 155 people.

GIC
(Type 2 diabetes)
GIC, a combination of a basal insulin and a GLP-1 analogue, is being developed for people with type 2 diabetes. The phase 1 clinical trial initiated in 2009 involves 24 people.

NN9161
(Obesity)
We are developing NN9161 for the treatment of obesity. A phase 1 trial was initiated during 2009 involving approximately 140 overweight or obese but otherwise healthy people.

Biopharmaceuticals

Anti-C5aR
(Rheumatoid arthritis)
We are developing anti-C5aR, a monoclonal antibody blocking the C5aR receptor, for the intended treatment of rheumatoid arthritis. The ongoing phase 1 trial involves about 50 people.

NN8555
(Rheumatoid arthritis)
NN8555 is a monoclonal antibody intended for the treatment of rheumatoid arthritis. The phase 1 clinical trial, which involves around 50 people, was initiated in 2009.

Anti-IL20
(Psoriatic arthritis and rheumatoid arthritis)
We are developing a monoclonal antibody for neutralising the interleukin 20 protein, for the intended treatment of psoriatic arthritis and rheumatoid arthritis. The ongoing phase 1 development programme is expected to involve about 80 people.

Long-acting, recombinant factor IX derivative
(Haemophilia B)
We are devoloping a long-acting, recombinant factor IX derivative intended for the treatment of haemophilia B. The long duration of action is intended to support less frequent treatment administration and to enable the prevention of bleeding. The phase 1 clinical trial, begun in 2009, is expected to involve 15 people.

Subcutaneous, long-acting, recombinant factor VIIa derivative
(Haemophilia patients with inhibitors)
We are investigating the bioavailability of subcutaneous injections of a long-acting, recombinant factor VIIa derivative intended to improve treatment convenience. The phase 1 clinical trial, begun in 2009, is expected to involve about 30 people.

Diabetes care

Semaglutide
(Type 2 diabetes)
Semaglutide is a long-acting human GLP-1 analogue designed to treat type 2 diabetes. The phase 2 clinical trial involving more than 400 people was completed in 2009.

Biopharmaceuticals

Recombinant factor XIII analogue
(Cardiac surgery)
We are developing a recombinant factor XIII analogue intended for the treatment of patients undergoing cardiac surgery with cardio-pulmonary bypass to reduce the need for allogenic blood transfusions. The phase 2 clinical trial, involving about 400 people, was initiated in 2009.

Once-weekly growth hormone
(Growth hormone deficiency)
We are developing a long-acting growth hormone derivative intended to improve patient convenience by reducing the number of injections needed. In 2009, we completed a phase 2 clinical trial involving more than 30 adults with growth hormone deficiency and initiated a phase 2a trial involving approximately 30 children with growth hormone deficiency.

Long-acting, recombinant factor VIIa derivative
(Haemophilia patients with inhibitors)
We are developing a long-acting, recombinant factor VIIa derivative. With its long duration of action, it is intended to enable the prevention of bleeding in haemophilia patients with inhibitors. The phase 2 clinical trial, begun in 2009, is expected to involve about 25 people.

Fast-acting, recombinant factor VIIa analogue
(Haemophilia patients with inhibitors)
We are developing a fast-acting, recombinant factor VIIa analogue designed to deliver predictable, fast and sustainable clotting. The ongoing phase 2 clinical trial involves about 90 people.

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Our 2009 accomplishments and results

See more at novonordisk.com/investors/rd_pipeline/rd_pipeline. asp and clinicaltrials.gov.

Phase 3
Studies in large groups of patients worldwide comparing the new medication with a commonly used drug or placebo for both safety and efficacy in order to establish its risk–benefit relationship.

Filed/regulatory approval A New Drug Application is submitted for review by various government regulatory agencies.

Diabetes care

Degludec (insulin degludec)
(Type 1 and type 2 diabetes)
We are developing a new generation of ultra-long-acting basal insulin analogue with a duration of action of more than 24 hours. Degludec is intended for the treatment of type 1 and type 2 diabetes in adults. A phase 3 development programme, BEGIN™, expected to involve 7,000 people, was initiated in 2009.

DegludecPlus (insulin degludec/insulin aspart)
(Type 1 and type 2 diabetes)
We are developing a new generation of ultra-long-acting basal insulin with a bolus boost of rapid-acting insulin (NovoRapid®). DegludecPlus is intended for the treatment of type 1 and type 2 diabetes in adults. A phase 3 development programme, BOOST™, expected to involve 3,000 people, was initiated in 2009.

Liraglutide
(Obesity)
We are investigating the use of liraglutide as an antiobesity treatment. The ongoing phase 3 programme is expected to involve around 5,000 people and will focus on weight loss and prevention of weight gain in people with type 2 diabetes.

Biopharmaceuticals

Recombinant factor VIII
(Haemophilia A)
We are developing a recombinant factor VIII intended for the treatment of haemophilia A. In 2009, Novo Nordisk initiated a phase 3 clinical trial expected to involve about 140 people.

Recombinant factor XIII analogue
(Congenital factor XIII deficiency)
We are developing a recombinant factor XIII analogue intended to treat factor XIII deficiency. The phase 3 trial, fully enrolled in 2009, involves 40 people.

Diabetes care

Victoza®
(Type 2 diabetes)
Victoza®, the first once-daily human GLP-1 analogue, is targeted as a treatment for type 2 diabetes as an adjunct to diet and exercise, both as monotherapy and in combination with commonly used antidiabetic medications. The clinical development programme involved about 6,500 people. In 2009, Victoza® was approved and launched in Europe. It was approved in the US and Japan in January 2010 and regulatory approval is pending in other markets.

Biopharmaceuticals

Vagifem® low dose
(Hormone replacement therapy)
Vagifem® low dose is a topical product for vaginal application. It was approved in the US in November 2009 and in Europe in January 2010.

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Diabetes care

Creating value by improving treatment outcomes

Diabetes
care

Novo Nordisk has been in the business of diabetes for 85 years and has pioneered many therapeutic breakthroughs in diabetes care. Today, diabetes remains our primary focus, accounting for 73% of 2009 sales. The company is the market leader with 51% of the total insulin market and 45% of the modern insulin (insulin analogue) market, based on volume, at year end.

Diabetes is a metabolic disorder affecting the way our bodies use digested food for growth and energy. Much of the food we eat is broken down into glucose, the form of sugar in the blood. Glucose is the main source of fuel for the body. When we eat, the pancreas automatically produces the right amount of insulin to move glucose from blood into our cells. In people with diabetes, however, the pancreas either produces little or no insulin or the cells do not respond appropriately to the insulin that is produced.

We are dedicated to creating value for patients by changing diabetes – changing how it is treated, how it is viewed around the world, and how the future of the disease evolves. While we seek to offer innovative solutions that fit the way people want to live, changing diabetes cannot be achieved through science alone. We have to effect change at every level: in research, in education, in public policy, and in humanitarian and outreach efforts.

Range of treatment options
Our edge in scientific discovery and our expertise with proteins make us uniquely positioned to address the issues at the core of the diabetes epidemic: insulin deficiency and the complexities of treating it. Our goal is to offer people with diabetes, and their healthcare providers, a wide range of treatment options.

We are the only company with a full portfolio of modern insulins. We also produce the most widely used prefilled and durable insulin pen devices in the world. Beginning with the first patients treated with insulin in the 1920s, we have been dedicated to continuously improving the safety, effectiveness and convenience of diabetes treatment.

Our leadership position within diabetes care is bolstered by the fact that we are the only company with two new-generation insulins in late-stage clinical development. If successful, this new generation of insulins is expected to offer even better treatment outcomes and convenience for people with diabetes.

Novo Nordisk is looking at new ways to prevent type 2 diabetes by treating its prestages, including obesity, which is known to be a major risk factor in developing type 2 diabetes. We are conducting a phase 3 trial for liraglutide treatment of obesity. From a

Photo: To improve treatment compliance and outcomes, we look for new ways to make it easier for people with diabetes to take insulin and make sure that products more closely resemble the body’s natural insulin curve. Ib Jonassen, senior principal scientist and project director, Diabetes Protein Engineering, is one of the inventors of Degludec, a new insulin under development. Ultra-long-acting Degludec is in phase 3 clinical trials.

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Diabetes care

commercial perspective, moving into prediabetes and obesity treatment offers attractive potential, but also many challenges.

“Our commercial strategy is to expand our global leadership within modern insulin, gain GLP-1 leadership and continue to offer innovations, including devices, that address unmet medical needs,” says Kåre Schultz, executive vice president and chief operating officer.

Victoza®:
a treatment revolution

Expert clinical practice shows that successful treatment of type 2 diabetes requires a patient-centred approach: focusing solely on glucose management is not enough. Many treatments for diabetes available up to now have involved trade-offs for patients and physicians. While effective at lowering blood glucose, many treatments can induce low blood sugar episodes (hypoglycaemia), weight gain and other side effects. It is known that some patients do not take their medicines regularly to reduce such side effects.

GLP-1 gives patients and their healthcare providers an important new tool in managing the multiple aspects of diabetes.

Glucagon-Like Peptide-1 (GLP-1) is a hormone from the human gut involved in glucose regulation. New GLP-1 therapies are a major innovation in the treatment of type 2 diabetes: they lower glucose while having a low risk of triggering hypoglycaemia, and in most patients also support weight loss. In type 2 diabetes, the ability of the pancreas to release insulin in the presence of glucose is impaired. GLP-1 therapies help address this defect by directly acting on the pancreas.

Our new, long-acting, human GLP-1 analogue, Victoza® (liraglutide), was approved in the EU in 2009 on the basis of the LEAD™ phase 3 programme. LEAD™ (Liraglutide Effect and Action in Diabetes) comprised five randomised, controlled, double-blind studies involving 6,500 patients in 40 countries. LEAD™ demonstrated the strong safety and efficacy profile of Victoza® used alone or in combination with other diabetes therapies. Two of the trials with large patient populations, LEAD™ 2 and LEAD™ 3, have been extended for 18 months and three years, respectively.

“Victoza® is off to a great start. Feedback from patients and physicians is extremely positive – and reveals how Victoza® delivers much more than reduced blood sugar,” explains Jakob Riis, senior vice president, Liraglutide.

We launched Victoza® in nine European markets during the second half of 2009 and will continue the European roll-out throughout 2010. As of January 2010, regulatory approval has also been granted in the US and Japan and we will launch the product in both markets in 2010.

Modern insulin
portfolio

Diabetes is a progressive chronic disease and, to maintain blood glucose levels over time, insulin may be introduced following lifestyle changes and initiation of metformin or GLP-1 therapy. As a third step, treatment guidelines recommend transition to intensive insulin therapy to maintain glucose targets.

Maintaining tight glucose control is associated with fewer serious complications and better treatment outcomes. By engineering proteins we have created a portfolio of modern insulins that offer options for individual treatment needs to achieve improved blood glucose control. For insulin initiation, treatment can include either a long-acting modern insulin or a modern premix insulin with dual release to cover both mealtime and basal requirements. Insulin treatment can also be intensified in two ways, either with a modern premix insulin or by adding a rapid-acting modern insulin to the long-acting insulin at mealtimes.

Our portfolio of modern insulins includes:

•	Levemir®, a soluble, long-acting modern insulin for once-daily use.
•	NovoRapid® (NovoLog® in the US), the world’s most widely used rapid-acting insulin for use at mealtimes.
•	NovoMix® 70/50/30 (NovoLog® Mix 70/30 in the US), a dual-release modern insulin that covers both mealtime and basal requirements.

Better glucose control
The Treat-to-Target study for type 2 diabetes, published in the New England Journal of Medicine in October 2009, evaluated three different treatment regimens using Novo Nordisk insulins over three years1.

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The results demonstrated that patients with type 2 diabetes can achieve good blood glucose control sustained over three years with low rates of hypoglycaemia using Levemir®, NovoMix® and/or NovoRapid®. Patients starting on Levemir® had the lowest weight gain.

“Tight blood glucose control is widely believed to be difficult to achieve because of a high risk of hypoglycaemia,” notes Mads Krogsgaard Thomsen, executive vice president and chief science officer. “The Treat-to-Target study shows that this need not be the case.”

Continuous innovation
As more people throughout the world develop diabetes, there is a growing need for more treatment options to help manage symptoms and arrest disease progression. Studies have found that convenience and safety are linked to higher rates of treatment compliance, which in turn is linked to better health outcomes.

We are working on two new-generation insulin products, Degludec and DegludecPlus, which are intended to be even longer acting to improve treatment outcomes and provide more convenient insulin therapy with a possibility of fewer injections. Currently in phase 3 development, the Degludec and DegludecPlus development programmes will involve more than 10,000 patients from 39 countries around the world.

The trial programme for Degludec is known as BEGIN™ and will involve more than 7,000 patients. Degludec has so far demonstrated an ultra-long duration of action of more than 24 hours, offering the potential of greater dosing flexibility and lower risk of hypoglycaemia. The trial programme for DegludecPlus is called BOOST™ and will recruit over 3,000 patients. DegludecPlus is the first soluble combination of an ultra-long-acting basal insulin with a boost of rapid-acting insulin (NovoRapid®).

Oral formulations
Most people would prefer a tablet to an injection. However, because insulin is a protein, it is rapidly destroyed or degraded in the gastrointestinal tract. The challenge is to move a purpose-designed insulin analogue through the gut to exert its therapeutic effect on blood glucose.

At the end of 2009, we initiated a phase 1 clinical trial for an oral insulin analogue. This project combines our unique expertise with insulin design in a partnership with Merrion Pharmaceuticals, which has expertise in mechanisms for transporting proteins through the gastrointestinal tract.

We also initiated a phase 1 clinical trial of an oral formulation of GLP-1 in January 2010. This formulation was designed in partnership with Emisphere Technologies. In addition, we have built on our internal capabilities in basic science and protein tablet formulation and have established tablet production facilities for these clinical development programmes.

While the development of these new products is still at an early stage and many technological challenges remain, significant progress has been made, and both our partners and we are enthusiastic about the potential within this area.

Safety profile
In the summer of 2009, research studies linking certain insulin analogues to an increased risk of cancer were published in the official journal of the European Association for the Study of Diabetes, Diabetologia[2].

Insulin can bind to two different receptors in the body: insulin and IGF-1 (Insulin-like Growth Factor-1) receptors. It has long been known that certain insulin analogues are more likely to bind to IGF-1 receptors. For this reason, all Novo Nordisk insulin analogues developed during the past 20 years have been engineered with molecular safety in mind and rigorously tested for IGF-1 receptor binding in very early research phases. We have only proceeded to develop modern insulins with a molecular safety profile similar to, or better than, that of human insulin.

While insulin can have a growth-promoting effect on cells, extensive clinical testing has provided evidence that Novo Nordisk’s modern insulins have clinical advantages for many patients with diabetes compared to human insulin, and each insulin has a molecular safety profile as good as or better than human insulin. All Novo Nordisk insulin analogues on the market have been investigated in many randomised, controlled trials and in observational studies, and they are also monitored for any safety signals through rigorous post-marketing safety surveillance.

Device innovation
In our device pipeline, we strive to continuously improve chronic disease therapy with more accurate, convenient and user-friendly devices. Convenience and simplicity can be factors in treatment compliance, with direct implications for health.

FlexPen®, the world’s best-selling prefilled insulin pen[3], is available for Levemir®, NovoRapid®/NovoLog® and NovoMix®/NovoLog® Mix. It eliminates the need to manually load insulin into a delivery device or use a separate vial and syringe. Once in use, the prefilled pen may be stored at room temperature for 14 days or more, which can be important to suit flexible lifestyles. FlexPen® is made of a recyclable plastic, which has the potential to reduce environmental impact.

The new award-winning[4] NovoTwist® needle was launched in Europe in 2009 and will be introduced to additional markets in 2010. NovoTwist® has a simple ‘just twist’ attachment and detachment that makes injection easier for people using FlexPen® or taking Victoza®5,6.

Our newest device, NovoPen Echo™, is a colourful pen with dose settings in half-unit increments, suitable for children needing small doses. It features a simple and intuitive memory function that makes it easy to check, the time lapsed since the last dose was taken. NovoPen Echo™ was announced in Europe in 2009 and will be launched in 2010.

Changing Diabetes®
Diabetes and other chronic, non-communicable diseases are a leading threat to human health and development. Diabetes kills almost as many people as HIV/AIDS, disables millions of people and is already causing damage to the global economy. The International Diabetes Federation estimates that the number of people with diabetes will increase from 285 million today to 438 million in 2030[7].

As a world leader in diabetes care, we have the potential and responsibility to make a difference for people with diabetes, facilitating change in addition to providing innovative treatments. We do this through a concerted effort called Changing Diabetes®,

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which includes programmes and engagement at global, regional and national levels. Our ambitions are to:

•	give people with diabetes a priority that reflects the scope and severity of the disease and its complications by supporting systemic change for chronic disease management
•	drive healthcare outcomes for people with diabetes by promoting improved care and timely investment to prevent disease progression
•	break the curve of the global diabetes epidemic by mobilising multi-stakeholder efforts to set clear targets and achieving concrete results.

Giving people with diabetes priority
To change the course of diabetes and improve treatment outcomes, we are working to put diabetes on public health agendas. To date, we have created 13 Changing Diabetes® briefing books for nine countries. These reports provide an overview of the diabetes state of each nation and a projection of the future diabetes burden if nothing is done to curb it. We have also engaged more than 5,000 key stakeholders through 19 Changing Diabetes® Leadership Forums and regional or national round-tables in 13 countries, helping to reach consensus about what it will take to change diabetes.

According to the International Diabetes Federation, 285 million people worldwide have diabetes. By 2030, this will increase to 438 million people.

In 2009, we sponsored the Changing Diabetes® Leadership Forum in China. One of a series of forums held across the world, the goal was to unite all key stakeholders in setting an agenda for improving access to care and quality of care for people with diabetes.

Due to rapid economic and industrial development, urbanisation is spreading in China. Increasingly unhealthy lifestyles have caused a significant increase in the number of overweight and obese people, and a fivefold increase in the risk of getting diabetes in urban areas compared to rural areas. The Forum was jointly hosted by the International Health Exchange, the

Cooperation Centre of the Chinese Ministry of Health and the World Diabetes Foundation. It was organised by the Chinese Center for Diabetes Society and the Chinese Disease Control and Prevention, with the support of the Bureau of Disease Prevention and Control of the Chinese Ministry of Health, and the International Diabetes Federation.

In 2010, we will organise Changing Diabetes® Leadership Forums with stakeholders in India, sub-Saharan and Northern Africa and the Middle East.

Driving healthcare outcomes
Our goals for the newly launched Changing Diabetes® Barometer website, changingdiabetesbarometer.com, include improving health outcomes for people with diabetes globally while bringing down total costs.

The barometer is a collaboration with the International Diabetes Federation’s Diabetes Atlas, ensuring that all data gathered from the participating countries is included in the global reference for diabetes prevalence. By increasing transparency and highlighting areas where improvements are possible, the tool gives policy-makers and healthcare providers critical information to measure progress and drive change.

Breaking the curve
To address patient needs and deter the growth of the diabetes pandemic, we build partnerships around a shared vision of changing diabetes and implementing the UN Resolution on diabetes, engaging with governments, policy-makers, healthcare organisations, healthcare professionals, people with diabetes, patient associations, private enterprises, non-governmental organisations and the media.

Our global campaign drives awareness of the personal and societal risks of diabetes. Through our National Changing Diabetes® programmes, we promote better education of healthcare professionals and wider availability of screening for diabetes symptoms to help save lives and significant costs long term. The Changing Diabetes® Bus visited 16 countries in Europe and the Middle East during the year, providing 62,000 people with diabetes testing. On World Diabetes Day, 14 November, more than 315,000 people in 56 countries were engaged in different Novo Nordisk-sponsored activities, including fundraisers and educational programmes.

Over the past decade, we have published a series of possible future scenarios for diabetes, and have used these to engage stakeholders in dialogue about the diabetes pandemic. Our third edition of future scenarios, published in 2009, has two main focus areas. One scenario outlines how linking treatment outcomes and reimbursement will change healthcare. A second

Improving diabetes care

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scenario describes how communities and healthcare systems will be impacted as obesity, which can be a precursor of diabetes, becomes increasingly common around the world.

Expanding access
Building sustainable partnerships to expand access to diabetes treatment and develop healthcare system capacity is the primary goal of our long-term efforts to change the diabetes epidemic in developing countries. Our commitment extends to people who lack access to treatment, those who face barriers due to inadequate healthcare infrastructures and the high out-of-pocket costs that can be a part of having a progressive, chronic disease.

Our significant contribution to the improvement of diabetes care in the developing world includes our continued long-term financial commitment to the World Diabetes Foundation, totalling 1.2 billion Danish kroner allocated over 15 years (see p 84.)

The independent and non-profit foundation supports the prevention and treatment of diabetes where it is needed most, providing funding for local initiatives that improve healthcare capacity. Since it was founded by Novo Nordisk in 2001, it has supported 219 projects in 90 countries. The foundation’s annual report is online at worlddiabetesfoundation.org.

Beyond our donations to the World Diabetes Foundation, our approach to expanding access builds on the right to health and aligns with the UN Millennium Development Goals, which offer a common vision for tackling some of the major challenges facing the world by 2015.

Over the next decade, our emphasis will be on areas selected because of their ability to have an impact on current and future generations, with a long-term impact consistent with our role as a sustainable business. Our areas of emphasis support three of the UN Millennium Development Goals.

Treating children with type 1 diabetes
Despite progress, children with type 1 diabetes in developing countries continue to have high mortality rates, with life expectancies of less than one year in sub-Saharan Africa.

To reduce child mortality – UN Millennium Development Goal 4 – Novo Nordisk has made an ambitious five-year, 25-million-dollar commitment to treat children with type 1 diabetes. The Changing Diabetes® in Children programme responds to the International Diabetes Federation’s call that no child should die of diabetes. Our goal is to work in cooperation with local partners, including governments and diabetes associations, to build sustainable national capacity in some of the world’s poorest countries and create well-functioning diabetes clinics for treatment of children with type 1 diabetes.

The programme provides the necessary medical and laboratory equipment, organises training of healthcare professionals, puts in place diabetes patient education, and creates systems for adequate monitoring and follow-up. In addition, insulin and diabetes supplies are being provided free of charge for the duration of the programme

In Bangladesh, one of the countries in the world with the lowest healthcare spending per capita, the programme has been rolled out as a joint initiative with the Diabetic Association of Bangladesh (BADAS). As in most other developing countries, there are no existing facilities for treating children with diabetes. “Currently, children with diabetes are managed primarily by adult diabetes clinics or general medical outpatient clinics, but treating diabetes in children is different from treating diabetes in adults,” says Professor Azad Khan, president of BADAS. “They have other needs and delayed treatment can often lead to devastating complications.”

More than 400 children were diagnosed and enrolled during 2009 in Bangladesh, Cameroon, Democratic Republic of Congo, Guinea, Tanzania and Uganda. Our ambition is to reach 10,000 children as we expand the programme into additional countries over the next few years.

Diabetes in pregnancy
Due to the decreasing age of onset for type 2 diabetes, growing numbers of women have diabetes prior to pregnancy. Diabetes makes pregnancies higher risk and can lead to long-term com- plications for both mother and child.

Expanding access to care supports development goals

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Over 10 million women develop gestational diabetes during pregnancy every year. More than half of women who develop gestational diabetes will go on to develop type 2 diabetes during the next decade, and their children have a substantially increased risk of developing type 2 diabetes. Supporting healthy pregnancies is therefore important to reverse the diabetes pandemic.

In support of Millennium Development Goal 5, targeting maternal health, we are initiating activities to raise awareness of the impact of diabetes in pregnancy, address knowledge gaps, support community-based maternal health programmes and advocate for sustainable change, which ultimately will increase access to diabetes screening, treatment and lifestyle education. Through our commitment to address the needs of women with diabetes, we aim to improve the health outlook for women and their families today as well as for future generations.

Pricing in developing countries
The cost of therapy still constitutes a significant barrier for better healthcare in the developing world. In many countries, the availability of medicines at public health facilities is often very poor due to inadequate funding, lack of incentives for maintaining stocks, inability to forecast accurately or inefficiencies in procurement, supply and distribution. Among the targets for UN Millennium Development Goal 8 is a call for cooperation from pharmaceutical companies to provide access to affordable essential drugs in developing countries.

Through our long-standing differential pricing policy for the least developed countries (LDCs), as defined by the United Nations, we sell insulin at or below 20% of the average prices for insulin in the Western world. Each year we offer differential pricing in all LDCs. In 2009, either governments or non-profit organisations in 36 of these countries chose to purchase at the differential prices. See p 93.

Building partnerships and capacity
The huge challenge of tackling development and diabetes poses numerous dilemmas for the developing world that require innovative approaches. While our strength is in diabetes care, working in partnership is crucial to help address organisational matters and increase the impact of our efforts.

Novo Nordisk already has a long history of working in partnership with governments, ministries of health and other partners through our World Partner Project. Launched in 2001, the project focused on developing models for addressing diabetes healthcare in developing countries. Together with partners, the World Partner Project has had an impact through 31 programmes in eight countries (Bangladesh, Malaysia, Tanzania, Zambia, El Salvador, Costa Rica, China and India). Lessons from these projects continue to inform our approach for fostering sustainable diabetes care.

We continue to seek innovative partnerships to improve access to diabetes care for these vulnerable populations not being supported in their current system.

Photo: To increase access to all people with diabetes, Mapoko Mbelenge Ilondo, programme director, Global Diabetes Partnerships, builds models for sustainable public–private partnerships in developing countries. In Tanzania, for example, Ilondo has worked with the health ministry and the diabetes association to integrate diabetes care into the country’s healthcare system.

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Biopharmaceuticals

Creating value by improving treatment convenience

Biopharmaceuticals

Our specialised expertise with proteins and our understanding of chronic disease are leveraged in our biopharmaceuticals business to develop innovative and improved ways to treat haemophilia and other rare coagulation disorders, growth hormone deficiency, the symptoms of menopause and inflammatory diseases.

Commitment to haemophilia

Haemophilia is an inherited or acquired coagulation disorder and people living with haemophilia lack, either partly or completely, an essential clotting factor necessary to form blood clots. The main danger is uncontrolled internal bleeding, which can cause stiffness, pain, severe joint damage, disability and even death.

Novo Nordisk has a heritage of improving existing standards of care. For this reason, our haemophilia pipeline has expanded to include compounds targeting faster and more efficient treatment of episodic bleedings, long-acting compounds to allow for less frequent infusions and products administered by the more convenient subcutaneous route.

We have a solid position in the treatment of haemophilia patients who have developed inhibitors, or antibodies, to their missing coagulation factor. NovoSeven® remains the only recombinant treatment option for these patients. Our pipeline includes two potential successors to NovoSeven®: a long-acting, recombinant factor VIIa derivative and a fast-acting, recombinant factor VIIa analogue. Both are in clinical development.

“In the absence of a cure, the challenge is to provide effective, safe and convenient treatments that prevent bleeding as far as possible,” says Anne Prener, corporate project vice president of Haemostasis Management.

Expanded pipeline
Our ambition is to use our understanding of haemophilia to develop new compounds to offer improved treatment options for all people with haemophilia and for the treatment of many rare coagulation disorders.

In order to improve upon existing treatments for haemophilia A using factor VIII, we had to first produce a third-generation factor VIII compound. We expect to launch this new recombinant factor VIII treatment for haemophilia within the next few years while we continue to develop a longer-acting formulation. Our goal is to

Photo: Egon Persson, principal scientist, Haemostasis Biochemistry, is an inventor of a fast-acting, recombinant factor VIIa analogue currently in a phase 2 clinical trial. A potential successor to NovoSeven®, it is intended to deliver predictable, sustainable clotting fast, as shown in the diagram.

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Biopharmaceuticals

improve treatment by developing a long-acting concentrated formula to reduce frequency and infusion times, which can be as long as 45 minutes every other day.

During 2009, we initiated a phase 1 trial for a long-acting, recombinant factor IX compound for haemophilia B that is intended to be used once a week. This would offer patients greater convenience compared to current prophylactic treatments to help prevent bleeding, which have to be infused twice a week.

In most of the world, patients with congenital factor XIII deficiency do not have any treatment options. The only treatment available in some countries is made from human plasma, which may involve risk of bloodborne viruses. Our phase 3 clinical trial for a safer recombinant factor XIII treatment involves 40 patients and is expected to be completed in 2010. We are investigating the same molecule to reduce the need for blood transfusions for cardiac surgery patients.

New generation of NovoSeven®
Novo Nordisk developed NovoSeven® for the 3,500 people with haemophilia who develop inhibitors, or antibodies, to other replacement factor therapies. Our factor VIIa product, NovoSeven®, was a significant innovation when launched and remains the only recombinant medication available for haemo-philia patients with inhibitors. It provides effective treatment for rapid control of bleeding episodes and has been a major advancement in the treatment of haemophilia patients who have developed inhibitors, for whom there were few other treatment options. NovoSeven® is also the only recombinant medication approved for the treatment of bleeding episodes in acquired haemophilia factor VII deficiency and, in Europe, Glanzmann’s thrombasthenia.

Our continuous efforts to make NovoSeven® more convenient and more effective include the launch in 2008 of a NovoSeven® room temperature stable formulation that has a smaller infusion volume for added convenience. Because NovoSeven® room temperature stable does not need to be refrigerated, it is portable, which may allow bleeds to be treated faster[8]. After initial launch in the US in 2008, we successfully introduced the product in 24 markets in 2009.

Novo Nordisk has a heritage of improving existing standards of care. Our long-term ambition is to develop more effective, safe and convenient treatment options for people with haemophilia.

To develop new therapeutic approaches for prevention of bleeding based on the established efficacy of factor VIIa, we initiated a phase 2 clinical trial in 2009 for a long-acting derivative of recombinant factor VIIa. The same molecule is also being investigated for subcutaneous use. Another phase 2 trial is currently ongoing to determine the optimal dose and safety profile of a new recombinant factor VIIa analogue with an even

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faster onset of action than NovoSeven® and the ability to form even stronger clots in a shorter time.

Expanding access to care
As our focus on haemophilia has expanded, so has our commitment to the global haemophilia community. We established the Novo Nordisk Haemophilia Foundation in 2005 to address the significant need for improving haemophilia care and treatment in developing countries, where haemophilia is not a healthcare priority and many patients go undiagnosed or are inadequately treated. Our donations to the NNHF, including 15.4 million Danish kroner in 2009, support 28 projects and five fellowships in 24 developing and emerging countries. By working with partners across all areas of the haemophilia community with local ownership of projects, the NNHF aims to ensure the sustainability of development programmes. See nnhf.org for more information.

Changing Possibilities in Haemophilia®

Building on our long-standing concerted efforts in diabetes, called Changing Diabetes®, we launched a similar strategic initiative in late 2008 called Changing Possibilities in Haemophilia®. Under this umbrella, we seek to partner with physicians and the wider haemophilia community to help build a better tomorrow for people with haemophilia. We also collaborate with governments and healthcare policy-makers to track quality of life issues for people who have haemophilia, and help set standards for the level of treatment that this patient group receives.

We partner with physicians and the wider haemophilia community to help build a better tomorrow for people with haemophilia.

Collaboration with the haemophilia community
To strengthen our collaboration with the global haemophilia community, we have embarked on a psychosocial study to determine how to best support the needs of those with haemophilia. A multi-disciplinary team of healthcare professionals and patient representatives met in Montreal, Canada, in September 2009 to establish a global advisory board on psychosocial issues in haemophilia. Based on discussions from this meeting, we are beginning a structured process of enquiry, seeking a broad spectrum of input about life with haemophilia in the family, the school setting, the workplace and the wider community. Our hope is that findings from the study will uncover ways to improve the quality of life for people with haemophilia and those caring for them. The programme will be conducted in close collaboration with experts and patient representatives and is inspired by our existing DAWN™ (Diabetes Attitudes Wishes and Needs) programme.

In 2009, we also made a commitment with the World Federation of Hemophilia to further the haemophilia cause each year on World Hemophilia Day as an official sponsor.

Continued medical education
Some types of haemophilia are particularly rare, so few health-care providers have extensive experience with treatment. Through the Novo Nordisk Haemophilia Grants & Awards programme, Access to Insight, we offer support to encourage doctors and scientists to enhance their understanding of haemophilia and share best practices for treatment to improve care. We also sponsor an accredited training programme and scientific sessions at major congresses such as the World Federation of Hemophilia and the International Society of Thrombosis and Haemostasis.

Leadership and innovation

In determining which businesses our company should be in, we consider our core strengths in protein engineering and chronic disease as well as the potential for global market leadership.

Leadership and innovation in human growth hormone
Through our expertise in protein synthesis based on recombinant technology, Novo Nordisk has become one of the world’s leading producers of human growth hormone. Norditropin® builds on our 40-year commitment to growth hormone treatment and is a market leader because it is unique: it is the only liquid growth hormone product with a formulation that does not require refrigeration and is available in a prefilled, ready-to-use device.

Growth hormone deficiency affects the pituitary gland, a small gland located at the base of the brain that produces growth hormone and other hormones. If the pituitary gland does not produce enough growth hormone, growth is slower than normal. Children need growth hormone to grow to normal height. In adults, growth hormone is needed to maintain the proper amounts of body fat, muscle and bone. Research shows that children with short stature are more likely to experience difficulty at school and adults with growth hormone deficiency have poorer-than-average health-related quality of life.

Since human growth hormone is a protein that can work effectively only through injection, we have drawn on our technological expertise in injection devices to improve growth hormone delivery systems and products. We launched new devices in some markets in 2009, including an improved NordiFlex™ pen, which studies indicate has a 40% lower dose force.

To further ease treatment for patients with this chronic deficiency, we are also developing a once-weekly growth hormone derivative to reduce the number and frequency of injections. A phase 2 trial of this compound was successfully completed in adult patients in 2009.

Supporting improved treatment outcomes
To improve treatment outcomes for people with growth hormone deficiency, we support healthcare provider education and scientific research. NordiScience® supports physicians with endocrine

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Biopharmaceuticals

research and educational services and support, including clinical symposia, fellowship grants and access to scientific publications.

NordiNet®, an international outcome study including data from more than 5,000 patients, is one example of our commitment to long-term studies that track treatment success and safety. The NordiNet® platform is an electronic data-capturing tool for patient outcome evaluations that gives healthcare providers in certain countries access to software that determines bone age.

Since human growth hormone is a protein that can work effectively only through injection, we have drawn on our technological expertise in injection devices to improve growth hormone delivery systems and products.

Low-dose hormone replacement
Novo Nordisk launched its first low-dose hormone replacement product, Activella®, in the US in 2008. It was introduced as Activelle® in Europe in 2009. Our low-dose topical hormone replacement treatment, Vagifem®, was approved in the US in November 2009 and by EU regulatory authorities in January 2010.

These products build on our 25 years of experience with hormone treatment for menopausal symptoms. Our long-standing position is that hormone replacement therapy for women should be prescribed at the lowest effective doses and for the shortest time periods consistent with treatment goals and risks assessed for individual women.

Development projects target inflammatory diseases
Leveraging our protein expertise to help patients with other types of chronic disease and add to our clinical pipeline of products, we now have three projects in early clinical development targeting chronic inflammatory conditions. These projects target rheumatoid arthritis, psoriatic arthritis and systemic lupus erythematosus.

By investing in early-stage research in this field we hope to find the underlying causes of different inflammatory conditions and develop new treatments for these diseases. This work is conducted in Denmark and at our newly opened research centre in Seattle, Washington, US. The Seattle centre is part of an effort to further globalise research and development.

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How we work

Creating value for society by working transparently and responsibly

How
we work

Making a difference to patients and society is what we are all about. If we can improve treatment outcomes for people with chronic diseases, keeping them healthy and productive, we can help not only individuals needing treatment but also their families and their communities.

Our aspiration is to be the world’s leading diabetes care company and, ultimately, to defeat diabetes and leverage our expertise in the fight against other chronic, non-communicable diseases. This is our core business proposition, the essence of Novo Nordisk’s contribution to sustainable development and the heart of our vision.

We accomplish this by expressing our values in all of our actions, focusing on patients first. Our impact on society is reflected by the number of patients who benefit from our products and our efforts to catalyse change in healthcare systems and train patients and healthcare providers.

Novo Nordisk Way of Management

The Novo Nordisk Way of Management, the framework within which we work, supports our culture of innovation and responsibility. Aligned with the principles of the United Nations Global Compact in the areas of human rights, labour, the environment and anti-corruption, the Novo Nordisk Way of Management ensures the long-term growth and welfare of our company and helps us find the right balance between compassion and competitiveness.

In 2009, we continued to drive initiatives related to the UN Global Compact principles across our value chain. Many of these initiatives are described in the following pages. A comprehensive account is found in our annual Communication on Progress. See annualreport2009.novonordisk.com/governance-and-reporting/ un-global-compact.aspx.

The Novo Nordisk Way of Management includes our vision, our values and our commitment to the Triple Bottom Line principle. A follow-up methodology for auditing and validating performance and policies in key areas supports cross-organisational understanding and helps ensure implementation.

While our values are global, they are also owned and lived at a local level, providing flexibility and fostering diversity in ideas. As our business grows, the Novo Nordisk Way of Management provides

Photo: Our partnership approach to addressing climate change and preparing our business for a carbon-constrained future resulted in a new business model that has helped drive the market for renewable energy. Priya Matzen, programme director, Global TBL Management, has been a driving force behind our climate strategy. See pp 31 and 35.

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How we work

a foundation to ensure that we stay on course, focused on innovating in ways that support our vision and are consistent with our values.

“Achieving targets is only one aspect of performance. It is just as important that employees work in a way that expresses Novo Nordisk’s core values,” says Lars Rebien Sørensen, president and chief executive officer.

The Novo Nordisk Way of Management’s follow-up methodology provides a tool to assess the degree to which values are embedded in our actions and operations. It also helps ensure that the framework can stand the test of time and different cultures.

The entire framework for the Novo Nordisk Way of Management is detailed at novonordisk.com/about_us.

Triple Bottom Line management
We are committed to operating in a way that is financially, environmentally and socially responsible. Anchored in the company’s bylaws, the articles of association, and the Novo Nordisk Way of Management, our commitment to the Triple Bottom Line principle helps us balance short-term profitability with longer-term societal interests.

Applying the Triple Bottom Line principle in decision-making serves two purposes. It builds trust and protects our licence to operate and it helps drive innovation and long-term growth. This is how Triple Bottom Line management generates value.

We monitor trends that could impact our business success and proactively respond to stakeholder expectations and emerging issues such as the right to health, business ethics and bioethics. We also take responsibility for addressing global challenges that are critical to our ability to manage a sustainable business for the long term.

We focus on fighting the diabetes pandemic and confronting the climate change challenge. These are areas where we have an opportunity and an obligation to put effort behind making a real difference. Our impact goes beyond our own operations; by demonstrating results we can inspire others to join forces. We also seek to influence public policy and drive societal change towards more sustainable practices.

Measuring values-based orientation
As part of the follow-up methodology, we have a global facilitator team consisting of senior people with deep understanding of our business and the business environment. They evaluate the extent to which business units operate in compliance with the Novo Nordisk Way of Management, and the team has a formal reporting line to the chairman of the Board.

“Facilitation is the follow-up method used to document compliance regarding the Novo Nordisk Way of Management,” says Kim Bundegaard, senior vice president, Business Assurance. “It provides a systematic approach to gaining insight into how units in the organisation are living the Novo Nordisk Way of Management.”

For some units, facilitations take place annually; for others, the process takes place once every three years. From 30 September 2008 to 30 September 2009, 70 facilitations were conducted, covering units with more than 12,000 employees. Of these, more than 3,000 employees were interviewed to determine how corporate values are being lived and implemented throughout the organisation.

Observations from this process were reported to the Board in December 2009. To maintain a strong level of compliance, more than 300 recommendations or actions were issued during the 2009 facilitations. Areas identified for increased focus include future business direction and prioritising process improvement initiatives.

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How we work

Our impact on society

We hold ourselves accountable to shareholders and other stakeholders that may affect or be affected by the company’s activities. As a business, Novo Nordisk generates wealth for society and contributes to socioeconomic development through sustainable business practices, investment and employment. As a pharmaceutical innovator, we provide knowledge, research and development and healthcare products. Our outreach programmes also improve awareness, diagnosis and treatment.

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How we work

Engaging stakeholders

The burdens of chronic disease will grow and challenge societies in new ways as the global population expands and ages and increasing urbanisation contributes to more sedentary lifestyles. By involving stakeholders and working in partnership, we believe we can better understand these challenges and cocreate solutions that are more likely to succeed.

Our key stakeholders are patients. We engage with all other stakeholders – including healthcare providers, payers, employees, investors, suppliers and other business partners – in support of improved treatment outcomes for people with diabetes and other chronic diseases. Examples of our stakeholder engagement and partnerships are included in this section, but other examples can be found throughout this report and online at annualreport2009. novonordisk.com/stakeholder-engagement.aspx.

How we engage
Long-term partnerships have for many years created value for Novo Nordisk and for society. We partner with others to address societal problems that are integral to our long-term business success, to leverage our assets and expertise to deal with the problem, to play a role in mobilising stakeholders and driving concerted action, and finally to measure and learn from results.

Recognising the complexity of climate change, we have taken a partnership approach to address it, teaming up with others who have specialist knowledge in the field. Our CO2 reduction target was set in close collaboration with the World Wildlife Fund (WWF) under the WWF Climate Savers Programme. Our ongoing partner ship with DONG Energy (see p 36) has allowed us to find a cost-neutral way of converting power supplies for our Danish operations to wind energy, an important element in achieving the target.

When setting the target, we shared internal data with WWF and had a very open dialogue. WWF challenged us to set the bar higher than we would have otherwise done.

The UN Resolution on diabetes, adopted in December 2006 to increase awareness of the growing diabetes pandemic and develop policies for the prevention, treatment and care of diabetes, is one example of the kind of change that is possible through long-term partnerships. It was the result of a multi-stakeholder campaign led by the International Diabetes Federation in which Novo Nordisk was an active and supportive partner. It recognises the urgent need to pursue multilateral efforts to promote and improve human health and encourages UN member states to have strategies for diabetes prevention, diagnosis and treatment as part of the sustainable development of healthcare systems.

Patient support
Our core business is to help people, seeking to reduce suffering and improve health. Our commitment to patients is paramount, and engaging with patients and patient organisations and understanding their needs is an important part of how we work.

An example of the value of patient dialogue is the DAWN™ programme – the largest global survey to uncover the psychosocial aspects of diabetes and the attitudes, wishes and needs of people with diabetes. Initiated by Novo Nordisk in 2001, the survey included people with diabetes and healthcare professionals from 13 countries.

Today, DAWN™ serves as a patient advocacy platform, calling for concerted action to improve diabetes care in more than 30 countries and influencing academic research, educational programmes and new approaches to treatment at hospitals and clinics. In some countries, national task forces and coalitions are now coordinating efforts to implement patient-centred care and community initiatives inspired by DAWN™ surveys.

Since the DAWN™ study started in 2001, other international studies have been completed, including the DAWN™ MIND study. The DAWN™ MIND study aims to implement monitoring of well-being in people with diabetes as part of routine diabetes care. Monitoring helps identify psychological needs that are otherwise likely to stay unrecognised.

We are also launching a psychosocial survey of people with all types of haemophilia to better understand their needs and wishes and help support efforts to improve care. See p 26.

Collaborating for innovation
Our commercial focus is on a few mutually re-enforcing protein-based therapeutic areas. Within each, we are committed to improving the quality of life for people living with the particular disease. We search for innovative biologics at all stages of development, from early discovery to clinical phases.

Always a pioneer in scientific innovation, we have entered into preliminary collaborations with biotechnology-based research companies, resulting in many technological advances. These include our work with research and development companies to formulate therapeutic proteins and generate human monoclonal antibodies. One example of our success in collaborating to drive innovation is our clinical development of oral insulin and GLP-1 formulations. See p 20.

By involving stakeholders and working in partnership, we believe we can better understand healthcare challenges and cocreate solutions that are more likely to succeed.

Our responsible sourcing programme is another example of how our commitment to partner with others is integrated in the way we do business. The programme also underpins the company’s commitment to the UN Global Compact and the Universal Declaration of Human Rights. We have established a methodology for assessing our supplier base, including screening principles and a model to map and manage social and environmental risks relevant for different types of procurement.

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How we work

Bioethics dialogue
Dialogue with stakeholders includes sharing views and knowledge about our bioethical work. This process, which includes engagement with non-governmental organisations, inter-governmental organisations, governments and regulators, researchers and patients, helps us reconcile ethical dilemmas about research and development and stay attuned to societal concerns.

In 2009, our long-term efforts to build a partnership in Denmark to find ways to refine and reduce the use of animal experimentation were recognised with an award at the World Congress on Alternatives and Animal Use in the Life Sciences in Rome. The main focus of the collaboration of companies and universities is to do research in ways that consider animal welfare and to share information and ideas about alternatives to animal testing.

Our people

Looking at our projected growth, 75% of our people, the heart of our company, will be outside Denmark in 10 years’ time. Embracing diversity and embodying a global mindset are necessary to successfully manage the increasing globalisation of our business.

To support sales growth, new product launches and a strong pipeline of future treatments, we hired 4,640 new employees in 2009. Our employees numbered 29,329 at year end, an increase of more than 8% compared to 2008. As we expect this rate of growth to continue for the forseeable future, the importance of ensuring that all employees understand and demonstrate the Novo Nordisk Way of Management is huge. We want to grow the company in a way that is consistent with our values and culture.

Diversity and inclusion
We believe diverse management teams and people with different perspectives are best suited to drive performance and foster innovative thinking. Our ambition is that within five years of the launch of our diversity strategy at the end of 2008, all senior management teams will include employees of both genders and different nationalities.

At the end of 2009, diversity was reflected in 50% of senior management teams, compared to 43% at the end of 2008. While we have chosen to report on our progress annually, changing our organisational culture is a long-term objective that involves training and mentoring, talent management and succession planning.

To help foster opportunity, greater transparency has been introduced into the succession-planning process. For all key positions, succession planning must consider and include employees of both genders as well as both local and non-local employees.

Training in diversity and cultural inclusion is offered to all employees and is integrated into the company’s leadership development programmes for vice presidents, managers and young talent to build leadership capabilities. We have also established diversity networks in the US and Europe.

Photo: Per Valstorp, senior vice president, Product Supply, has successfully fostered an innovation culture and mindset through the company’s cLEAN® programme. Implementation has been driven by an 80% focus on culture and mindset and 20% on operational and technical tools.

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How we work

Innovative culture
In 2009, we undertook an assessment of the current state of our innovation systems and culture to determine how to build on and increase innovative activity. One example of how innovation is fostered throughout the organisation is our cLEAN® programme. cLEAN® is our version of LEAN – a well-known process optimisation philosophy. The ‘c’ stands for current and emphasises that working with cLEAN® is a continuous journey.

The cLEAN® mindset is an example of our values in action, empowering employees to be accountable, ambitious and ready for change. The programme has also involved a substantial investment in training to improve capabilities at all levels as well as development of leadership competences to stimulate an innovation culture.

Developed over the past six years, cLEAN® has allowed us to transform proprietary knowledge into value-optimising quality, delivery and cost. Progress toward many of our environmental targets and much of the recent improvement in our gross margin are attributable to cLEAN® process innovations. Savings from process innovations have been invested in research and development activities and sales force expansion, helping to secure the long-term future of the company.

To challenge ourselves to continuously improve, we are introducing new pilot programmes in 2010 to foster innovation in new ways. One project involves managing innovation across the value chain – from governance to incentives – to make launching innovative projects routine.

Our ambition is that by 2014 all senior management teams will include employees of both genders and different nationalities.

Life-changing careers
Our global employer branding programme, Life-changing careers, launched in 2008, aims to attract and retain employees, particularly in countries where competition remains high. To attract and retain the talented people needed to drive our business, we must provide an attractive work environment. Novo Nordisk has consistently been named among the best places to work in Denmark. During 2009, we were also recognised as being among the best places to work in other markets, including Argentina, France, Poland, South Africa and the US.

Performance management and leadership development
Developing the leadership we need for long-term sustainable growth requires that we support our people to develop their qualifications, competences, employability and career opportunities. We also offer competitive remuneration and employment conditions. Increasingly, we are integrating performance management in leadership processes, moving towards performance leadership.

We now have a consistent, transparent target-setting and performance management process across our business which supports employee mobility across regions. Employees typically have two target appraisals a year when, together with their manager, they set goals for the year, assess achievements and also define a preferred career path.

Talent and leadership programmes are in place targeting all levels, and several new programmes have been implemented to facilitate early talent-spotting. As our business grows, we have sought to ensure that all new managers with no prior management responsibility at Novo Nordisk complete leadership training within the first six months of their appointment. More than 500 managers completed this programme in 2009.

Talent development programmes such as our Lighthouse programme for vice presidents and general managers use cooperative learning processes, including engagement with local hospitals, communities and non-governmental organisations. Participants are encouraged to find creative ways to implement Novo Nordisk’s commitment to patients, stakeholders and sustainable business practices.

Working with integrity

Maintaining and building trust is key to sustaining our licence to operate and innovate, and this requires that we operate ethically and with transparency across our value chain, from conducting clinical research to interactions with healthcare providers and patient organisations.

Institutionalising ethical conduct requires more than codes and standards; it requires the fostering of a healthy corporate culture. The Novo Nordisk Way of Management (see p 28) outlines expectations for employee behaviour in all spheres, and adherence to the corporate values, which include accountability, is monitored as part of our ongoing facilitation process.

Our business ethics policy is one of 13 policies that are part of the framework of the Novo Nordisk Way of Management. We have also implemented policies and procedures tailored to our operations and regulatory environment to provide guidance on governing the business conduct of our employees, agents and contractors. Our approach includes global procedures, backed by mandatory training and review by internal auditors.

Establishing standards
Our business ethics policy is implemented through three separate but complementary procedures. Two apply to everyone at Novo Nordisk, providing guidance on business ethics and interaction with third-party agents such as marketing consultants. The third outlines standards for interacting with healthcare professionals and applies to relevant employees.

The procedures explain minimum requirements to ensure adherence to standards and compliance with local laws. We continuously seek to strengthen and update standards to reflect the dynamic regulatory environment, and integration of new and updated policies and regulations is ongoing. The procedures were revised for the second time in four years at the end of 2009. Circumstances under which employees are obliged to report possible misconduct for investigation have been clarified.

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How we work

We have further strengthened our global procedures governing clinical investigations and observational studies to prepare for significant growth in the number of participants who will be involved in our clinical research programmes in the next few years. To ensure that everyone involved in clinical development lives up to the new standards, we are launching an e-learning programme for clinical research ethics in 2010.

In partnership with the University of Copenhagen and Henk ten Have, director of UNESCO’s Division of Ethics of Science and Technology, we are developing a set of online tools to support ethical decision-making for bioethics dilemmas. The tools will be launched in 2010 and it is our intention that they will be hosted by a third party and made widely available online.

Training and implementation
We are committed to all necessary steps of communicating and implementing the standards, policies and procedures,

and this includes continual training on our ethical and legal obligations. As we grow, adding more than 4,000 new employees annually, ongoing training helps ensure that all new employees are familiar with their responsibilities. Training content is selected through an analysis of ethical trends and a formalised risk assessment.

All staff involved in sales, marketing, regulatory affairs and public affairs must complete training that provides guidance, including examples of what constitutes unacceptable behaviour. Business ethics training was also required of all managers throughout the company for the first time in 2009. Of this group, 91% completed the required training. A global procedure ensures that in-house legal counsel and regulatory experts review and approve marketing materials and activities, and the review of promotional materials is documented in an electronic review system. The procedure, intended to be a minimum requirement, also involves a second-tier review at the affiliate

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How we work

level to ensure compliance with local regulations in the market where materials will be used.

Our dedicated internal website includes business ethics proce dures and other information in eight languages, including descriptions of controls and investigations and a toolbox with tools for local training.

Monitoring and oversight
We monitor adherence to ethical standards in several ways, ensuring a consistent, multifaceted approach. First, our facilitation process includes interviews with more than 3,000 employees throughout the organisation each year to monitor how our values are being lived and implemented throughout our business.

Business ethics audits are conducted by Group Internal Audit, using risk assessments to determine which units to audit. These audits include on-site interviews and reviews of documentation to assess knowledge of Novo Nordisk’s business ethics procedures and how effectively those procedures are being implemented. More than 30 business ethics audits were conducted in 2009 and more than 100 findings have been issued.

Maintaining and building trust is key to sustaining our licence to operate and innovate, and this requires that we operate ethically and with transparency in all aspects of our business.

Investigations of suspected business ethics misconduct are also conducted by Group Internal Audit. Actions taken on substantiated cases have included training activities or disciplinary actions such as warnings and dismissal of employees.

Employees are encouraged to ask questions about compliance issues. They also have an obligation to report possible or suspected misconduct. Employees can report misconduct to their immediate manager, through our internal compliance hotline, to the local or corporate counsel or to the Business Ethics Compliance Office, or to the investigations unit of Group Internal Audit, which has a formal reporting line to the Audit Committee of the Board of Directors. Fourteen business ethics cases were reported through the compliance hotline in 2009.

Staff and stakeholders are also invited to confidentially report business ethics concerns and financial fraud to the Audit Committee through our global whistleblower system. Reports of misconduct are treated confidentially and employees who use the compliance hotline or the whistleblower system may choose to remain anonymous. Managers who receive reports of misconduct are obligated to report this directly to the Audit Committee Secretary or through the local counsel.

While ethical issues can be reported anonymously, we also have a policy prohibiting retaliation by any employee against another employee for good faith reports of potential or suspected violations of laws, regulations or company policies.

We investigate all reported allegations of misconduct and initiate corrective action where appropriate. Although each situation is considered individually, Novo Nordisk evaluates and implements the appropriate action to address inappropriate conduct and deter future violations. Disciplinary action may include retraining, dismissal or other appropriate discipline of the individual involved as well as discipline of the supervisor.

The Business Ethics Steering Group sets strategy and oversees implementation of ethical standards, procedures and training by the Business Ethics Compliance Office. The steering group is comprised of senior executives from across the organisation and supports the development, operation and monitoring of ethics and compliance activities.

Responsibility for implementing business ethics rests with the Business Ethics Compliance Office, which reports to the general counsel and has the authority to report directly to the Audit Committee. The Business Ethics Compliance Office identifies and assesses compliance risks, enforces procedures related to business ethics, provides advice to the organisation on compliance issues, and is responsible for developing and revising policies as necessary.

Environmental responsibility

This was a particularly notable year from a climate perspective, both for our company and the global community. At the end of 2009, we had exceeded our 2014 target of a 10% absolute reduction in CO2 emissions compared to 2004.

Since 2004, emissions growth has been kept below the rate of production increases, and in 2008 we achieved an absolute emission reduction while production continued to grow. The reduction target was supported by key performance indicators tied to our internal Balanced Scorecard and our long-term incentive programme (described on p 39).

A global climate framework
Our commitment to reducing environmental impact goes beyond what we are able to accomplish in our own facilities. “The transformation to a carbon-neutral economy is necessary to secure global sustainable development,” says Lise Kingo, executive vice president and chief of staffs. “This will require collaboration between government, business and science to drive innovative change, supported by a long-term, stable policy framework that incentivises more sustainable practices.”

To raise awareness of the need for a successful outcome of the UN Climate Change Conference held in Copenhagen in December 2009, Novo Nordisk provided seed money and was a driving force behind the World Business Summit on Climate Change held in May 2009. The summit was organised by the Copenhagen Climate Council and supported by the Danish government, UN Global Compact, and the World Business Council for Sustainable Development. The summit produced a list of six items that the business community believed to be necessary ingredients of an effective global climate agreement.

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How we work

We are, however, disappointed with the Copenhagen Accord, the final outcome of the climate summit in Copenhagen at the end of 2009. As a global business we had hoped for an ambitious, binding and long-term global framework that would help guide business decisions for future operations and chart the course towards a low-carbon global economy. We recognise, though, that it is at least a step in the right direction to have a formal agreement on the need for deep cuts in global emissions to hold the increase in global temperature below 2°C.

For the business community, we find it now more urgent than ever to keep up momentum on initiatives that will mitigate climate change, contribute to adaptation and drive sustainable development. We will continue our work to develop a next-generation climate action strategy, taking into account signals from the summit process.

Creating value by reducing emissions
Savings from reduced energy consumption at our Danish production facilities have been earmarked to purchase electricity from a new offshore wind farm opened by our Danish energy supplier in September 2009. Our energy consumption in Denmark has dropped by 30 million kWh, and the cost savings from these cuts are enough to purchase sufficient wind electricity for all of the power needs at our Danish facilities once the new wind farm, Horns Rev 2, is fully operational in 2010. Switching to wind-generated electricity will result in an annual CO2 reduction of 90,000–100,000 tons.

During 2009, we exceeded our long-term target of a 10% absolute reduction in CO2 emissions.

Our commitment to reduce energy consumption and use alternative energy sources where possible is global in scope. Our Brazilian facility makes extensive use of hydroelectric energy and biomass. As a result, the site has the lowest CO2 emissions among Novo Nordisk production sites worldwide.

We have participated in the Carbon Disclosure Project, which measures disclosure on climate risk management, since its inception in 2000. We are also a member of the project’s Nordic Carbon Disclosure Leadership Index.

To further improve our disclosure and carbon risk management, we are extending our climate strategy focus from production areas to emissions from all transportation, including product distribution, company cars and business travel. During 2010, we will assess a baseline for emissions from company cars in our affiliates and consolidate plans to reduce emissions from the entire car fleet.

Water usage
We recognise widespread concerns about water scarcity and the potential effects of climate change on access to fresh water. In line with our efforts to effectively manage resources, we have intensified our focus on conserving water during the past two years. In 2009, our water usage fell by 20% compared to 2008.

To manage water usage, we conducted an assessment of the water we use in our production processes and our impact on local water supplies, identifying areas of risk where greater control was needed as well as opportunities for additional reductions in consumption. The assessment identified opportunities to reduce the amount of water used at our insulin filling plants.

At our Chartres production facility in France, our focused efforts led to a 50% drop in water usage at the site between 2005 and 2009. The amount of water used to produce each Penfill® 3 ml holder for NovoPen® 3 dropped to 0.75 liters from 2.5 liters, a reduction of 70%. Production at Chartres increased by 60% during this four-year period.

During 2009, we conducted detailed water mapping and identified opportunities for water savings at our Montes Claros facility in Brazil. This is our largest insulin filling facility, and it is located in a water-stressed area. A number of projects to optimise water use have been initiated. Total output at Montes Claros is increasing, so we anticipate that water usage will still increase, but at a substantially lower rate. Water mapping of other production facilities continues.

The additional production facility we are currently constructing in Tianjin, China, has been designed to optimise water and energy use and to be more water-efficient than the newest similar facility in Brazil.

Reducing waste
Performance improvements were seen in all of our environmental indicators in 2009 with the exception of waste. We are intent on reducing the impact of our operations and during 2009 we established a waste reduction plan, focusing on areas where we have the greatest opportunities for reducing waste from our production activities. To support waste reduction projects and facilitate knowledge sharing, we are launching an internal waste forum. Our plan is to develop longer-term waste reduction targets beginning in 2011.

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Governance and leadership

Corporate governance

Our company is part of the Novo Group, a family of independent companies with a common history and shared values. The Novo Group comprises a holding company, Novo A/S, wholly owned by the Novo Nordisk Foundation.

The framework for our corporate governance system consists of internal principles as well as external regulation and codes, including compliance with applicable securities laws in Denmark, the US and the UK. We are also in full compliance with the Danish Corporate Governance Recommendations and are in general compliance with corporate governance standards as a foreign issuer listed on the New York Stock Exchange and the London Stock Exchange. We expect to receive approval to delist our shares from the London Stock Exchange during 2010.

Novo Nordisk’s values are consistent with principles of good governance, and the Novo Nordisk Way of Management forms the internal values-based governance framework (see p 28).

Governance
Accountability to shareholders
Novo Nordisk holds itself accountable to shareholders for its performance. The company seeks to enhance the accuracy, completeness and reliability of the information provided in the company’s annual financial and non-financial reporting through internal controls, assurance and independent audits. Reporting helps shareholders assess the actions of the Board and management.

Shareholder rights
Novo Nordisk’s share capital is divided into A shares and B shares. All A shares are held by Novo A/S, a Danish limited liability company wholly owned by the Novo Nordisk Foundation, which is a commercial, profit-making foundation. The B shares are traded on the stock exchanges in Copenhagen and London and in the form of ADRs on the New York Stock Exchange. The company will, however, apply for delisting from the London Stock Exchange in the first quarter of 2010. See p 48.

Each A share (= nominal value 1 Danish krone) carries 1,000 votes and each B share (= nominal value 1 Danish krone) carries 100 votes (see p 48). Special rights attached to A shares include pre emptive subscription rights in case of an increase of the A share capital and preemptive purchase rights in case of a sale of A shares and priority dividend if the dividend is below 0.5%, while B shares take priority for dividend between 0.5% and 5% and B shares take priority for winding-up proceedings.

We are not aware of the existence of any agreements with or between shareholders on the exercise of votes or control. Shareholders have ultimate authority over the company and exercise their right to make decisions regarding Novo Nordisk at general meetings, either in person or by proxy. Resolutions can generally be passed by a simple majority, while resolutions to amend the articles are subject to adoption by at least two-thirds of votes cast and capital represented unless stricter requirements are imposed by Danish company law. At the annual general meeting, shareholders approve the annual report and any amendments to the company’s articles. They also elect board members and the independent auditor. All shareholders may, no later than 1 February, request that proposals for resolutions be included on the agenda. All shareholders may also ask questions at the general meetings. Simultaneous interpretation between English and Danish is available, and the meeting is webcast live.

The Novo Nordisk Foundation
The Foundation supports Novo Nordisk in achieving its vision and adhering to the Charter for Companies in the Novo Group. All strategic and operational matters are solely decided by the Board and the management of Novo Nordisk. Overlapping board memberships help to ensure that the Foundation and Novo Nordisk share a common vision and strategy.

Board of Directors
The company has a two-tier board structure consisting of the Board of Directors and Executive Management. The two bodies are separate and no person serves as a member of both. On behalf of the shareholders, the Board determines the company’s overall strategy and actively contributes to developing the company as a focused global pharmaceutical company. The Board supervises Executive Management in its decisions and operations and the company may issue new shares or buy back shares in accordance with authorisations granted by the general meeting and recorded in the minutes.

The Board has 11 members, seven of whom are elected by shareholders at general meetings and four by employees. Shareholder-elected board members serve a one-year term and may be re-elected at the general meeting. Board members must retire at the first general meeting after reaching the age of 70. A proposal for nomination of Board members is presented by the Chairmanship to the Board, taking into account required competences and reflecting the result of a self-assessment process. The assessment process is based on written questionnaires and evaluates whether each Board member and executive participates actively in board discussions and contributes with independent judgement.

In nominating candidates, the Chairmanship seeks to achieve a balance between renewal and continuity. Four of the shareholder-elected board members are independent as defined by the Danish Corporate Governance Recommendations, while three shareholder-elected board members are related to the majority shareholder through board or executive positions, and two of these have also previously been executives in Novo Nordisk (see pp 43–45).

Under Danish law, Novo Nordisk employees in Denmark are entitled to be represented by half of the total number of board members elected at the general meeting. Board members elected by employees serve a four-year term and have the same rights, duties and responsibilities as shareholder-elected board members. In 2009, the Board met seven times. Four meetings were attended by all board members; three of the members had to be excused from attending one meeting each during the year. With the exception of agenda items reserved for the Board’s internal discussion at each meeting, executives attend and may speak, without voting rights, at board meetings to ensure that the Board is adequately informed of the company’s operations. Executives’ regular feedback from meetings with investors allows board members an insight into major shareholders’ views of the company.

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Governance and leadership

Chairmanship
A chairman and a vice chairman elected by the Board from among its members form the Chairmanship of the Board. In 2009, the Chairmanship held seven meetings and both members participated in all meetings. The Chairmanship carries out administrative tasks such as planning board meetings to ensure a balance between overall strategy-setting and financial and managerial supervision of the company. It also reviews the fixed asset investment portfolio. Other tasks include recommending the remuneration of directors and executives and suggesting candidates for election by the general meeting. In practice, the Chairmanship has the roles and responsibilities of a nomination committee and a remuneration committee.

In March 2009, the Board re-elected Sten Scheibye chairman and Göran A Ando vice chairman.

Research and development facilitator
The Board has appointed a research and development facilitator to assist the Board and Executive Management in preparing the Board’s discussions about research and development. The key tasks are reviewing R&D strategies and evaluating the competitiveness of the R&D organisation, processes and projects. In March 2009, the Board re-elected Göran A Ando as R&D facilitator.

Audit Committee
The Audit Committee currently has three members elected by the Board from among its members. All members qualify as independent and have been designated as financial experts as defined by the US Securities and Exchange Commission (SEC). In addition, two members have been designated as financial experts under Danish law. In 2009, the Audit Committee held four meetings and all members participated in all meetings except for one occasion when one member was absent.

The Audit Committee assists the Board of Directors with oversight of the external auditors, the internal audit function, complaints regarding financial fraud and business ethics, the financial reporting process and reviews of investments. The Audit Committee conducts a self-assessment annually, evaluating whether each member participates actively in discussions and contributes with independent judgement.

In March 2009, the Board re-elected Kurt Anker Nielsen as chairman and re-elected Jørgen Wedel as a member of the Audit Committee. At the same time, Hannu Ryöppönen was elected to the Audit Committee as a new member.

Whistleblower programme
Concerns over possible breaches of ethical business conduct and financial fraud may be raised anonymously with the Audit Committee by telephone or on the web in eight languages, with no subsequent disciplinary or retaliatory action towards the whistleblower. The whistleblower system is managed by an external vendor. Employees may also report ethical misconduct to our internal compliance hotline. See p 35.

Management of the company
The Board has delegated responsibility for day-to-day management to Executive Management. Executive Management consists of the president and chief executive officer and four other executives (see p 46) and is responsible for organisation of the company as well as allocation of resources, determination and implementation of strategies and policies, direction-setting and ensuring timely reporting and provision of information to the Board and the stake holders of Novo Nordisk. Executive Management meets at least once a month and often more frequently. The Board appoints members of Executive Management and determines remuneration. The Chairmanship reviews the performance of the executives.

The Novo Nordisk model
of corporate governance

Corporate governance
codes and practices

Novo Nordisk is in full compliance with the
Danish Corporate Governance Recommendations
and – as a foreign listed issuer – is in general
compliance with the corporate governance
standards of the stock exchanges in London
and the New York Stock Exchange, where Novo
Nordisk’s B shares and ADRs, respectively, are
listed. We expect that our B shares will be delisted
from the London Stock Exchange during 2010.

The applicable corporate governance codes for
each exchange and a detailed review of Novo
Nordisk’s compliance are available at novonordisk.
com/about_us.

The Novo Nordisk corporate governance model
sets the direction and is the framework within
which the com pany is managed (see also p 28).

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Assurance
External audit
The company’s financial reporting and the internal controls over financial reporting processes are audited and assessed by an external auditor elected by the annual general meeting. The auditor acts in the interest of shareholders and the public (see p 106). The auditor reports any significant findings regarding accounting matters and any significant internal control deficiencies via the Audit Committee to the Board and in the Auditor Long-Form report to the Board.

As part of the company’s commitment to financial, environmental and social responsibility, Novo Nordisk voluntarily includes an assurance report for non-financial reporting in its annual report (see p 107). The assurance provider reviews whether the non-financial performance information included in the annual report is inclusive, covers aspects deemed to be material and is responsive to company stakeholders.

Internal audit
The internal audit function provides independent and objective assurance primarily within internal control and governance. To ensure that the function works independently of management, its charter, audit plan and budget are approved by the Audit Committee.

The Audit Committee must approve the appointment, remuneration and dismissal of the head of the internal audit function.

Internal control
Novo Nordisk’s risk management and internal controls in relation to financial processes are designed with the purpose of effectively controlling the risk of material misstatements. A detailed description of the implemented internal controls and risk management system in relation to financial reporting processes is available at novonordisk.com/about_us/corporate_ governance/internal_control.asp.

Novo Nordisk is in compliance with US Sarbanes–Oxley Act section 404, which requires detailed documentation of the design and operation of financial reporting processes. Novo Nordisk must ensure that there are no material weaknesses in the internal controls that could lead to a material misstatement in its financial reporting. The company’s conclusion and the auditor’s evaluation of these processes are included in its Form 20-F filing to the US Securities and Exchange Commission.

Executive
remuneration
 Board members
The remuneration of the Board of Directors is aligned with other major Danish companies, and payments made to members of the Board are reported in detail on pp 78–80. The remuneration of board members is presented for approval by the annual general meeting. Under this separate agenda item, the actual remuneration of the Board of Directors for the previous year and the level for the current year are approved.

Each board member receives a fixed fee per year. Board members receive a fixed amount (the base fee) while the chairman receives

2.5 times the base fee and the vice chairman 1.5 times. Service on the Audit Committee entitles members to additional payments of 0.5 times the base fee or, in the case of the committee chair, 1.25 times the base fee. Individual board members may take on specific ad hoc tasks outside the normal assigned duties. In such cases the Board determines a fixed fee for the work. This is the case for the R&D facilitator. Expenses, such as travel and accommodation in relation to board meetings as well as relevant training, are reimbursed. It was decided at the 2009 Annual General Meeting that all board members residing outside Denmark are to be paid a fixed travel allowance per meeting attended in Denmark. No travel allowance is paid to board members when attending board meetings outside Denmark. Board members are not offered stock options, warrants or other incentive schemes.

Executives
Executive remuneration is proposed by the Chairmanship and requires the approval of the entire Board. Detailed reporting of 2009 executive pay appears on pp 76–80. Levels are evaluated annually against a Danish benchmark of large companies with international activities. This information is supplemented by information on remuneration levels for similar positions in the international pharmaceutical industry. Executive remuneration packages consist of a fixed base salary, a short-term cash bonus, a long-term share-based incentive, pensions and other benefits. For executives being expatriated at the request of the company, the remuneration package is based on current Danish remuneration levels, including pension entitlements, while a specific expatriation package is added for the period of expatriation. The short-term cash incentive bonus may yield a maximum annual payout equal to four months’ fixed base salary plus pension contribution. The long-term incentive programme may result in a maximum allocation per year equal to eight months’ fixed base salary plus pension contribution.

Fixed base salary
The fixed base salary for each executive is between 40% and 60% of the total value of the remuneration package.

Short-term incentive programme
The short-term incentive programme consists of a cash bonus linked to the achievement of predefined functional and individual business targets for each executive. The targets for the chief executive officer are set by the chairman of the Board, while targets for executive vice presidents are set by the chief executive officer.

The chairman of the Board evaluates the degree of target achievement for each executive and presents this, along with proposed cash bonus payments, for approval by the Board.

Long-term incentive programme
In January each year the Board decides whether to establish a long-term incentive programme for the calendar year. The programme is based on a calculation of shareholder value creation compared with budgeted performance. Aligned with Novo Nordisk’s long-term financial targets, the calculation of shareholder value creation is based on reported operating profit after tax reduced by a weighted average cost of capital-based return requirement on average invested capital. A proportion of the calculated shareholder value creation is allocated to a joint pool for the participants, which includes Executive Management and other members of the Senior Management Board.

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For executives the joint pool operates with a yearly maximum allocation per participant equal to eight months’ fixed base salary plus pension contribution. The joint pool may, subject to the Board’s assessment, be reduced in the event of lower-than-planned performance in significant research and development projects or key sustainability projects. Targets for non-financial performance may include achievement of certain milestones by set dates.

Once the joint pool has been approved by the Board, the total cash amount is converted into Novo Nordisk B shares at market price. The market price is calculated as the average trading price for Novo Nordisk B shares on NASDAQ OMX Copenhagen in the open trading window following the release of financial results for the year prior to the bonus year. The shares in the joint pool are allocated to the participants on a pro rata basis: the chief executive officer has three units, executive vice presidents have two units each and other members of the Senior Management Board have one unit each. Joint pool shares for a given year are locked up for three years before they are transferred to participants. If a participant resigns during the lock-up period, his or her shares will remain in the joint pool to the benefit of the other participants. In the lock-up period, the Board may remove shares from the joint pool in the event of lower-than-planned value creation in subsequent years if, for example, the economic profit falls below a predefined threshold compared with the budget for a particular year. In the lock-up period the value of the joint pool will change depending on the development in the share price, aligning the interests of participants with those of shareholders.

Pension
The pension contribution for executives is between 25% and 30% of the fixed base salary including bonus.

Other benefits
Executives receive non-monetary benefits, such as a company car and phone. Such other benefits are approved by the Board by delegation of powers to the Chairmanship. The Chairmanship informs the Board of the process and outcome. In addition, the executives may participate in programmes that are offered to all Novo Nordisk employees. Expenses incurred by the executives in connection with business travel, conferences, education, etc, are reimbursed.

Severance
 In addition to their notice period, executives are entitled, in the event of termination, whether by Novo Nordisk or by the individual due to a merger, acquisition or takeover of Novo Nordisk, to a severance payment of up to 36 months’ fixed base salary plus pension contribution. This amounts to between 14.3 million and 24.4 million Danish kroner per executive. The severance payment is three months’ fixed base salary plus pension contribution per year of employment as an executive, but in no event less than 12 or more than 36 months’ fixed base salary plus pension contribution. The Remuneration Policy for Novo Nordisk board members and Executive Management is available at novonordisk.com/about_us/ corporate_governance/remuneration.asp. Application of the Remuneration Policy in 2009 is described in notes 29 and 30 on pp 76–80. Remuneration for board members and Executive Management will be in accordance with this policy for 2010. This is also expected to be the case for 2011.

Global remuneration strategy
We aspire to be an employer of choice. The company’s remuneration strategy aims to attract, retain and motivate employees around the world. Compensation is designed to be competitive and to align interests with those of shareholders.

On a global basis, compensation packages are guided by five broad principles:

•	A total rewards approach
In addition to base pay, incentives and benefits, non-financial remuneration such as continuing education, career progression and working environment are important elements of the ‘total rewards’ package.

•	Market linked
Salaries, incentives and benefits are positioned and maintained at the level required to be competitive in local markets, generally between the local market median and upper quartile. Novo Nordisk also provides adequate life insurance, healthcare and pension provisions irrespective of local competitive practice.

•	Performance linked There is a transparent, direct link between employee performance and remuneration. Variable pay is used to reward performance, with base pay increases reflecting market conditions.

•	Transparency Clear communication of remuneration programmes is a priority, and all costs associated with compensation practices are known and publicly disclosed.

•	Flexibility
Subject to corporate governance or legal requirements, flexibility is encouraged. Flexible solutions must be cost neutral to Novo Nordisk, and adequate levels of insurance must be maintained.

Risk management

Executive Management, reporting to the Board of Directors, is responsible for maintaining and monitoring a systematic, integrated process to continually assess the risks of a wide range of issues. The Risk Management Board, representing senior managers from all parts of the value chain and chaired by the chief financial officer, sets the strategic direction for the risk management process and challenges the overall risk and control profile for Novo Nordisk.

Risk management is also embedded in our governance system as a part of the policy framework of the Novo Nordisk Way of Management. Our policy for risk management is that risks are managed to enable the continued growth of our business and to protect our people, assets and reputation. This means we will:

•	utilise an effective and integrated risk management process while maintaining business flexibility

•	identify and assess material risk to enable continued growth of our business

•	monitor, manage and mitigate risks.

Risk management process
Each quarter, all major business areas in the company are required to report to the Risk Office their most significant risks,

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considering both financial and non-financial risks, along with plans or processes to manage these risks. The risk identification process is both top down and bottom up, with risks escalated from all parts of the organisation. The Risk Office, acting as the secretariat for the Risk Management Board, challenges business areas about reported risks and encourages exploration of longer-term concerns. Reported risks are then consolidated into a ranking and assessment of the company’s key risks. This information is presented to the Risk Management Board and from here to Executive Management and the Board of Directors.

Our policy for risk management is that risks are managed to enable the continued growth of our business and to protect our people, assets and reputation.

All assessments of risk take into account the likelihood of an event and its potential impact on the business. Impacts are quantified and assessed in terms of potential financial loss and reputational damage. Risks are assessed both as gross risk and net risk. The assessment of gross risk assumes that no mitigating actions have been implemented, whereas net risk assessment takes into account mitigating actions and their anticipated effect. Enterprise risk management increases our ability to assess and understand risks separately and in relation to each other from a global perspective but with local control.

The risks that we deem of greatest importance to our business are categorised and described below. They are not, however, ranked. Many of these issues are also discussed elsewhere in the report.

Market risks
Price pressures
Novo Nordisk focuses on developing differentiated products that offer improved treatment options for patients and economic benefits to healthcare systems. As healthcare costs have risen, outstripping the pace of economic growth, there is increasing economic, political and regulatory pressure to contain pharmaceutical prices. In the US, healthcare reform legislation under consideration at the beginning of 2010 targets drug prices, constituting a key risk for Novo Nordisk in the short term. We believe expanded access to healthcare will ultimately result in more people receiving treatment for chronic diseases such as diabetes. Documenting treatment benefits is critical to ensuring that innovation is properly valued. Novo Nordisk is increasing the number of clinical and health-economic studies to substantiate the benefits of its products to patients and society, particularly for improved diabetes treatment.

Biosimilar competition
The market for therapeutic proteins is becoming more attractive to biosimilar producers as more lenient regulatory rules in Europe have made it easier for producers to introduce biosimilar products when patent protection for branded products expires. More lenient rules have also been proposed in the US. The introduction of lower-priced, biosimilar products could potentially result in a significant reduction in net sales. Traditional, earlier generations of insulin products have been off patent for years so this is a risk with which Novo Nordisk is familiar and has considerable experience addressing. Biosimilar products have been present on the European market for several years but have had only a marginal impact. In countries such as India and China, where the company has long had biosimilar competition, Novo Nordisk has maintained an insulin volume market share of approximately 60%.

R&D risks
Bringing new products to market
Continued growth in our business, particularly as patents expire, depends on the company’s ability to develop and offer better treatments or breakthrough products to patients. While we commit substantial effort and resources to research and development activities, certain challenges could delay the introduction of new products. These include an increasingly difficult regulatory environment, recruitment of patients for large-scale clinical trials and issues related to production processes.

Regulatory approval
Before a new treatment can be launched, it must receive regulatory approval based on its safety and efficacy. The approval process for new products is generally lengthy and can be subject to delays. Failure to obtain, or delays in obtaining, regulatory clearance to market products could adversely affect the results of operations. Even after a product is approved, it may be subject to regulatory action based on newly discovered findings about safety or efficacy. One example of such a potential risk could be the issue raised in Diabetologia, the journal of the European Association for the Study of Diabetes, concerning the potential carcinogenicity of certain insulin analogues[2]. Regulatory action may adversely affect product marketing, require changes to product labelling or even lead to withdrawal of regulatory approval.

Production and quality risks
Supply disruptions
Failure or breakdown in any of the company’s vital production facilities could adversely affect the results of operations, as well as possibly causing employee injuries or infrastructure damage. Fire-prevention design, alarms and fire instructions, annual inspections, back-up facilities and safety inventories are aimed at mitigating this risk. To spread this risk geographically and optimise costs and supply logistics, we are expanding production capacity beyond the company’s European base to the US, Brazil and China. As our sourcing becomes more global, our supply chain expands, which increases risks involved in supply chain management.

Risk of product recalls
Product safety is directly linked to patient well-being, so safety and product quality are paramount concerns from both financial and reputational perspectives. While the gross risk is very high, with product safety having the potential to adversely affect operations, we believe that our vigorous efforts to manage and mitigate this risk effectively reduce the company’s net risk profile. We have a corporate quality system in place, with quality audits, quality improvement plans and systematic management reviews.

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People-related risks
 Attracting and retaining talented people
Our ability to develop innovative products and ensure growth and high performance depends on our ability to attract and develop talented people. The global financial crisis has had significant impact on the labour market, which has been expressed in terms of more applicants to vacant positions across functional areas and geographies, as well as increased retention of employees. In most markets the turnover rates are lower than the local market benchmark. We make substantial investments in training, and this makes our people attractive to other companies, particularly those seeking to build a strong platform within the diabetes segment. Appropriately managing remuneration, non-financial benefits and recognition are critical success factors in conjunction with offering our people the best development opportunities working for a good cause. This is critical to the company’s long-term success and is prioritised accordingly.

Financial risks
 Exchange rates
As a global business, fluctuations in currency exchange rates impact the reported performance. Novo Nordisk’s reporting currency and the functional currency of corporate operations is the Danish krone, which is closely linked to the euro in a narrow range of ±2.25%. However, the company has substantial exposure to other currencies, including the US dollar, Japanese yen, Chinese yuan and British pound. For information on how the company manages these risks, see note 28 in the financial statements on p 75.

Ethical risks
Marketing practices
In a competitive environment with increasing public scrutiny and regulation, marketing practices can be the source of legal action or reputational risk. Our reputation as a trusted healthcare partner is integral to effectively maintain and grow our business. At the same time, the regulatory context for marketing activity is constantly changing. A business ethics policy and global business ethics procedures, paired with close monitoring of performance and enhanced reporting requirements, all aim to mitigate these risks. The policy supplements long-standing local ethics and compliance policies. Significant resources are also dedicated to training marketing and sales people around the world.

Legal risks
 Intellectual property
Patent rights are a very important tool for promoting innovation, leading to new and better products and processes, and stimulating long-term economic growth and job creation. We will enforce our patent rights towards infringing parties if deemed advisable by Executive Management after having carefully analysed the commercial and legal aspects of such enforcement. Novo Nordisk patent rights will be defended against legal challenges with respect to validity and enforceability if deemed advisable after a similar analysis.

Legal issues related to intellectual property are included on pp 84–85.

Other legal risks
Legal issues related to product liability claims and business practices are included in the overview of current legal cases on pp 84–85.

Managing risks
throughout our business

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Board of Directors

Sten Scheibye, picture 1
From 1995 to 2008, Mr Scheibye was president and CEO of Coloplast A/S, Denmark. Before joining Coloplast in 1993, Mr Scheibye served as senior vice president, sales and marketing in Leo Pharma A/S, Denmark. He joined Leo Pharma in 1981. Mr Scheibye is chairman of the Board of Directors of the Trade Council of Denmark and the Board of Governors of DTU (the Technical University of Denmark) and a member of the boards of Danske Bank A/S, Rambøll Gruppen A/S, DADES A/S, the Danish Industry Foundation and the Aase and Ejnar Danielsen Foundation, all in Denmark. Furthermore, he is chairman of the Denmark–America Foundation and vice chairman of the Danish Fulbright Commission.

Mr Scheibye has an MSc in Chemistry and Physics from 1978 and a PhD in Organic Chemistry from 1981, both from the University of Aarhus, Denmark, and a BComm from the Copenhagen Business School, Denmark, from 1983.

The special competences possessed by Mr Scheibye that are important for the performance of his duties are his knowledge of the healthcare industry, particularly in relation to patients requiring chronic care, and managerial skills relating to international organisations.

Mr Scheibye became vice chairman of the Novo Nordisk A/S Board in 2004 and chairman in 2006.

Göran A Ando, picture 2
Dr Ando was CEO of Celltech Group plc, UK, until 2004. He joined Celltech from Pharmacia, now Pfizer, US, where he was executive vice president and president of R&D with additional responsibilities for manufacturing, IT, business development and M&A from 1995 to 2003. From 1989 to 1995, Dr Ando was medical director, moving to deputy R&D director and then R&D director of Glaxo Group, UK. He was also a member of the Glaxo Group Executive Committee. Dr Ando is a specialist in general medicine and a founding fellow of the American College of Rheumatology in the US. Dr Ando serves as chairman of the Board of Novexel SA, France, as vice chairman of the Board of S*Bio Pte Ltd, Singapore, and as a board member of Novo A/S, Denmark, EDBI Pte Ltd, Singapore, NicOx SA, France, EUSA Pharma, UK, CBio Ltd, Australia, and Albea Pharmaceuticals AG, Switzerland. Dr Ando also serves as a senior advisor to Essex Woodlands Health Ventures UK Ltd. and is chairman of the Scientific Advisory Board, Southwest Michigan First, US.

Dr Ando qualified as a medical doctor at Linköping Medical University, Sweden, in 1973, and as a specialist in general medicine at the same institution in 1978.

The special competences possessed by Dr Ando that are important for the performance of his duties are his medical qualifications and his extensive executive background within the international pharmaceutical industry.

Dr Ando became vice chairman of the Novo Nordisk A/S Board in 2006. Dr Ando has also been designated research and development facilitator by the Board of Novo Nordisk A/S.

Henrik Gürtler, picture 3
Henrik Gürtler has been president and CEO of Novo A/S, Denmark, since 2000. He was employed by Novo Industri A/S, Denmark, as an R&D chemist in the Enzymes Division in 1977. After a number of years in various specialist and managerial positions within this area, Mr Gürtler was appointed corporate vice president of Human Resource Development in Novo Nordisk A/S in 1991, and in 1993 he was appointed corporate vice president of Health Care Production. From 1996 to 2000, he was a member of Corporate Management of Novo Nordisk A/S with special responsibility for Corporate Staffs.

Mr Gürtler is chairman of the boards of Novozymes A/S, Copenhagen Airports A/S and COWI A/S, all in Denmark.

Mr Gürtler has an MSc in Chemical Engineering from DTU (the Technical University of Denmark) (1976).

The special competences possessed by Mr Gürtler that are important for the performance of his duties are his knowledge of the Novo Group’s business and its policies and his knowledge of the international biotech industry.

Johnny Henriksen, picture 4
Johnny Henriksen joined Novo Nordisk in January 1986 and currently works as an environmental advisor in Product Supply.

Mr Henriksen has an MSc in Biology from the University of Copenhagen, Denmark (1977).

Pamela J Kirby, picture 5
From 2001 to 2003, Pamela J Kirby was CEO of the contract research organisation Quintiles Transnational Corporation, US, and before that Dr Kirby was director of Global Strategic Marketing of F. Hoffman-La Roche Limited, Switzerland, from 1998 to 2001.

Name (male/female)	First elected	Term	Nationality	Date of birth	Independence[3]
Sten Scheibye (m)	2003	2010	Danish	03 Oct 1951	Independent
Göran A Ando (m)	2005	2010	Swedish	06 Mar 1949	Not independent[1]
Henrik Gürtler (m)	2005	2010	Danish	11 Aug 1953	Not independent[1]
Johnny Henriksen[2] (m)	2002	2010	Danish	19 Apr 1950	Not independent
Pamela J Kirby (f)	2008	2010	British	23 Sep 1953	Independent
Anne Marie Kverneland[2] (f)	2000	2010	Danish	24 Jul 1956	Not independent
Kurt Anker Nielsen (m)	2000	2010	Danish	08 Aug 1945	Not independent[1,4]
Søren Thuesen Pedersen[2] (m)	2006	2010	Danish	18 Dec 1964	Not independent
Hannu Ryöppönen (m)	2009	2010	Finnish	25 Mar 1952	Independent[4]
Stig Strøbæk[2] (m)	1998	2010	Danish	24 Jan 1964	Not independent
Jørgen Wedel (m)	2000	2010	Danish	10 Aug 1948	Independent[4]

1 Member of management or the Board of Novo A/S or the Novo Nordisk Foundation.
2 Elected by employees of Novo Nordisk.
3 In accordance with Section V4 of Recommendations for Corporate Governance designated by NASDAQ OMX Copenhagen.
4 Mr Nielsen, Mr Ryöppönen and Mr Wedel qualify as independent Audit Committee members as defined by the US Securities and Exchange Commission (SEC).

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From 1996 to 1998, Dr Kirby was commercial director at British Biotech plc, UK, and from 1979 to 1996, Dr Kirby was employed by Astra (now AstraZeneca) in various international positions, most recently as regional director/vice president of Corporate Strategy, Marketing and Business Development.

Dr Kirby is chairman of the Board of Scynexis Inc, US, and a board member of Smith & Nephew plc, UK, and Informa plc, Switzerland.

Dr Kirby has a BSc in Pharmacology (1975) and a PhD in Clinical Pharmacology (1978), both from the University of London, UK.

The special competences possessed by Dr Kirby that are important for the performance of her duties are her scientific qualifications and her extensive executive background within the international pharmaceutical and biotech industries, particularly as relates to marketing, strategic planning, clinical trials and life cycle management in relation to pharmaceutical products.

Anne Marie Kverneland, picture 6
Anne Marie Kverneland joined Novo Nordisk in July 1981 as a laboratory technician and is currently working as a full-time shop steward.

Ms Kverneland has a degree in medical laboratory technology from the Copenhagen University Hospital, Denmark (1980).

Kurt Anker Nielsen, picture 7
Kurt Anker Nielsen was initially employed in Novo Industri A/S in 1974 as an economist. He served as CFO and deputy CEO of Novo Nordisk A/S until 2000, and from 2000 to 2003 he was CEO of Novo A/S. He serves as vice chairman of the Board of Novozymes A/S and as a member of the boards of the Novo Nordisk Foundation, LifeCycle Pharma A/S, Denmark, and ZymoGenetics, Inc, US. He is chairman of the Board of Reliance A/S, Denmark, and a member of the board of Vestas Wind Systems A/S, Denmark. He is also elected Audit Committee chairman for Novozymes A/S, LifeCycle Pharma A/S, ZymoGenetics, Inc. and Vestas Wind Systems A/S. Mr Nielsen serves as chairman of the Board of Directors of Collstrups Mindelegat, Denmark.

Mr Nielsen has an MSc in Commerce and Business Administration from the Copenhagen Business School, Denmark (1972).

The special competences possessed by Mr Nielsen that are important for the performance of his duties are his in-depth knowledge of Novo Nordisk A/S and its businesses, his working knowledge of the global pharmaceutical industry and his experience with accounting, financial and capital markets issues.

Mr Nielsen has been chairman of the Audit Committee at Novo Nordisk A/S since 2004 and is also designated as financial expert (as defined by the SEC)[9].

Søren Thuesen Pedersen, picture 8
Søren Thuesen Pedersen joined Novo Nordisk in January 1994 and is currently working as a specialist in Global Quality Development.

Mr Pedersen has been an employee-elected member of the Board of Directors of the Novo Nordisk Foundation since 2002. Mr Pedersen has a BSc in Chemical Engineering from the Danish Academy of Engineers (1988).

Hannu Ryöppönen, picture 9
Hannu Ryöppönen was CFO and deputy CEO of Stora Enso Oyj, Finland, until 2009. Before that he was CFO and an executive in Royal Ahold, the Netherlands, from 2003 to 2005 and served on the Board

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of Directors of the ICA Group, Sweden, including the chairmanship of the Audit Committee. From 1999 to 2003, Mr Ryöppönen was finance director of Industri Kapital Group, UK. Mr Ryöppönen served as CFO of the IKEA Group, Denmark, from 1985 to 1998, including a position as deputy CEO in IKANO Asset Management from 1998 to 1999. From 1977 to 1985, Mr Ryöppönen held various management positions at Chemical Bank in the US and the UK, as well as at Alfa Laval in the US and Sweden.

Mr Ryöppönen is the chairman of the Board of Directors of Tiimari Oyj, a member of the Board of Directors of Neste Oil Oyj, Amer Sports Oyj and Rautaruukki Oyj, all in Finland. Mr Ryöppönen is also the chairman of the Audit Committees of Amer Sports Oyj and Rautaruukki Oyj, and a member of the Audit Committee of Neste Oil Oyj. Finally, Mr Ryöppönen is chairman of the Board of Directors of the Altor private equity funds, Altor 2003 GP Limited, Altor Fund II GP Limited and Altor III GP Limited, Jersey, Channel Islands, and a member of the Board of Directors of the private equity fund Value Creation Investments Limited, Jersey, Channel Islands.

Mr Ryöppönen has a BA in Business Administration (1976) from Hanken School of Economics, Helsinki, Finland.

The special competences possessed by Mr Ryöppönen that are important for the performance of his duties are his international executive background and thorough understanding of managing finance operations in global organisations, in particular in relation to accounting, financing and capital markets issues, but also his experience within private equity and Mergers & Acquisitions (M&A).

In March 2009, the Board of Directors of Novo Nordisk A/S elected Mr Ryöppönen as a member of the Audit Committee and designated him financial expert under both Danish and US law[9].

Stig Strøbæk, picture 10
Stig Strøbæk joined Novo Nordisk in 1992 as an electrician and is currently working as a full-time union steward. Stig Strøbæk has been an employee-elected member of the Board of Directors of the Novo Nordisk Foundation since 1998.

Mr Strøbæk has a diploma in electrical engineering and a diploma in further training for board members from the Danish Employees’ Capital Pension Fund.

Jørgen Wedel, picture 11
Jørgen Wedel was executive vice president of the Gillette Company, US, until 2001. He was responsible for Commercial Operations, International, and was a member of Gillette’s Corporate Management Group. From 2004 to 2008, he was a board member of ELOPAK AS, Norway.

Mr Wedel has an MSc in Commerce and Business Administration from the Copenhagen Business School, Denmark (1972), majoring in accounting and financing, and an MBA from the University of Wisconsin, US (1974).

The special competences possessed by Mr Wedel that are important for the performance of his duties are his background as a senior sales and marketing executive in a globally consumer-oriented company within the fast-moving consumer goods industry, as well as particular insight into the US market. In addition, he possesses competences in relation to auditing and accounting.

Mr Wedel has been a member of the Audit Committee at Novo Nordisk A/S since 2005, and in March 2009 he was designated as financial expert under both Danish and US law[9].

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Other members of the Senior Management Board
Kim Bundegaard – Business Assurance
Jesper Bøving – CMC Supply
Flemming Dahl – Biopharmaceuticals
Claus Eilersen – Japan & Korea*
Peter Bonne Eriksen – Regulatory Affairs
Lars Green – Corporate Finance
Jerzy Gruhn – North America
Susanne Hundsbæk-Pedersen – Devices & Sourcing
Jesper Høiland – International Operations
Lars Fruergaard Jørgensen – IT & Corporate Development
Terje Kalland – Biopharmaceuticals Research Unit
Lars Guldbæk Karlsen – Global Quality
Jesper Kløve – Device Research & Development
Per Kogut – NNIT
Peter Kristensen – Global Development
Peter Kurtzhals – Diabetes Research Unit
Lars Christian Lassen – Corporate People & Organisation
Patrick Loustau – Global Marketing
Ole Ramsby – Legal Affairs
Jakob Riis – Liraglutide
Martin Soeters – Europe
Kim Tosti – Diabetes Finished Products
Per Valstorp – Product Supply
Hans Ole Voigt – NNE Pharmaplan
Henrik Wulff – Diabetes API

*	As of 1 January 2010, Korea is included as a region with Japan. Australia and New Zealand are included in International Operations. See p 63.

Executive
Management
Lars Rebien Sørensen, picture A
Lars Rebien Sørensen joined Novo Nordisk’s Enzymes Marketing in 1982. Over the years, he has been stationed in several countries, including the Middle East and the US. Mr Sørensen was appointed a member of Corporate Management in May 1994 and given special responsibility within Corporate Management for Health Care in December 1994. He was appointed president and CEO in November 2000. Mr Sørensen is a member of the boards of ZymoGenetics, Inc, US, DONG Energy A/S and Danmarks Nationalbank, both Denmark, as well as a member of the Bertelsmann AG Supervisory Board, Germany. Mr Sørensen received the French award Chevalier de l’Ordre National de la Légion d’Honneur in 2005. Mr Sørensen has an MSc in Forestry from the Royal Veterinary and Agricultural University (now the University of Copenhagen), Denmark, from 1981, and a BSc in International Economics from the Copenhagen Business School, Denmark, from 1983. Since October 2007, Mr Sørensen has been adjunct professor at the Life Sciences Faculty of the University of Copenhagen. Mr Sørensen is a Danish national, born on 10 October 1954.

Jesper Brandgaard, picture B
Jesper Brandgaard joined Novo Nordisk in 1999 as corporate vice president of Corporate Finance and was appointed CFO in November 2000. He serves as chairman of the boards of SimCorp A/S, NNE Pharmaplan A/S and NNIT A/S, all in Denmark. Mr Brandgaard has an MSc in Economics and Auditing from 1990 as well as an MBA from 1995, both from the Copenhagen Business School, Denmark. Mr Brandgaard is a Danish national, born on 12 October 1963.

Lise Kingo, picture C
Lise Kingo joined Novo Nordisk in 1988 and has worked over the years to build up the company’s Triple Bottom Line approach. Ms Kingo was appointed senior vice president in 1999 and executive vice president, Corporate Relations, in 2002. Ms Kingo serves as chair of the board of the Steno Diabetes Center A/S, Denmark. She is also associate professor at the Medical Faculty, Vrije Universiteit, Amsterdam, the Netherlands. Ms Kingo has a BA in Religions and a BA in Ancient Greek Art from the University of Aarhus, Denmark, from 1986, a BComm in Marketing Economics from the Copenhagen Business School, Denmark, from 1991, and an MSc in Responsibility and Business Practice from the University of Bath, UK, from 2000. Ms Kingo is a Danish national, born on 3 August 1961.

Kåre Schultz, picture D
Kåre Schultz joined Novo Nordisk in 1989 as an economist in Health Care, Economy & Planning. In November 2000, he was appointed chief of staffs. In March 2002, he took over the position of COO. Mr Schultz is a member of the Board of LEGO A/S, Denmark. Mr Schultz has an MSc in Economics from the University of Copenhagen, Denmark, from 1987. Mr Schultz is a Danish national, born on 21 May 1961.

Mads Krogsgaard Thomsen, picture E
Mads Krogsgaard Thomsen joined Novo Nordisk in 1991. He was appointed CSO in November 2000. He sits on the editorial boards of international journals and is a member of the Board of Cellartis AB, Sweden. Dr Thomsen has a DVM from the Royal Veterinary and Agricultural University (now the University of Copenhagen), Denmark, from 1986, where he also obtained a PhD in 1989 and a DSc in 1991, and became adjunct professor of pharmacology in 2000. He is a former president of the National Academy of Technical Sciences (ATV), Denmark. Dr Thomsen is a Danish national, born on 27 December 1960.

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Investor Information

Shares
and capital
structure

We aim to communicate openly with stakeholders about the company’s financial and business development as well as strategies and targets. Through active dialogue, we seek to obtain fair and efficient pricing of Novo Nordisk shares.

To keep investors updated on financial and operating performance as well as the progress of clinical programmes, Novo Nordisk hosts conference calls with Executive Management following key events and the release of financial results, which are also accessible by webcast. Executive Management and Investor Relations also travel extensively to ensure that all investors with a major holding of Novo Nordisk shares can meet with Novo Nordisk on a regular basis and that a high number of smaller investors or potential investors also have access to the company. Roadshows are primarily held in major European and North American financial centres.

A wide range of other investor activities are held during the year. Investors and financial analysts are welcome to visit our headquarters in Bagsværd, Denmark, as well as our regional headquarters. In 2009, meetings with investor groups were held at regional headquarters in Princeton, US, Beijing, China, and Tokyo, Japan. Investors and analysts are also invited every year to presentations of the most recent scientific results in connection with the two major scientific diabetes conferences, the American Diabetes Association and the European Association for the Study of Diabetes. We expect to host similar investor events in 2010.

Share price performance
Novo Nordisk’s share price increased by 22.5% from its 2008 close of 271 Danish kroner to its 31 December 2009 close of 332 kroner. This was less than the 2009 performance of the NASDAQ OMX Copenhagen 20 Index, which increased by 36% following a significant decline in 2008, reflecting the non-cyclical nature of the pharmaceutical industry. In 2008, Novo Nordisk’s share price and the NASDAQ OMX Copenhagen 20 Index decreased by 19% and 47%, respectively.

In 2009, Novo Nordisk’s share price performed better than the MSCI Europe Health Care Index, increasing by 14% measured in Danish kroner. Measured in US dollars, the price of the Novo Nordisk B share increased by 24%, above the dollar gain of 18% for the MSCI US Health Care Index.

We believe the positive development of the company’s share price is a reflection of our relatively solid position in a growing market with strong operating performance and ongoing progress in research and development.

In 2009, factors believed to have impacted the share price positively include a solid operating performance bolstered by steady sales growth, driven by modern insulins and NovoSeven®. Substantial productivity increases, achieved through the production efficiency improvement programme cLEAN®, also contributed to a solid improvement in the gross margin of around 1.8 percentage points in 2009.

In Europe, Victoza® received marketing authorisation in June 2009 and was by the end of the year launched in Germany, the UK, Denmark, Ireland, Norway, Switzerland, the Netherlands, Greece and Sweden. Good launch performance, with GLP-1 leadership positions in Germany and Denmark by the end of 2009, is believed to have impacted the share price positively.

Within research and development particular focus has been on developments related to liraglutide, the once-daily human GLP-1 analogue, primarily in the US and Europe. This has been reflected in the share price, which was negatively impacted by the discussions of liraglutide’s overall risk–benefit profile at the Advisory Committee meeting organised by the Food and Drug Administration on 2 April in connection with the regulatory approval process in the US. In January 2010, Victoza® was approved in both the US and Japan. Progress made with Degludec and DegludecPlus, Novo Nordisk’s two new-generation insulin projects, which initiated phase 3 clinical development in September 2009, is also believed to have had a positive impact on the share price.

Capital structure
The Board of Directors believes that the current capital and share structure of Novo Nordisk serves the interests of the shareholders

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Investor Information

and the company. “Our guiding policy is that any excess capital, after the funding of organic growth opportunities and potential acquisitions, is returned to investors,” says Jesper Brandgaard, executive vice president and chief financial officer. “We apply a pharmaceutical industry payout ratio to dividend payments complemented by long-term share repurchase programmes.”

As decided at the Annual General Meeting 2009, a reduction of the company’s B share capital, corresponding to approximately 2% of the total share capital, was effected in June 2009 by cancellation of treasury shares. This enables Novo Nordisk to continue to buy back shares without exceeding the limit for a total holding of treasury shares of 10% of the total share capital.

In 2009, we repurchased shares worth 6.5 billion Danish kroner, compared to 4.7 billion kroner in 2008. This completed the 19 billion kroner share repurchase programme for the period 2006–2009. For 2010, Novo Nordisk has initiated a new share repurchase programme with an expected total repurchase value of B shares amounting to a cash value of 7.5 billion kroner. Since 2008, the share repurchase programme has primarily been conducted in accordance with the provisions of the European Commission’s Regulation no 2273/2003 of 22 December 2003, also known as the ‘Safe Harbour Regulation’. This programme gives the selected financial institutions the mandate to purchase shares independently of Novo Nordisk A/S.

As part of the agenda for the Annual General Meeting 2010, the Board of Directors will propose a reduction of the company’s B share capital, corresponding to approximately 3% of the total share capital, by cancellation of treasury shares.

Share capital and ownership
Our total share capital of 620,000,000 Danish kroner is divided into A share capital of nominally 107,487,200 kroner, and B share capital of nominally 512,512,800 kroner, of which 32,137,945 kroner is held as treasury shares (figures as of 31 December 2009). The company’s A shares (each 1 krone) are not listed and are held by Novo A/S, a Danish public limited liability company which is 100% owned by the Novo Nordisk Foundation.

According to the Articles of Association of the Foundation, the A shares cannot be divested by Novo A/S or the Foundation. As of 31 December 2009, Novo A/S also held 50,612,800 kroner of B share capital. Each holding of 1 krone of the A share capital carries 1,000 votes. Each holding of 1 krone of the B share capital carries 100 votes. With 25.5% of the total share capital, Novo A/S controls 72.4% of the total number of votes, excluding treasury shares. The total market value of Novo Nordisk’s B shares excluding treasury shares was 159 billion kroner at the end of 2009.

Novo Nordisk’s B shares are quoted on the NASDAQ OMX Copenhagen and the London Stock Exchange, and on the New York Stock Exchange in the form of ADRs. The B shares are traded in units of 1 krone and the ratio of Novo Nordisk’s B shares to ADRs is 1:1. The B shares are issued to the bearer but may, on request, be registered in the holder’s name in Novo Nordisk’s register of shareholders. As Novo Nordisk B shares are in bearer form, no official record of all shareholders exists. Based on available sources of information on the company’s shareholders as of 31 December 2009, it is estimated that shares were distributed as shown in the charts on this page. At the end of 2009, the free float was 69%.

Novo Nordisk has decided to terminate its listing on the London Stock Exchange as the required international exposure is obtained through the listings on NASDAQ OMX Copenhagen and the New York Stock Exchange. The low volume of trade in the company’s shares on the London Stock Exchange is not believed to justify the listing. The delisting is expected to be effective upon approval by the regulatory body and the exchange, which is expected to take place in the first quarter of 2010.

Form 20-F
The Form 20-F Report for 2009 is expected to be filed with the United States Securities and Exchange Commission in February 2010. The report can be downloaded from novonordisk.com/ investors.

Payment of dividends
Shareholders’ enquiries concerning dividend payments, transfer of share certificates, consolidation of shareholder accounts and tracking of lost shares should be addressed to Novo Nordisk’s transfer agents (see back cover). Novo Nordisk does not pay a dividend on its holding of treasury shares. As illustrated in the figure above Novo Nordisk has consistently increased both the payout rate and the paid dividend over the last five years. The dividend for 2008 paid in March 2009 was 6.00 Danish kroner per share of 1 krone.

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Investor Information

The proposed dividend payments for Novo Nordisk shares are noted in the table below:

Proposed dividend payment for 2009
A shares of DKK 1	B shares of DKK 1	ADRs

DKK 7.50	DKK 7.50	DKK 7.50

Analyst coverage
Our company is currently covered by about 30 analysts, including the major global investment banks that regularly produce research reports about Novo Nordisk. A list of analysts covering Novo Nordisk can be found at novonordisk.com/investors.

Internet
Our homepage for investors is novonordisk.com/investors. It includes historical and updated information about Novo Nordisk’s activities: press releases from 1995 onwards, financial and non-financial results, a calendar of investor-relevant events, investor presentations, background information and recent annual reports.

Financial calendar 2010
Annual General Meeting 24 March 2010

Dividend	B shares	ADRs
Ex-dividend	25 March 2010	25 March 2010
Record date	29 March 2010	29 March 2010
Payment	30 March 2010	5 April 2010

Announcement of financial results
First three months		27 April 2010
Half year		5 August 2010
First nine months		27 October 2010
Full year		2 February 2011

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Investor Information

Novo Nordisk at a glance

Novo Nordisk is a focused healthcare company and a world leader in diabetes care. Key market figures for the diabetes care business are on p 19.

In its other business segment, biopharmaceuticals, Novo Nordisk has a leading position within the therapeutic areas of haemostasis management, growth hormone therapy and hormone replacement therapy. See p 27 for key market figures.

Europe
Sales:
34% of total sales
Insulin volume share:
54% of the total market
Modern insulin volume share:
51% of the segment

Japan & Oceania*
Sales:
11% of total sales
Insulin volume share:
67% of the total market
Modern insulin volume share:
59% of the segment

North America
Sales:
36% of total sales
Insulin volume share:
42% of the total market
Modern insulin volume share:
34% of the segment

International Operations
Sales:
19% of total sales
Insulin volume share:
56% of the total market
Modern insulin volume share:
56% of the segment

Production sites

Ain-Allah, Dely Brahim, Algeria
Bagsværd, Denmark
Chartres, France
Clayton, North Carolina, US
Gentofte, Denmark
Hillerød, Denmark
Hjørring, Denmark
Kalundborg, Denmark
Koriyama, Japan
Køge, Denmark
Mexico City, Mexico
Montes Claros, Brazil
Måløv, Denmark
Tianjin, China
Værløse, Denmark

Representative offices

R&D facilities

Bagsværd, Denmark
Beijing, China
Gentofte, Denmark
Hillerød, Denmark
Måløv, Denmark
Seattle, Washington, US

Clinical development centres

Beijing, China
Princeton, New Jersey, US
Tokyo, Japan
Zürich, Switzerland

Regional and business area offices

Affiliates

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Consolidated financial and non-financial statements 2009

Consolidated financial and non-financial statements 2009

52	Statement of comprehensive income
53	Balance sheet
54	Statement of cash flow
55	Statement of changes in equity
56	Notes to the Consolidated financial statements
88	Financial definitions
89	Statement of non-financial reporting
90	Notes to the Consolidated non-financial statement
96	Summary of financial data 2005 –2009 in EUR (unaudited)
97	Quarterly financial figures 2008 and 2009 (unaudited)
98	Financial statements of the Parent company
105	Management’s statement
106	Independent auditor’s reports

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Statement of comprehensive income for the year ended 31 December	Consolidated financial statements

Statement of comprehensive income for the year ended 31 December

DKK million	Note	2009	2008	2007

Income statement

Sales	3, 4	51,078	45,553	41,831
Cost of goods sold	5, 7	10,438	10,109	9,793

Gross profit		40,640	35,444	32,038

Sales and distribution costs	5, 7	15,420	12,866	12,371
Research and development costs	5, 7	7,864	7,856	8,538
– hereof costs related to discontinuation of all pulmonary diabetes projects	1	–	(325)	(1,325)
Administrative expenses	5, 6, 7	2,764	2,635	2,508
Licence fees and other operating income, net	8	341	286	321

Operating profit		14,933	12,373	8,942

Share of profit or loss of associated companies, net of tax	16	(55)	(124)	1,233
Financial income	9	375	1,127	1,303
Financial expenses	10	1,265	681	507

Profit before income taxes		13,988	12,695	10,971

Income taxes	11	3,220	3,050	2,449

Net profit for the year		10,768	9,645	8,522

Earnings per share:
Basic earnings per share (DKK)	13	17.97	15.66	13.49
Diluted earnings per share (DKK)	13	17.82	15.54	13.39

Statement of comprehensive income

Net profit for the year		10,768	9,645	8,522
Other comprehensive income
Gains and losses arising from translating the financial statements of foreign operations and re-measuring available-for-sale financial assets		527	(482)	65
Adjustment of cash flow hedges for the year	12	1,252	(1,555)	271
Share of other comprehensive income of associated companies		9	39	(41)
Other		10	(45)	21
Income taxes relating to Other comprehensive income	11	(25)	81	(93)

Other comprehensive income for the year, net of tax		1,773	(1,962)	223

Total comprehensive income for the year		12,541	7,683	8,745

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Balance sheet at 31 December	Consolidated financial statements

Balance sheet at 31 December

DKK million	Note	2009	2008

Assets

Intangible assets	14	1,037	788
Property, plant and equipment	15	19,226	18,639
Investments in associated companies	16	176	222
Deferred income tax assets	23	1,455	1,696
Other non-current financial assets	17	182	194

Total non-current assets		22,076	21,539

Inventories	18	10,016	9,611
Trade receivables	17, 19	7,063	6,581
Tax receivables		799	1,010
Other current assets	17, 20	1,962	1,704
Marketable securities and financial instruments	17	1,530	1,377
Cash at bank and in hand	17	11,296	8,781

Total current assets		32,666	29,064

Total assets		54,742	50,603

Equity and liabilities

Share capital	21	620	634
Treasury shares	21	(32)	(26)
Retained earnings		34,435	33,433
Other reserves		711	(1,062)

Total equity		35,734	32,979

Non-current debt	17, 22	970	980
Deferred income tax liabilities	23	3,010	2,404
Retirement benefit obligations	24	456	419
Provisions for other liabilities	25	1,157	863

Total non-current liabilities		5,593	4,666

Current debt and financial instruments	17	418	1,334
Trade payables	17	2,242	2,281
Tax payables		701	567
Other current liabilities	17, 26	6,813	5,853
Provisions for other liabilities	25	3,241	2,923

Total current liabilities		13,415	12,958

Total liabilities		19,008	17,624

Total equity and liabilities		54,742	50,603

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Statement of cash flow for the year ended 31 December	Consolidated financial statements

Statement of cash flow for the year ended 31 December

DKK million	Note	2009	2008	2007

Net profit for the year		10,768	9,645	8,522

Adjustments for non-cash items:
Income taxes	11	3,220	3,050	2,449
Depreciation, amortisation and impairment losses	7	2,551	2,442	3,007
Interest income and interest expenses	9, 10	71	(385)	(16)
Other adjustments	27	859	614	(37)
Income taxes paid		(1,998)	(3,172)	(2,607)
Interest received		284	656	295
Interest paid		(98)	(247)	(324)

Cash flow before change in working capital		15,657	12,603	11,289

(Increase)/decrease in trade receivables and other current assets		(740)	(700)	(638)
(Increase)/decrease in inventories		(405)	(591)	(620)
Increase/(decrease) in trade payables and other current liabilities		921	1,228	331
Exchange rate adjustment		(55)	323	(375)

Cash flow from operating activities		15,378	12,863	9,987

Purchase of intangible assets and non-current financial assets		(433)	(264)	(118)
Proceeds from sale of property, plant and equipment		1	18	40
Purchase of property, plant and equipment	15	(2,632)	(1,772)	(2,367)
Net change in marketable securities (maturity exceeding three months)		–	466	(541)
Dividend received	16	18	170	1,470

Cash flow from investing activities		(3,046)	(1,382)	(1,516)

Repayment of non-current debt		–	(153)	(18)
Purchase of treasury shares	21	(6,512)	(4,717)	(4,835)
Proceeds from sale of treasury shares	21	117	295	241
Dividends paid to the Parent company’s owners	13	(3,650)	(2,795)	(2,221)

Cash flow from financing activities		(10,045)	(7,370)	(6,833)

Net cash flow		2,287	4,111	1,638

Unrealised gain/(loss) on exchange rates and marketable securities included in cash and cash equivalents		21	(2)	(6)

Net change in cash and cash equivalents		2,308	4,109	1,632

Cash and cash equivalents at the beginning of the year		8,726	4,617	2,985

Cash and cash equivalents at the end of the year		11,034	8,726	4,617

Additional information:
Cash and cash equivalents at the end of the year		11,034	8,726	4,617
Bonds with original term to maturity exceeding three months	17	1,013	997	1,486
Undrawn committed credit facilities *)		4,465	7,451	7,457

Financial resources at the end of the year		16,512	17,174	13,560

Cash flow from operating activities		15,378	12,863	9,987
+ Cash flow from investing activities		(3,046)	(1,382)	(1,516)
– Net change in marketable securities (maturity exceeding three months)		–	466	(541)

Free cash flow		12,332	11,015	9,012

*)	At year-end, the Group had an undrawn committed credit facility amounting to DKK 4,465 million (DKK 7,451 million in 2008). The undrawn committed credit facility is a EUR 600 million facility committed by a number of Danish and international banks. The facility matures in 2012.

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Statement of changes in equity at 31 December	Consolidated financial statements

Statement of changes in equity at 31 December

	Share	Treasury	Retained	Other reserves			Total
	capital	shares	earnings
				Exchange	Deferred	Other
				rate	gain/(loss)	adjust-
				adjust-	on cash	ments
DKK million				ments	flow hedges

2009

Balance at the beginning of the year	634	(26)	33,433	(256)	(859)	53	32,979
Total comprehensive income for the year			10,768	527	1,252	(6)	12,541

Transactions with owners, recognised
directly in equity:
Dividends (refer to note 13)			(3,650)				(3,650)
Share-based payments			259				259
Purchase of treasury shares		(22)	(6,490)				(6,512)
Sale of treasury shares		2	115				117
Reduction of the B share capital	(14)	14					–

Balance at the end of the year	620	(32)	34,435	271	393	47	35,734

	Share	Treasury	Retained	Other reserves			Total
	capital	shares	earnings
				Exchange	Deferred	Other
				rate	gain/(loss)	adjust-
				adjust-	on cash	ments
DKK million				ments	flow hedges

2008

Balance at the beginning of the year	647	(26)	30,661	209	678	13	32,182
Total comprehensive income for the year			9,645	(465)	(1,537)	40	7,683

Transactions with owners, recognised
directly in equity:
Dividends (refer to note 13)			(2,795)				(2,795)
Share-based payments			331				331
Purchase of treasury shares		(16)	(4,701)				(4,717)
Sale of treasury shares		3	292				295
Reduction of the B share capital	(13)	13					–

Balance at the end of the year	634	(26)	33,433	(256)	(859)	53	32,979

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Notes — Consolidated financial statements	Consolidated financial statements

1 Critical accounting estimates and judgements

The preparation of financial statements in conformity with International Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date(s) of the financial statements and the reported amounts of revenues and expenses during the reporting period(s).

Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the reported carrying amounts of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results could differ from those estimates.

Management believes the following are the critical accounting estimates and judgements used in the preparation of the consolidated financial statements.

Sales rebate accruals and provisions
Sales rebate accruals and provisions are established in the same period as the related sales. The sales rebate accruals and provisions are recorded as a reduction in sales and are included in Other current liabilities and Provisions for other liabilities. Sales rebates are predominately issued in region North America.

The accruals and provisions are based upon historical rebate payments. They are calculated on the basis of a percentage of sales for each product as defined by the contracts with the various customer groups.

Significant sales rebates and discounts amounts are rebates from sales covered by Medicaid and Medicare, the US public healthcare insurance system. Provisions for Medicaid and Medicare rebates have been calculated using a combination of historical experience, product and population growth, price increases, the impact of contracting strategies and specific terms in the individual agreements. For Medicaid, the calculation of rebates involves interpretation of relevant regulations, which are subject to chal- lenge or change in interpretative guidance by government authorities. Although accruals are made for Medicaid and Medicare rebates at the time sales are recorded, the Medicare and Medicaid rebates related to the specific sale will typically be invoiced to Novo Nordisk up to six months later. Due to the time lag, in any particular period the rebate adjustments to sales may incorporate revisions of accruals for prior periods.

Customer rebates are offered to a number of managed healthcare plans. These rebate programmes provide that the customer receives a rebate after attaining certain performance parameters relating to product purchases, formulary status and pre-established market share milestones relative to competitors. Since they are contractually agreed upon, rebates are estimated according to the specific terms in each agreement, historical experience, anticipated channel mix, product growth rates and market share information. Novo Nordisk considers the sales performance of products subject to managed healthcare rebates and other contract discounts and adjusts the provision periodically to reflect actual experience.

Wholesaler charge-backs relate to contractual arrangements existing between Novo Nordisk and indirect customers, mainly in the US, whereby products are sold at prices lower than the list price charged to wholesalers. A wholesaler charge-back represents the difference between the invoice price to the wholesaler and the indirect customer’s contract price. Provisions are calculated for estimated charge-backs using a combination of factors such as historical experience, current wholesaler inventory levels, contract terms and the value of claims received but not yet processed. Wholesaler charge-backs are generally settled within one to three months of incurring the liability.

Novo Nordisk believes that the accruals and provisions established for sales rebates are reasonable and appropriate based on current facts and circumstances. However, the actual amount of rebates and discounts may differ from the amounts estimated by management.

The following table is a reconciliation of gross sales to net sales for North America (the US and Canada):

DKK million	2009	2008	2007

Gross sales	27,890	22,639	20,109

Gross-to-net sales adjustments:
Medicaid and Medicare rebates	(2,447)	(1,672)	(1,279)
Managed healthcare rebates	(2,121)	(1,543)	(1,333)
Wholesaler charge-backs	(3,720)	(2,949)	(2,594)
Cash discounts	(567)	(433)	(381)
Sales returns	(168)	(512)	(432)
Other rebates and allowances	(588)	(376)	(344)

Total gross-to-net sales adjustments
(rebates)	(9,611)	(7,485)	(6,363)

Net sales	18,279	15,154	13,746

The carrying amount of sales rebate accruals and provisions is DKK 2,886 million as at 31 December 2009. Please refer to note 3 for disclosure of sales from business and geographic segments and note 4 and 25 for further information on sales provisions.

Provisions and contingencies
Pending litigations
Management of the Group makes judgements about provisions and con tingencies, including the probability of pending and potential future litigation outcomes that in nature are dependent on future events that are inherently uncertain. In making its determinations of likely outcomes of litigations etc, management considers the evaluation of external counsel knowledgeable about each matter, as well as known outcomes in case law.

Provisions for pending litigations are recognised under Provisions for other liabilities. Please refer to notes 25 and 32 for a description of significant litigations pending.

Deferred income tax assets and liabilities
Novo Nordisk recognises deferred income tax assets if it is probable that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilised. Management has considered future taxable income in assessing whether deferred income tax assets should be recognised.

The carrying amount of deferred income tax assets and deferred income tax liabilities is DKK 1,455 million and DKK 3,010 million, respectively, as at 31 December 2009. Please refer to note 23 for further information.

Returned products
As part of normal business, Novo Nordisk issues credit notes for expired goods. Consequently, a provision for future returns is made, based on historical statistical product returns.

Revenue recognition for new product launches is based on specific facts and circumstances for the specific products, including estimated demand and acceptance rates from well-established products with similar market characteristics. In recent years, the products launched by Novo Nordisk have been comparable with either other products already on the market or products in therapy areas well known to Novo Nordisk, and therefore uncertainties surrounding product returns on new products launched have been limited.

The carrying amount of provision for returned products is DKK 588 million as at 31 December 2009. Please refer to note 25 for further information.

Indirect production costs (IPCs)
Production costs for work in progress and finished goods include IPCs such as employee costs, depreciation, maintenance etc.

IPCs are measured based on a standard cost method which is reviewed regularly in order to ensure relevant measures of utilisation, production lead time and other relevant factors. Changes in the parameters for calculation of IPCs, including utilisation levels, production lead time etc could have an impact on the gross margin and the overall valuation of inventories. The carrying amount of IPCs is DKK 5,046 million as at 31 December 2009. Please refer to note 18 for further information.

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Notes — Consolidated financial statements	Consolidated financial statements

Allowances for doubtful trade receivables
Trade receivables are stated at amortised cost less allowances for potential losses on doubtful trade receivables.

Novo Nordisk maintains allowances for doubtful trade receivables for estimated losses resulting from the subsequent inability of customers to make required payments. If the financial conditions of the customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required in future periods. Management specifically analyses trade receivables and examines historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in the customer payment terms when evaluating the adequacy of the allowance for doubtful trade receivables.

The carrying amount of allowances for doubtful trade receivables is DKK 600 million as at 31 December 2009. Please refer to note 19 for further information.

Non-recurring costs related to discontinuation of all pulmonary diabetes projects
Towards the end of 2007, Novo Nordisk conducted a detailed analysis of the future prospects for inhaled insulin and a review of the medical and commercial potential of the AERx® iDMS inhaled insulin system (AERx®). This analysis resulted in a non-recurring impairment cost regarding intangible assets and manufacturing activities related to the AERx® system and cost of discontinuing all clinical development in the amount of DKK 1,325 million, which was recorded and negatively impacted operating profit in 2007.

In April 2008, Novo Nordisk also decided to discontinue the remainder of its pulmonary activities. As a result of these decisions, an additional cost of DKK 325 million was expensed in 2008.

In 2008 and 2007, Novo Nordisk recorded the following charges related to the impairment of pulmonary diabetes projects. No charges have been recorded in 2009 as all pulmonary activities have been closed down.

DKK million	2009	2008	2007

Impairment of intangible assets	–	–	117
Severance pay and other employee-
related costs	–	155	–
Impairment of tangible assets	–	53	753
Commitments regarding clinical trials	–	–	326
Lease and investment commitments	–	42	129
Other costs related to closure of
pulmonary diabetes projects	–	75	–

Total costs	–	325	1,325

These charges were included in Research and development costs. In addition, a cost of DKK 52 million, related to the AERx® discontinuation, was included as financial expense in 2007.

2 Accounting policies

The principal accounting policies applied to the preparation of the consolidated financial statements are set out below. These policies have been applied consistently for all the years presented.

Basis of preparation
The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with International Financial Reporting Standards as endorsed by the EU.

Furthermore, the Annual Report is prepared in accordance with additional Danish disclosure requirements for annual reports for listed companies. The Financial statements of the Parent company, Novo Nordisk A/S, as presented on pps 98 –104, are prepared in accordance with The Danish Financial Statements Act.

The Consolidated financial statements are prepared in accordance with the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and liabilities (derivatives) at fair value through profit or loss.

Accounting standards effective in 2009
Novo Nordisk has adopted all new or amended and revised accounting standards and interpretations (‘IFRSs’) endorsed by the EU effective for the accounting period beginning on 1 January 2009. Based on an analysis made by Novo Nordisk, most of the IFRSs effective for 2009 have no material impact or are not relevant to the Group. However, the following revised standard has a material impact on the presentation and disclosure of the consolidated financial statements:

•	IAS 1 (Revised), ‘Presentation of Financial Statements’. The revised standard prohibits the presentation of items of income and expenses (that is ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity (statement of comprehensive income).

As a result the Group presents in the consolidated Statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in Other comprehensive income. Comparative information has been re-presented so that it also conforms with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on Operating profit, Equity or earnings per share.

Amendments and interpretations to existing accounting standards that are not yet effective and have not been early adopted
During 2009 IASB issued a number of IFRSs, amendments and interpretations which have been endorsed by the EU as per 31 December 2009 and are mandatory for the Group’s accounting periods beginning on or after 1 January 2010.

Novo Nordisk has thoroughly assessed the impact of the IFRSs, amendments and interpretations that are not yet effective and determined that most of them will not have a material impact on the consolidated financial statements going forward. Consequently, no early adoption has been made. However, the following revised standard can in future have a material impact on the Consolidated financial statements:

•	IFRS 3 (Revised), ‘Business combinations’. The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent considerations classified as debt subsequently measured through the Income statement. IFRS 3(2008) is to be applied prospectively.

Principles of consolidation
The Consolidated Financial Statements include the financial statements of Novo Nordisk A/S (the Parent company) and all the companies in which Novo Nordisk A/S directly or indirectly owns more than 50% of the voting rights or in some other way has a controlling influence (subsidiaries). Novo Nordisk A/S and these companies are referred to as the Group.

Companies that are not subsidiaries, but in which the Group holds 20% to 50% of the voting rights, or in some other way has a significant influence on the operational and financial management, are treated as associated companies.

The Consolidated financial statements are based on the Financial statements of the Parent company and of the subsidiaries applying group accounting policies, and are prepared by combining items of a uniform nature and eliminating inter company transactions, shareholdings, balances and unrealised inter company profits and losses.

Acquired and divested companies are included in the consolidation during the period of Novo Nordisk’s ownership. Comparative figures are not adjusted for disposed or acquired companies.

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Notes — Consolidated financial statements	Consolidated financial statements

Significant accounting policies
Novo Nordisk’s management considers the following to be the most significant accounting policies for the Group.

Sales and revenue recognition
Sales comprise the fair value of the sale of goods excluding value added tax and after deduction of provisions for returned products, rebates, trade discounts and allowances.

Provisions and accruals for rebates to customers are provided for in the period the related sales are recorded. Historical data are readily available and reliable, and are used for estimating the amount of the reduction in sales.

Sales are recognised when realised or realisable and earned. Revenues are considered to have been earned when Novo Nordisk has substantially accomplished what it must do to be entitled to the revenues.

Revenue from the sale of goods is recognised when all the following specific conditions have been satisfied:

•	Novo Nordisk has transferred to the buyer the significant risk and rewards of ownership of the goods
•	Novo Nordisk retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold
•	The amount of revenue can be measured reliably
•	It is probable that the economic benefits associated with the transaction will flow to Novo Nordisk
•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

These conditions are usually met by the time the products are delivered to the customers.

Research and development
Due to the long development period and significant uncertainties relating to the development of new products, including risks regarding clinical trials and regulatory approval, it is concluded that the Group’s internal development costs in general do not meet the capitalisation criteria. Consequently, the technical feasibility criteria are not considered fulfilled before regulatory filing. Therefore, all internal research and development costs are expensed in the Income statement as incurred. The same principles are used for property, plant and equipment developed as part of a research and development project.

For acquired in-process research and development projects, the effect of probability is reflected in the cost of the asset and the probability recognition criteria are therefore always considered satisfied. As the cost of acquired in-process research and development projects can often be measured reliably, these projects fulfil the criteria for capitalisation as intangible assets upon acquisition. However, further internal development costs subsequent to acquisition are treated as other internal development costs.

Property, plant and equipment used for general research and development purposes are capitalised and depreciated over their estimated useful lives.

Financial instruments
The Group uses forward exchange contracts, interest rate swaps and currency swaps to hedge forecasted transactions, assets and liabilities, and net investments in foreign subsidiaries in foreign currencies in accordance with the specific rules of IAS 39 ‘Financial Instruments: Recognition and Measurement’.

Upon initiation of the contract, the Group designates each derivative financial contract that qualifies for hedge accounting as either:

•	Hedges of the fair value of a recognised asset or liability or a firm commitment (fair value hedge),
•	Hedges of the fair value of a forecast financial transaction (cash flow hedge); or
•	Hedges of a net investment in a foreign operation (net investment hedge).

All contracts are initially recognised at fair value and subsequently re-measured at their fair values based on current bid prices at the end of the reporting period.

Forward exchange contracts and currency swaps hedging recognised as assets or liabilities in foreign currencies are measured at fair value at the end of the reporting period. Value adjustments are recognised in Other comprehensive income, along with any value adjustments of the hedged asset or liability that is attributable to the hedged risk.

The value adjustments on forward exchange contracts and interest rate swaps designated as hedges of forecasted transactions are recognised directly in Other comprehensive income, given hedge effectiveness. The cumulative value adjustment of these contracts is reclassified from Other comprehensive income to the Income statement as a reclassification adjustment under ‘Financial income’ or ‘Financial expenses’ when the hedged transaction is recognised in the Income statement.

Currency swaps used to hedge net investments in subsidiaries are measured at fair value based on the difference between the swap exchange rate and the exchange rate at the end of the reporting period. The value adjustment is recognised in Other comprehensive income.

Further to the above, the Group uses currency option hedges of forecasted transactions. Currency options are initially recognised at cost which equals fair value of considerations paid and subsequently re-measured at their fair values at the end of the reporting period. While providing effective economic hedges under the Group’s risk management policy, the current use of currency options does not meet the detailed requirements for allowing hedge accounting. Currency options are therefore recognised directly in the Income statement under Financial income or Financial expenses.

The accumulated net fair value of derivatives is presented as Marketable securities and financial instruments, if positive, or Current debt and financial instruments, if negative.

Determination of fair value
The fair value of financial assets and liabilities is measured on the basis of quoted market prices of financial instruments traded in active markets. If an active market exists, fair value is based on the most recently observed market price at the end of the reporting period.

If a financial instrument is quoted in a market that is not active, the Group bases its valuation on the most recent transaction price. Adjustment is made for subsequent changes in market conditions, for instance by including transactions in similar financial instruments that are assumed to be motivated by normal business considerations.

If an active market does not exist, the fair value of standard and simple finan cial instruments, such as interest rate and currency swaps and unlisted bonds, is measured according to generally accepted valuation techniques. Market-based parameters are used to measure fair value.

Derecognition of hedging instrument
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the Income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the Income statement within Financial income or Financial expenses.

Provisions
Provisions, including tax and legal cases, are recognised where a legal or constructive obligation has been incurred as a result of past events and it is probable that it will lead to an outflow of resources that can be reliably estimated. In this connection, Novo Nordisk makes the estimate on the basis of an evaluation of the individual most likely outcome of the cases. In cases where a reliable estimate cannot be made, these are disclosed as contingent liabilities.

Provisions are measured at the present value of the expenditures expected to be required to settle the legal or constructive obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognised as interest expense.

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Notes — Consolidated financial statements	Consolidated financial statements

Other accounting policies

Translation of foreign currencies
Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (functional currency). The Consolidated financial statements are presented in Danish kroner (DKK), which is the functional and presentation currency of the Parent company.

Translation of transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates ruling at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the Income statement, except when deferred in Other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as financial assets classified as available for sale, are included in the fair value reserve in Other comprehensive income.

Translation of Group companies
Financial statements of foreign subsidiaries are translated into Danish kroner at exchange rates ruling at the end of the reporting period for assets and liabilities and at average exchange rates for Income statement items.

All exchange rate adjustments are recognised in the Income statement with the exception of exchange gains and losses arising from:

•	The translation of foreign subsidiaries’ net assets at the beginning of the year at the exchange rates at the end of the reporting period
•	The translation of foreign subsidiaries’ income statement using average exchange rates, whereas balance sheet items are translated using the exchange rates ruling at the end of the reporting period
•	The translation of non-current intercompany receivables that are considered to be an addition to net investments in subsidiaries
•	The translation of investments in associated companies.

The above exchange gains and losses are recognised in Other comprehensive income.

Licence fees and other operating income
Licence fees and other operating income comprise licence fees and income of a secondary nature in relation to the main activities of the Group. Licence fees are recognised on an accrual basis in accordance with the terms and substance of the relevant agreement. Licence fees and other operating income also includes non-recurring income items in respect of sale of intel- lectual property.

As a principal rule, sale of intellectual property rights is recorded as income at the time of the sale. Where the Group assumes an obligation in connection with a sale of intellectual property rights, the income is recognised in accordance with the term of the obligation. On the sale of intellectual property rights where the final sale is conditional on future events, the amount is deferred and recorded as income at the occurrence of such future events.

Intangible assets
Goodwill
Goodwill represents any cost in excess of identifiable net assets, measured at fair value, in the acquired company. Goodwill recorded under Intangible assets is related to subsidiaries.

Other intangible assets
Patents and licences that include acquired patents and licences to in-process research and development projects are carried at historical cost less accumulated amortisation and any impairment loss. Amortisation is calculated using the straight-line method to allocate the cost of patents and licences over their estimated useful lives. The amortisation commences in the year in which the rights first generate sales.

Internal development of software and other development costs related to major IT projects for internal use that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognised as intangible assets under Other intangible assets if the recognition criteria are met. Amortisation is provided under the straight-line method over the estimated useful life of 3–10 years.

Property, plant and equipment
Property, plant and equipment is measured at historical cost less accumulated depreciation and any impairment loss. The cost of self-constructed assets includes costs directly attributable to the construction of the assets. Subsequent cost is included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. In general, constructions of major invest ments are self-financed and thus no material interest on loans (borrowings) is capitalised as part of the cost.

Depreciation is provided under the straight-line method over the estimated useful lives of the assets as follows:

•	Buildings: 12– 50 years
•	Plant and machinery: 5 –16 years
•	Other equipment: 3 –16 years
•	Land is not depreciated

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written down to its recoverable amount if the asset’s carrying amount is higher than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised in the Income statement.

Leases
Leases of assets whereby the Group assumes substantially all the risks and rewards of ownership are capitalised as finance leases under Property, plant and equipment and depreciated over the estimated useful lives of the assets, according to the periods listed above. The corresponding finance lease liabilities are included in liabilities.

Operating lease costs are charged to the Income statement on a current basis over the period of the lease.

Investments in associated companies
Investments in associated companies are accounted for under the equity method of accounting (ie at the respective share of the associated companies’ net asset value applying Group accounting policies). Goodwill relating to associated companies is recorded as part of the investment under Investments in associated companies.

Impairment of assets
Assets that have an indefinite useful life, for example goodwill, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation, such as intangible assets and other non-current assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Factors considered material by the Group and that could trigger an impairment test include the following:

•	Development of a competing drug
•	Changes in the legal framework covering patents, rights or licences
•	Advances in medicine and/or technology that affect the medical treatments
•	Lower than predicted sales
•	Adverse impact on reputation and/or brand names
•	Change in the economic lives of similar assets
•	Relationship with other intangible or tangible assets
•	Changes or anticipated changes in participation rates or reimbursement policies

If it is determined that the carrying amount of intangible assets, other non-current assets or goodwill exceeds its recoverable amount based upon the existence of one or more of the above indicators of impairment, any impairment is measured based on discounted projected cash flows.

Intangible assets and other non-financial assets other than goodwill that have suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

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Notes — Consolidated financial statements	Consolidated financial statements

Financial assets
The Group classifies its investments in the following categories: Financial assets at fair value through profit or loss (derivatives), Loans and receivables and Available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments on initial recognition and re-evaluates this designation at the end of every reporting period to the extent that such a designation is permitted and required.

Financial assets at fair value through profit or loss
Derivatives used for cash flow hedging purposes are classified as financial assets at fair value through profit or loss even though derivatives used for hedging purposes are recognised in Other comprehensive income. Assets in this category are classified as Current assets.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. If collection is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as Current assets. If not, they are presented as Non-current assets.

Trade receivables and Other current assets are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.

The carrying amount of Trade receivables is reduced with the provision for impairment, and the amount of the loss is recognised in the Income statement within Sales and distribution costs. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against Sales and distribution costs in the Income statement.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either design ated in this category or not classified in any of the other categories. They are included in Other non-current assets unless management intends to dispose of the investment within 12 months of the end of the reporting period. Market able securities under current assets are classified as available-for-sale financial assets.

Recognition and measurement
Purchases and sales of investments are recognised on the settlement date. Investments are initially recognised at fair value plus transaction costs for all financial assets not classified as fair value through profit or loss.

Currency options, available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.

Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale are recognised in Other comprehensive income. When financial assets classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the Income statement.

Fair value disclosures are made separately for each class of financial instruments at the end of the reporting period.

The fair values of quoted investments (incl bonds) are based on current bid prices. Financial assets for which no active market exists are carried at cost if no reliable valuation model can be applied (unlisted shares).

Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Inventories
Inventories are stated at the lowest of cost and net realisable value. Cost is determined using the first-in, first-out method. Cost comprises direct production costs such as raw materials, consumables, energy and labour, and production overheads such as employee costs, depreciation, maintenance etc. The production overheads are measured based on a standard cost method which is reviewed regularly in order to ensure relevant measures of utilisation, production lead time etc.

If the expected sales price less completion costs and costs to execute sales (net realisable value) is lower than the carrying amount, a write-down is recognised for the amount by which the carrying amount exceeds its net realisable value.

Tax
Income taxes in the Income statement include tax payable for the year with addition of the change in deferred tax for the year.

Deferred income taxes arise from temporary differences between the accounting and taxable values of the individual consolidated companies and from realisable tax-loss carry-forwards, using the liability method. The tax value of tax-loss carry-forwards is included in deferred tax assets to the extent that the tax losses and other tax assets are expected to be utilised in the future taxable income. The deferred income taxes are measured according to current tax rules and at the tax rates expected to be in force on the elimination of the temporary differences.

Unremitted earnings are retained by subsidiaries for reinvestment. No provision is made for income taxes that would be payable upon the distribution of such earnings.

Employee benefits
Wages, salaries, social security contributions, paid annual leave and sick leave, bonuses and non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where the Group provides long-term employee benefits, the costs are accrued to match the rendering of the services by the employees concerned.

Pensions
The Group operates a number of defined contribution plans throughout the world. In a few countries, the Group still operates defined benefit plans. The costs for the year for defined benefit plans are determined using the projected unit credit method. This reflects services rendered by employees to the dates of valuation and is based on actuarial assumptions primarily regarding discount rates used in determining the present value of benefits, projected rates of remuneration growth and long-term expected rates of return for plan assets. Discount rates are based on the market yields of high-rated corporate bonds in the country concerned.

Actuarial gains and losses are recognised as income or expense when the net cumulative unrecognised actuarial gains and losses for each individual plan at the end of the previous reporting period exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plans.

Past service costs are allocated over the average period until the benefits become vested.

Pension assets are only recognised to the extent that the Group is able to derive future economic benefits in the way of refunds from the plan or reduc tions of future contributions.

The Group’s contributions to the defined contribution plans are charged to the Income statement in the year to which they relate.

Share-based compensation
The Group operates equity-settled, share-based compensation plans. The fair value of the employee services received in exchange for the grant of the options or shares is recognised as an expense and allocated over the vesting period.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or shares granted, excluding the impact of any non-market vesting conditions. The fair value is fixed at grant date. Non-market vesting conditions are included in assumptions about the number of options or shares that are expected to vest. At each reporting period end, the Group revises its estimates of the number of options or shares that are expected to vest. Novo Nordisk recognises the impact of the revision of the original estimates, if any, in the Income statement and a corresponding adjustment to Equity (change in proceeds) over the remaining vesting period. Adjustments relating to prior years are included in the Income statement in the year of adjustment.

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Notes — Consolidated financial statements	Consolidated financial statements

Liabilities
Generally, liabilities are stated at amortised cost unless specifically mentioned otherwise.

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the Income statement over the period of the borrowings using the effective interest method. Borrowings are classified as Current debt unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

Equity
Treasury shares
Treasury shares are deducted from the share capital at their nominal value of DKK 1 per share. Differences between this amount and the amount paid for acquiring, or received for disposing of, treasury shares are deducted from retained earnings.

Statement of cash flows
The statement of cash flows and financial resources is presented in accordance with the indirect method commencing with net profit for the year. The statement shows cash flows for the year, the net change in cash and cash equivalents for the year, and cash and cash equivalents at the beginning and end of the year.

Cash and cash equivalents consist of cash and marketable securities, with original maturity of less than three months, less short-term bank loans. Financial resources consist of cash and cash equivalents, bonds with original term to maturity exceeding three months, and undrawn committed credit facilities expiring after more than one year.

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Notes — Consolidated financial statements	Consolidated financial statements

3 Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to Executive Management and the Board of Directors.

Business segments
For management reporting purposes, the Group operates in two global business segments based on different therapies:

Diabetes care
The business segment includes discovery, development, manufacturing and marketing of products within the areas of insulin, GLP-1 and related delivery systems as well as oral antidiabetic products (OAD).

Biopharmaceuticals
The business segment includes discovery, development, manufacturing and marketing of products within the areas of haemophilia, growth hormone therapy, hormone replacement therapy, inflammation therapy and other therapy areas.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the operating results of its business segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit consistent with the consolidated financial statements. Group financing (including financial expenses and financial income) and income taxes are managed on a Group basis and are not allocated to operating segments.

Business segments	2009	2008	2007

DKK million	Diabetes care *)

Segment sales and results

Sales
Modern insulins (insulin analogues)	21,471	17,317	14,008
Human insulins	11,315	11,804	12,572
Protein-related sales	2,064	1,844	1,749
Oral antidiabetic products (OAD)	2,652	2,391	2,149

Diabetes care total	37,502	33,356	30,478
NovoSeven®
Norditropin®
Hormone replacement therapy
Other products

Biopharmaceuticals total

Sales	37,502	33,356	30,478
Change in DKK (%)	12.4%	9.4%	9.4%
Change in local currencies (%)	11.1%	12.7%	14.1%
Cost of goods sold	9,001	8,705	8,404
Sales and distribution costs	12,877	10,497	9,962
Research and development costs	5,257	4,791	6,116
– hereof costs related to discontinuation of all pulmonary diabetes projects	–	(325)	(1,325)
Administrative expenses	2,044	1,936	1,916
Licence fees and other operating income	187	142	179
Operating profit	8,510	7,569	4,259
Operating profit (excl costs related to discontinuation of all pulmonary diabetes projects)	8,510	7,894	5,584

Geographical information	2009	2008	2007	2009	2008	2007

DKK million	North America			Europe **)

Sales	18,279	15,154	13,746	17,540	17,219	16,350
Change in DKK (%)	20.6%	10.2%	11.9%	1.9%	5.3%	6.9%
Change in local currencies (%)	15.2%	17.7%	21.8%	5.2%	6.7%	6.8%
Property, plant and equipment	905	973	998	15,445	15,624	16,398
Total assets	3,232	3,532	2,873	42,933	40,849	38,428

*)	Total assets for the Diabetes care segment amounts to DKK 29.8 billion (DKK 30.5 billion and DKK 30.3 billion in 2008 and 2007, respectively) and for the Biopharmaceuticals segment DKK 8.1 billion (DKK 6.6 billion and DKK 6.7 billion in 2008 and 2007, respectively). The remaining part of total assets that has not been allocated to any of the two business segments includes Cash at bank and in hand, Marketable securities and financial instruments etc and amounts to DKK 16.8 billion (DKK 13.5 billion and DKK 10.7 billion in 2008 and 2007, respectively).
**)	Novo Nordisk’s country of domicile is Denmark which is included in the Europe geographic segment.

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Notes — Consolidated financial statements	Consolidated financial statements

There are no sales or other transactions between the business segments. Costs have been split between business segments based on a specific allocation with the addition of a minor number of corporate overheads allocated systematically to the segments. Other operating income has been allocated to the two segments based on the same principle. Segment assets comprise the assets that are applied directly to the activities of the segment, including intangible assets, property, plant and equipment, non-current financial assets, inventories, trade receivables and other receivables.

No single customer represents more than 10% of the total revenue.

Geographical information

The Group operates in four geographical regions:

•	North America: The US and Canada
•	Europe: the EU, EFTA, Albania, Bosnia-Herzegovina, Croatia, Macedonia, Serbia, Montenegro and Kosovo
•	Japan & Oceania: Japan, Australia and New Zealand
•	International Operations: All other countries

Sales are attributed to geographical regions based on the location of the customer. There are no sales between regions. Total assets and additions to property, plant and equipment, and intangible assets are based on the location of the assets.

Effective 1 January 2010, changes to the regional structure have been made. Korea joins Japan to form Region Japan & Korea while Australia and New Zealand become part of International Operations. The change does not impact the segment reporting or other disclosures in the Annual Report 2009.

2009	2008	2007	2009	2008	2007

Biopharmaceuticals *)			Total

			21,471	17,317	14,008
			11,315	11,804	12,572
			2,064	1,844	1,749
			2,652	2,391	2,149

			37,502	33,356	30,478
7,072	6,396	5,865	7,072	6,396	5,865
4,401	3,865	3,511	4,401	3,865	3,511
1,744	1,612	1,668	1,744	1,612	1,668
359	324	309	359	324	309

13,576	12,197	11,353	13,576	12,197	11,353

13,576	12,197	11,353	51,078	45,553	41,831
11.3%	7.4%	4.4%	12.1%	8.9%	8.0%
9.3%	11.1%	9.9%	10.6%	12.2%	12.9%
1,437	1,404	1,389	10,438	10,109	9,793
2,543	2,369	2,409	15,420	12,866	12,371
2,607	3,065	2,422	7,864	7,856	8,538
–	–	–	–	(325)	(1,325)
720	699	592	2,764	2,635	2,508
154	144	142	341	286	321
6,423	4,804	4,683	14,933	12,373	8,942
6,423	4,804	4,683	14,933	12,698	10,267

2009	2008	2007	2009	2008	2007		2009	2008	2007

International Operations			Japan & Oceania					Total

9,826	8,425	7,295	5,433	4,755	4,440		51,078	45,553	41,831
16.6%	15.5%	12.3%	14.3%	7.1%	(4.9%	)	12.1%	8.9%	8.0%
18.5%	20.5%	17.8%	1.3%	2.1%	3.1%		10.6%	12.2%	12.9%
2,686	1,827	2,031	190	215	178		19,226	18,639	19,605
7,537	5,267	5,648	1,040	955	782		54,742	50,603	47,731

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Notes — Consolidated financial statements	Consolidated financial statements

4 Sales rebate accruals and provisions

DKK million	2009	2008	2007

At the beginning of the year	2,400	1,833	1,847
Adjustments to previous year’s accruals
and provisions	(90)	(209)	(168)
Additional accruals and provisions	6,119	4,157	3,176
Payments and grants of rebates
used during the year	(5,500)	(3,469)	(2,835)
Exchange rate adjustments	(43)	88	(187)

At the end of the year	2,886	2,400	1,833

Specification of sales rebate accruals
and provisions:
Other current liabilities	263	119	89
Provisions for other liabilities	2,623	2,281	1,744

Total sales rebate accruals and provisions	2,886	2,400	1,833

5 Employee costs

DKK million	2009	2008	2007

Wages and salaries	11,775	10,541	9,792
Share-based payment costs
(refer to note 29)	259	331	130
Pensions – defined contribution plans	822	745	724
Pensions – retirement benefit
obligations (refer to note 24)	152	128	109
Other contributions to social security	853	714	709
Other employee costs	1,270	1,169	1,094

Total employee costs	15,131	13,628	12,558

Included in the Income statement:
Cost of goods sold	3,952	3,676	3,519
Sales and distribution costs	6,063	5,083	4,498
Research and development costs	3,218	3,040	2,813
Administrative expenses	1,811	1,654	1,563

Included in the Balance sheet:
Capitalised employee costs related
to assets in course of construction	66	29	58
Change in employee costs included
in inventories	21	146	107

Total employee costs	15,131	13,628	12,558

In addition, employee costs of DKK 1,699 million (DKK 1,657 million in 2008 and DKK 1,442 million in 2007) from NNE Pharmaplan and NNIT are consolidated in License fees and other operating income (net). Furthermore, employee costs of DKK 345 million (DKK 297 million in 2008 and DKK 264 million in 2007) from NNE Pharmaplan have been capitalised as assets in course of construction.

For information on remuneration to the Board of Directors and Executive Management, please refer to note 30.

Average number of full-time employees	27,985	26,069	24,344
Year-end number of full-time employees	28,809	26,575	25,516

6 Fees to statutory auditors

DKK million	2009	2008	2007

Statutory audit	25	25	25
Audit-related services	6	4	6
Tax advisory services	13	16	15
Other services	3	1	1

Total	47	46	47

7 Depreciation, amortisation and impairment losses

DKK million	2009	2008	2007

Included in the Income statement:
Cost of goods sold	1,851	1,831	1,652
Sales and distribution costs	43	38	31
Research and development costs *)	528	473	1,205
Administrative expenses	129	100	119

Total depreciation, amortisation and
impairment losses	2,551	2,442	3,007

*) In 2008 and 2007 cost related to discontinuation of pulmonary diabetes projects amounted to DKK 53 million and DKK 870 million, respectively.

8 Licence fees and other operating income (net)

DKK million	2009	2008	2007

Licence fees	130	146	229
Net income from IT, engineering and
other services	96	50	26
Other income	115	90	66

Total licence fees and other operating
income (net)	341	286	321

9 Financial income

DKK million	2009	2008	2007

Interest income	313	631	322
Foreign exchange gain (net)	62	–	–
Foreign exchange gain on
derivatives (net)	–	462	911
Gains on currency options (net)	–	34	70

Total financial income	375	1,127	1,303

10 Financial expenses

DKK million	2009	2008	2007

Interest expenses	384	246	324
Foreign exchange loss (net)	–	355	71
Foreign exchange loss on
derivatives (net)	757	–	–
Loss on currency options (net)	56	–	–
Capital loss on investments etc	16	28	60
Other financial expenses	52	52	52

Total financial expenses	1,265	681	507

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Notes — Consolidated financial statements	Consolidated financial statements

11 Income taxes

DKK million	2009		2008	2007

Current tax on profit for the year	2,382		2,233	2,835
Deferred tax on profit for the year	840		851	(347)

Tax on profit for the year	3,222		3,084	2,488
Adjustments related to previous years – current tax	(54)		(218)	(11)
Adjustments related to previous years – deferred tax	52		184	(28)

Income taxes in the Income statement	3,220		3,050	2,449

Computation of effective tax rate:
Statutory corporate income tax rate in Denmark	25.0%		25.0%	25.0%
Deviation in foreign subsidiaries’ tax rates compared to the Danish tax rate (net)	(2.2%	)	(0.3% )	2.9%
Non-tax income less non-tax deductible expenses (net)	0.2%		(0.4% )	(3.2%	)
Effect on deferred tax related to change in the Danish tax rate in 2007	–		–	(2.0%	)
Other	0.0%		(0.3% )	(0.4%	)

Effective tax rate	23.0%		24.0%	22.3%

Tax on exchange rate adjustment of investments in subsidiaries	–		(8)	–
Tax on fair value adjustments on financial instruments	1		(18)	12
Tax on other adjustments	24		(55)	81

Income tax relating to Other comprehensive income	25		(81)	93

12 Components of other comprehensive income

DKK million	2009	2008	2007

Adjustment of cash flow hedges for the year:
Deferred gain/(loss) on cash flow hedge at the beginning of the year	(859)	696	425
Effect of hedged forecast transactions transferred to the Income statement	900	(615)	(363)
Fair value adjustments for the year on cash flow hedges	352	(940)	634

Adjustment of cash flow hedges for the year through Other comprehensive income	1,252	(1,555)	271

Deferred gain/(loss) on cash flow hedges at the end of the year	393	(859)	696

13 Earnings per share and dividend

DKK million		2009	2008	2007

Net profit for the year		10,768	9,645	8,522

Average number of shares outstanding *)	in 1,000 shares	599,197	615,780	631,783
Dilutive effect of outstanding share bonus pool and options ‘in the money’ **)	in 1,000 shares	5,126	4,947	4,639

Average number of shares outstanding including dilutive effect of options ‘in the money’	in 1,000 shares	604,323	620,727	636,422

Basic earnings per share *)	DKK	17.97	15.66	13.49
Diluted earnings per share *)	DKK	17.82	15.54	13.39

*) In 2007, there was a stock split of the company’s A and B shares. The trade unit was changed from DKK 2 to DKK 1.
**) For further information on outstanding share bonus pool and options, please refer to note 29 and 30.

Dividend
At the end of 2009, proposed dividends (not yet declared) of DKK 4,400 million (DKK 7.50 per share) are included in Retained earnings.
The declared dividend included in Retained earnings was DKK 3,650 million (DKK 6.00 per share) and DKK 2,795 million (DKK 4.50 per share) in 2008 and 2007, respectively.

No dividend is declared on treasury shares.

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Notes — Consolidated financial statements	Consolidated financial statements

14 Intangible assets

	Goodwill	Patents and	Other	Total
		licences etc	intangible
DKK million			assets *)

2009
Cost at the beginning of 2009	136	700	609	1,445
Additions during the year	3	277	113	393
Disposals during the year	–	(49)	(6)	(55)
Exchange rate adjustments	–	–	11	11

Cost at the end of 2009	139	928	727	1,794

Amortisation and impairment losses at the beginning of 2009	65	219	373	657
Amortisation for the year	–	21	40	61
Impairment losses for the year	–	92	–	92
Amortisation and impairment losses reversed on disposals during the year	–	(49)	(6)	(55)
Exchange rate adjustments	–	–	2	2

Amortisation and impairment losses at the end of 2009	65	283	409	757

Carrying amount at the end of 2009	74	645	318	1,037

2008
Cost at the beginning of 2008	133	520	572	1,225
Additions during the year	5	172	22	199
Disposals during the year	(2)	–	(7)	(9)
Exchange rate adjustments	–	8	22	30

Cost at the end of 2008	136	700	609	1,445

Amortisation and impairment losses at the beginning of 2008	65	153	336	554
Amortisation for the year	–	16	34	50
Impairment losses for the year	–	50	8	58
Amortisation and impairment losses reversed on disposals during the year	–	–	(5)	(5)

Amortisation and impairment losses at the end of 2008	65	219	373	657

Carrying amount at the end of 2008	71	481	236	788

*) Includes primarily internally developed software and costs related to major IT projects.

The impairment test in 2009 and 2008 was based upon management’s projections and anticipated net present value of future cash flows from cash generating units. Management has determined the discount rates (WACC) used based on the risk inherent in the related activity’s current business model and industry comparisons. The used WACC is currency specific and dependent, among other things, on interest rate level and creditworthiness compared to DKK. Terminal values used are based on the expected life of products, forecasted life cycle and forecasted cash flow over that period and the useful live of the underlying assets.

In 2009 Novo Nordisk in-licensed a monoclonal antibody developed by ZymoGenetics and capitalised an upfront payment of DKK 124 million (USD 24 million). In continuance hereof it was decided to close down the Anti-IFN-a project with Argos and recognise an impairment loss of DKK 40 million. In addition, Novo Nordisk has terminated the development activities of rFXIII within the cancer indication and recognised an impairment loss of DKK 26 million. In 2008, Novo Nordisk decided to exit the oncology area and recognised an impairment loss of DKK 50 million.

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Notes — Consolidated financial statements	Consolidated financial statements

15 Property, plant and equipment

	Land and	Plant and	Other	Payments on	Total
	buildings	machinery	equipment	account and
				assets in
				course of
DKK million				construction

2009
Cost at the beginning of 2009	12,280	15,699	2,620	1,789	32,388
Additions during the year	232	259	179	1,962	2,632
Disposals during the year	(81)	(129)	(118)	–	(328)
Transfer from/(to) other items	190	615	54	(859)	–
Exchange rate adjustments	234	265	5	15	519

Cost at the end of 2009	12,855	16,709	2,740	2,907	35,211

Depreciation and impairment losses at the beginning of 2009	3,792	8,471	1,486	–	13,749
Depreciation for the year	528	1,418	297	–	2,243
Impairment losses for the year	100	52	3	–	155
Depreciation and impairment losses reversed on disposals during the year	(73)	(105)	(101)	–	(279)
Exchange rate adjustments	40	77	–	–	117

Depreciation and impairment losses at the end of 2009	4,387	9,913	1,685	–	15,985

Carrying amount at the end of 2009	8,468	6,796	1,055	2,907	19,226

2008
Cost at the beginning of 2008	12,208	15,564	2,289	2,547	32,608
Additions during the year	164	261	164	1,183	1,772
Disposals during the year	(448)	(335)	(183)	(795)	(1,761)
Transfer from/(to) other items	472	378	335	(1,185)	–
Exchange rate adjustments	(116)	(169)	15	39	(231)

Cost at the end of 2008	12,280	15,699	2,620	1,789	32,388

Depreciation and impairment losses at the beginning of 2008	3,618	7,317	1,366	702	13,003
Depreciation for the year	516	1,399	265	–	2,180
Impairment losses for the year	6	92	3	53	154
Depreciation and impairment losses reversed on disposals during the year	(333)	(311)	(152)	(755)	(1,551)
Exchange rate adjustments	(15)	(26)	4	–	(37)

Depreciation and impairment losses at the end of 2008	3,792	8,471	1,486	–	13,749

Carrying amount at the end of 2008	8,488	7,228	1,134	1,789	18,639

16 Investments in associated companies

DKK million	2009	2008

Carrying amount of investments at the beginning of the year	222	500
Additions during the year	15	–
Disposals during the year	–	(18)
Share of profit/(loss) recognised in the Income statement	(55)	(124)
Dividend received from associated companies *)	(18)	(170)
Exchange rate adjustments and other equity movements	12	34

Carrying amount of investments at the end of the year	176	222

*) Dividend received from Harno Invest A/S (formerly Dako A/S).

In 2009 the associated companies realised DKK 170 million in sales and generated a net loss of DKK 598 million. Total assets amounted to DKK 2,168 million whereas the total liabilities amounted to DKK 1,772 million.

		2009		2008
	Carrying	Market	Carrying	Market
	amount	value	amount	value

Values of shareholdings in listed associated companies:
– ZymoGenetics, Inc. (NASDAQ symbol: ZGEN)	–	693	32	331
– Innate Pharma SA (Euronext symbol: IPH)	126	100	125	48

Please refer to note 34 for a list of Novo Nordisk associated companies.

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Notes — Consolidated financial statements	Consolidated financial statements

17 Financial assets and liabilities

	Maturity	Maturity	Maturity	Total
	< 1 year	> 1 year	> 5 years
DKK million		< 5 years

Assets at the end of the year
2009
Available-for-sale financial assets
– Other non-current financial assets (equity investments)	8	–	137	145
– Marketable securities *)	500	513	–	1,013
Assets at fair value through profit and loss
– Derivative financial instruments (refer to note 31)	550	(33)	–	517
Loans and receivables
– Other non-current financial assets	–	–	37	37
– Trade receivables	7,063	–	–	7,063
– Other current assets less prepayments	1,271	–	–	1,271
– Cash at bank and in hand	11,296	–	–	11,296

Total	20,688	480	174	21,342

2008
Available-for-sale financial assets
– Other non-current financial assets (equity investments)	15	–	153	168
– Marketable securities *)	–	997		997
Assets at fair value through profit and loss
– Derivative financial instruments (refer to note 31)	307	58	–	365
Loans and receivables
– Other non-current financial assets	–	–	41	41
– Trade receivables	6,581	–	–	6,581
– Other current assets less prepayments	1,111	–	–	1,111
– Cash at bank and in hand	8,781	–	–	8,781

Total	16,795	1,055	194	18,044

*)	Danish AAA-rated mortgage bonds issued by Danish credit institutions governed by The Danish Financial Supervisory Authority. Redemption yield on the bond portfolio is 1.79% (4.3% in 2008) which matured 1 January 2010 (DKK 500 million) and 1 January 2011 (DKK 513 million).

	Maturity	Maturity	Maturity	Total
	< 1 year	> 1 year	> 5 years
DKK million		< 5 years
Liabilities at the end of the year
2009
Financial liabilities at amortised cost
– Non-current debt	–	563	407	970
– Current debt	263	–	–	263
– Trade payables	2,242	–	–	2,242
– Other current liabilities less taxes and duties payable	6,551	–	–	6,551
Derivatives used for hedging
– Derivative financial instruments (refer to note 31)	71	84	–	155

Total	9,127	647	407	10,181

2008
Financial liabilities at amortised cost
– Non-current debt	–	518	462	980
– Current debt	55	–	–	55
– Trade payables	2,281	–	–	2,281
– Other current liabilities less taxes and duties payable	5,718	–	–	5,718
Derivatives used for hedging
– Derivative financial instruments (refer to note 31)	1,084	195	–	1,279

Total	9,138	713	462	10,313

For a description of credit quality of financial assets such as Trade receivables, Cash at bank and in hand, Current debt and financial instruments, please refer to note 28 and 31.

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Notes — Consolidated financial statements	Consolidated financial statements

17 Financial assets and liabilities (continued)

Financial assets that are measured in the Balance sheet at fair value can be categorised by the following fair value measurement hierarchy:

	Active	Directly or	Not based on	Total
	market	indirectly	observable
	data *)	observable	market
		market	data ***)
DKK million		data **)

2009
Available-for-sale financial assets
Other non-current financial assets (equity investments)	8	–	137	145
Marketable securities (bonds)	1,013	–	–	1,013
Assets at fair value through profit and loss
Derivative financial instruments	–	517	–	517

Total	1,021	517	137	1,675

2008
Available-for-sale financial assets
Other non-current financial assets (equity investments)	15	–	153	168
Marketable securities (bonds)	997	–	–	997
Assets at fair value through profit and loss
Derivative financial instruments	–	365	–	365

Total	1,012	365	153	1,530

*)	The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.
**)	The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques.
***)	If there is no observable market data, the instrument is included in the last category.

There were no significant transfers in and out of the first two categories in 2008 and 2009.

The following table presents the changes in the category “Not based on observable market data” for the year ended 31 December.

DKK million	2009	2008

Other non-current financial assets (equity investments)
Balance at the beginning of the year	153	98
Total gains/(losses) recognised in the Income statement	(33)	(41)
Total unrealised gains/(losses) recognised in Other comprehensive income	–	3
Purchases	17	93

Balance at the end of the year	137	153

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Notes — Consolidated financial statements	Consolidated financial statements

18 Inventories

DKK million	2009	2008

Raw materials and consumables	1,143	1,279
Work in progress	6,694	6,659
Finished goods	2,179	1,673

Total inventories	10,016	9,611

Indirect production costs included in work
in progress and finished goods	5,046	4,633

Amount of write-down of inventories
recognised as expense during the year	314	733
Amount of reversal of write-down of
inventories during the year	115	48

19 Trade receivables

DKK million	2009	2008

Trade receivables (gross)	7,663	7,183
Allowances at the beginning of the year	602	542
Change in allowance during the year	18	69
Receivables written off during the year
as uncollectible	(20)	(9)

Allowances at the end of the year	600	602

Trade receivables (net)	7,063	6,581

Trade receivables (net) are equal to an
average credit period of (days)	50	53

Trade receivables (gross) can be specified as follows:
– Not yet due	6,193	5,699
– Overdue by between 1 and 179 days	741	901
– Overdue by between 180 and 359 days	513	263
– Overdue by more than 360 days	216	320

Trade receivables (gross)	7,663	7,183

20 Other current assets

DKK million	2009	2008

Prepayments *)	691	593
Interest receivable	83	54
Amounts owed by affiliated companies	118	146
Rent deposit	344	305
Other receivables **)	726	606

Total other current assets	1,962	1,704

*)	Comprise prepayments to ongoing research and development activities and payments made concerning subsequent financial years etc.
**)	Other receivables comprise VAT receivables, miscellaneous duties and work in progress for third parties etc.

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Notes — Consolidated financial statements	Consolidated financial statements

21   Share capital

DKK million	A share capital	B share capital	Total share capital

Development in share capital:
2004 and before	107	602	709
2005	–	–	–
2006	–	(35)	(35)
2007	–	(27)	(27)
2008	–	(13)	(13)

At the beginning of the year	107	527	634

2009	–	(14)	(14)

At the end of the year	107	513	620

At the end of 2009, the share capital amounted to DKK 107,487,200 in A share capital (equal to 107,487,200 A shares of DKK 1) and DKK 512,512,800 in B share capital (equal to 512,512,800 B shares of DKK 1).

Treasury shares
	Number of B shares of DKK 1	As % of share capital before cancellation	As % of share capital after cancellation	Market value DKK million

Holding at the beginning of the year	25,721,095	4.06%		6,970
Cancellation of treasury shares	(14,000,000)	(2.21%)		(3,794)

Holding of treasury shares, adjusted for cancellation	11,721,095	1.85%	1.89%	3,176
Purchase during the year	21,661,949		3.49%	6,512
Sale during the year	(1,245,099)		(0.20%)	(117)
Value adjustment	–			1,099

Holding at the end of the year	32,137,945		5.18%	10,670

Acquisition of treasury shares during the year is part of the 2006 –2009 share buy-back programs of Novo Nordisk B shares. The DKK 19 billion program was initiated in order to align the capital structure with the expected development in free cash flow. Sale of treasury shares relates to exercised share options and employee shares.

At the end of the year 8,051,217 shares of the treasury B shareholding shares are regarded as hedges for the share-based incentive schemes and restricted stock awards to employees.

22   Non-current debt

DKK million	2009	2008

Mortgage debt and other secured loans *)	503	504
Unsecured loans and other non-current loans **)	467	476

Total non-current debt	970	980

The debt is denominated in the following currencies:
DKK	2	2
EUR	501	502
USD	467	476

Total non-current debt	970	980

Adjustment of the above loans to market value at year-end 2009 would result in a loss of DKK 22 million (a loss of DKK 2 million at year-end 2008).

*)	Terms to maturity between 2016 and 2022 and a weighted average interest rate of 1.31%.
**)	Terms to maturity in 2011 and a weighted average interest rate of 0.35%.

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Notes — Consolidated financial statements	Consolidated financial statements

23   Deferred income tax assets and liabilities

DKK million	2009	2008

At the beginning of the year	(708)	176
Deferred tax on profit for the year	(840)	(851)
Adjustment relating to previous years	(52)	(184)
Deferred tax on items recognised in Other comprehensive income	(14)	108
Exchange rate adjustments	59	43

Total deferred tax assets/(liabilities), net	(1,555)	(708)

			2009			2008
DKK million	Assets	Liabilities	Total	Assets	Liabilities	Total

Specification
The deferred tax assets and liabilities are allocable to the various items in the Balance sheet as follows:
Property, plant and equipment	165	(1,432)	(1,267)	129	(1,502)	(1,373)
Intangible assets	475	(5)	470	628	(7)	621
Indirect production costs	–	(1,262)	(1,262)	–	(1,158)	(1,158)
Unrealised profit on intercompany sales	2,106	–	2,106	1,997	–	1,997
Provisions for doubtful trade receivables	101	–	101	72	(2)	70
Tax-loss carry-forward	44	–	44	52	–	52
Other	288	(2,035)	(1,747)	453	(1,370)	(917)

	3,179	(4,734)	(1,555)	3,331	(4,039)	(708)

Netting of deferred tax assets and deferred tax liabilities related to income taxes for which there is a legally enforceable right to offset	(1,724)	1,724	–	(1,635)	1,635	–

Total deferred tax assets/(liabilities), net	1,455	(3,010)	(1,555)	1,696	(2,404)	(708)

Tax-losses carried forward
Further to the above, the tax value of tax losses carried forward of DKK 285 million (DKK 276 million in 2008) has not been recognised in the Balance sheet due to the likelihood that the tax losses will not be realised in the future.

24   Retirement benefit obligations

Most employees in the Group are covered by post-employment retirement plans in the form of primarily defined contribution plans or alternatively defined benefit plans. Group companies sponsor these plans either directly or by contributing to independently administered funds. The nature of such plans varies according to the legal regulations, fiscal requirements and economic conditions of the countries in which the employees are employed, and the benefits are generally based on the employees’ remuneration and years of service. The obligations relate both to existing retirees’ pensions and to pension entitlements of future retirees.

The Group’s defined benefit plans are primarily located in Japan, Germany, the United States and Switzerland. Post-employment benefit plans are usually funded by payments from group companies and by employees to funds independent of the Group. Where a plan is unfunded, a liability for the retirement obligation is recognised in the Balance sheet. In accordance with the Accounting Policies, the costs recognised for post-employment benefits are included in Cost of goods sold, Sales and distribution costs, Research and development costs or Administrative expenses.

Other post-employment benefits consist mostly of post-retirement healthcare plans, principally in the United States. The following shows a five-year summary reflecting the funding of retirement obligations and the impact of historical deviations between expected and actual return on plan assets and actuarial adjustments on plan liabilities:

DKK million	2009	2008	2007	2006	2005

Retirement obligations	1,063	1,103	885	938	875
Fair value of plan assets	(620)	(649)	(566)	(495)	(435)

(Over)/under funding	443	454	319	443	440
Unrecognised actuarial gains/(losses)	13	(35)	43	(113)	(124)

Net retirement obligations recognised in the Balance sheet	456	419	362	330	316

Actuarial (gain)/loss on plan assets	14	56	(3)	(3)	6
Actuarial (gain)/loss on plan liabilities	(29)	24	(151)	7	77

72	Novo Nordisk Annual Report 2009

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Notes — Consolidated financial statements	Consolidated financial statements

24   Retirement benefit obligations (continued)

DKK million			2009	2008

	Pension plans	Medical benefits	Total	Total

Changes in the retirement obligations
At the beginning of the year	907	196	1,103	885
Current service costs	85	33	118	112
Interest cost	33	12	45	41
Actuarial (gains)/losses	(26)	(3)	(29)	24
Past service costs	(4)	0	(4)	1
Benefits paid	(50)	(3)	(53)	(52)
Curtailments	(2)	–	(2)	17
Settlements	(104)	–	(104)	–
Exchange rate adjustments	0	(3)	(3)	72
Other	(7)	(1)	(8)	3

At the end of the year	832	231	1,063	1,103

DKK million	2009	2008

Changes in the fair value of plan assets of the year
At the beginning of the year	649	566
Expected return on plan assets	20	24
Actuarial gains/(losses)	(14)	(56)
Employer contributions	68	81
Benefits paid to employees	(40)	(24)
Curtailments	3	11
Settlements	(67)	–
Exchange rate adjustments	1	44
Other	0	3

At the end of the year	620	649

DKK million	2009	2008

Amounts recognised in the Balance sheet are determined as
Present value of funded obligations	832	870
Fair value of plan assets	(620)	(649)

Net retirement obligations funded	212	221
Present value of unfunded obligations	231	233

(Over)/ under funding	443	454

Unrecognised actuarial gains/(losses)
on pension benefit plans (net)	(26)	(68)
Unrecognised actuarial gains/(losses)
on post-employment medical plans (net)	37	36
Unrecognised past service costs	2	(3)

Net obligation recognised in the Balance sheet	456	419

Amounts recognised in the Balance sheet for post-employment defined benefit pension plans and medical benefits are predominantly non-current and are reported as Non-current debt.

DKK million	2009	2008

Changes in the retirement obligations recognised in the Balance sheet
At the beginning of the year	419	362
Recognised in the Income statement	152	128
Employer contributions	(68)	(81)
Benefit paid to employees (net)	(13)	(28)
Settlements	(37)	–
Curtailments	7	10
Exchange rate adjustment	(4)	28

At the end of the year	456	419

DKK million	2009	2008

Costs recognised in the Income statement for the year
Current service costs	118	112
Interest cost on pension obligation	45	41
Expected return on plan assets *)	(20)	(24)
Actuarial (gains)/losses recognised in the year	30	(2)
Curtailment/settlement gains	(20)	–
Past service costs	(1)	1

Total charge to the Income statement	152	128

*) Actual return on plan assets was DKK 6 million in 2009 (a loss of DKK 33 million in 2008).

The costs are recognised in the Income statement as employee costs by function and consist of:

Defined benefit pension plans	107	92
Post-employment medical benefits	45	36

Total charge to the Income statement	152	128

The Group expects to contribute DKK 67 million to its defined benefit pension plans in 2010.

		2009		2008

	DKK million	%	DKK million	%

Weighted average asset allocation of funded retirement obligations
Equities	311	50%	142	22%
Bonds	190	31%	376	58%
Cash at bank	99	16%	98	15%
Property	20	3%	33	5%

Total	620	100%	649	100%

DKK million	2009	2008

The weighted average assumptions used for computation and valuation of defined benefit plans and post-employment medical benefits are as follows
Discount rate	4%	5%
Projected return on plan assets	3%	4%
Projected future remuneration increases	3%	4%
Healthcare cost trend rate	6%	6%
Inflation rate	2%	2%

For all major defined benefit plans, actuarial computations and valuations are performed annually.

The effect of one percentage point increase or decrease in the medical cost trend rate is shown below. The Group’s major postemployment medical plans are for US employees.

DKK million	Increase	Decrease

Current service cost and interest cost	2	(3)
Defined benefit obligation	13	(14)

Novo Nordisk Annual Report 2009	73

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Notes — Consolidated financial statements	Consolidated financial statements

25   Provisions for other liabilities

DKK million	Provisions for returned products *)	Provisions for sales rebates **)	Other provisions ***)	2009 Total	2008 Total

At the beginning of the year	594	2,281	911	3,786	3,640
Adjustments to previous year’s provisions	(24)	(90)	(33)	(147)	(329)
Additional provisions	245	4,933	323	5,501	3,975
Used during the year	(228)	(4,460)	(50)	(4,738)	(3,555)
Exchange rate adjustments	1	(41)	36	(4)	55

At the end of the year	588	2,623	1,187	4,398	3,786

Specification of other provisions:
Non-current	–	–	1,157	1,157	863
Current	588	2,623	30	3,241	2,923

Total provisions for other liabilities	588	2,623	1,187	4,398	3,786

*)	Novo Nordisk issues credit notes for expired goods as a part of normal business. Consequently, a provision for future returns is made based on historical statistical product returns, which represents management’s best estimate. The provision is expected to be used within the normal operating cycle.
**)	In some countries, the actual rebates depend on which customers purchase the products. Factors complicating the rebate calculations are the identification of which products have been sold subject to a rebate, on which customer or government price terms apply, and the estimated time lag between sale and payment of the rebate.
Please refer to notes 1 and 4 for further information on rebates deducted from sales.
***)	Other provisions consist of various types of provisions, including provisions for legal disputes, which represent management’s best estimate. Please refer to note 32 for further information on commitments and contingencies.

26   Other current liabilities

DKK million	2009	2008

Employee costs payable	2,742	2,272
Taxes and duties payable	262	135
Deferred income	50	78
Amounts owed to affiliated companies	38	79
Other payables *)	3,721	3,289

Total other current liabilities	6,813	5,853

*)	Other payables primarily consist of accruals related to ongoing R&D clinical trials, royalty payments, staff accruals and interest accruals etc.

27   Other adjustments for non-cash items

DKK million	2009	2008	2007

Share-based payment costs	259	331	130
Increase/(decrease) in provisions and benefit obligations	649	221	490
(Gain)/loss from sale of property, plant and equipment	(3)	95	140
Change in provisions for doubtful trade receivables	18	69	119
Unrealised (gain)/loss on shares and bonds etc	21	30	54
Unrealised foreign exchange (gain)/loss	(253)	24	37
Share of (profit)/loss in associated companies	55	124	(1,233)
Other, including difference between average exchange rate and year-end exchange rate	113	(280)	226

Other adjustments for non-cash items	859	614	(37)

74	Novo Nordisk Annual Report 2009

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Notes — Consolidated financial statements	Consolidated financial statements

28 Financial risk

Novo Nordisk has centralised the management of the Group’s financial risks. The overall objective and policies for the company’s financial risk management are outlined in the Treasury Policy, which is approved by the Board of Directors. The Treasury Policy consists of the Foreign Exchange Policy, the Investment Policy, the Financing Policy and the Policy regarding Credit Risk on Financial Counterparts, and includes a description of allowed financial instruments and risk limits.

Novo Nordisk only hedges commercial exposures and consequently does not enter into derivative transactions for trading or speculative purposes. Novo Nordisk uses a fully integrated Treasury Management System to manage all financial positions. All positions are marked-to-market based on real-time quotes and risk is assessed using generally accepted standards.

Foreign exchange risk
Foreign exchange risk is the principal financial risk for Novo Nordisk and as such has a significant impact on the Income statement and the Balance sheet.

The bulk of Novo Nordisk’s sales is in EUR, USD, JPY, CNY and GBP, while most production, research and development costs are carried in DKK. As a consequence, Novo Nordisk’s foreign exchange risk is most significant in USD, JPY, CNY and GBP, excluding EUR for which the exchange rate risk is regarded as low due to the Danish fixed-rate policy towards the EUR.

The overall objective of foreign exchange risk management is to limit the short-term negative impact on earnings and cash flow from exchange rate fluctuations, thereby increasing the predictability of the financial results.

Novo Nordisk hedges existing assets and liabilities in major currencies as well as future expected cash flows up to 24 months forward. Currency hedging is based upon expectations of future exchange rates and takes place using mainly foreign exchange forwards and foreign exchange options matching the due dates of the hedged items. Expected cash flows are continuously assessed using historical inflows, budgets and monthly sales forecasts. Hedge effectiveness is assessed on a regular basis.

In 2009, the USD, the JPY and the CNY depreciated by 1.8%, 3.9%, and 1.7% versus DKK, respectively. In 2008, the USD, the JPY and the CNY appreciated by 4.1%, 30.3%, and 11.3% versus DKK, respectively. The GBP appreciated by 7.6% in 2009. In 2008, the GBP de preciated by 24.6%.

At year-end 2009, Novo Nordisk covered the foreign exchange exposures on the Balance sheet together with 17 months of expected future cash flow in USD and CNY. For JPY and GBP, the equivalent cover was 15 months and 14 months of expected future cash flow, respectively. At the end of 2008, the USD and CNY cover was 15 months, and for JPY and GBP the cover was 13 months.

A 5% increase/decrease in the following currencies will have a full-year impact on operating profit of approximately:

	Estimated
	for
DKK million	2010	2009

USD	580	530
JPY	150	150
CNY	100	80
GBP	80	80
CAD	40	40

At the end of 2009, a 5% increase in all other currencies versus EUR and DKK would result in a decrease of the value of the net financial instruments of the Group of approximately DKK 927 million (DKK 661 million in 2008). A 5% decrease in all other currencies versus EUR and DKK would result in an increase of the value of the net financial instruments of the Group of approximately DKK 977 million (DKK 669 million in 2008).

The financial instruments included in the foreign exchange sensitivity analysis are the Group’s Cash, Accounts receivable and Account payable, Current and non-current loans, Current and non-current financial investments, foreign exchange forwards and foreign exchange options hedging transaction exposure. Furthermore, interest rate swaps and cross-currency swaps are included. Not included are anticipated currency transactions, investments and fixed assets. Cross-currency swaps hedging translation exposure are excluded from the sensitivity analysis, as the effects of chang- ing exchange rates hereon are recognised directly in Other comprehensive income.

Novo Nordisk only hedges invested equity in major foreign affiliates to a very limited extent. Equity hedging takes place using long-term cross-currency swaps. At the end of 2009, hedged equity made up 16% of the Group’s JPY equity. At the end of 2008, 12% of the Group’s JPY equity was hedged.

Interest rate risk
DKK and EUR interest rates fell during most of 2009, particularly during the first quarter of the year. The Danish two-year interest rate was 2.42% at the end of 2009, down from 3.57% at the end of 2008. Short-term interest rates fell even more. The three month Cibor was 1.55% at the end of 2009, down from 4.91% at the end of 2008.

Changes in interest rates have an effect on Novo Nordisk’s financial instruments. At the end of 2009, an increase in the interest rate level of one percentage point would, everything else being equal, increase the fair value of Novo Nordisk’s financial instruments by DKK 19 million (DKK 19 million in 2008).

The financial instruments included in the sensitivity analysis consist of Marketable securities, Deposits, Current and non-current loans, Interest rate swaps and cross-currency swaps. Not included are foreign exchange forwards and foreign exchange options due to the limited effect that a parallel shift in interest rates in all currencies has on these instruments.

Liquidity risk
Novo Nordisk ensures availability of required liquidity through a combination of cash management, highly liquid investment portfolios and uncommitted as well as committed facilities. Novo Nordisk uses cash pools for optimisation and centralisation of cash management. For non-cash pool affiliates, surplus cash above the balance required for working capital management is deposited with the parent company, who invests surplus cash in money market deposits and marketable securities.

Counterparty risk
The use of derivatives and money market deposits gives rise to counterparty exposure. To manage the credit risk on financial counterparties, Novo Nordisk only enters into derivative financial contracts and money market deposits with financial counterparties which have a satisfactory long-term credit rating assigned by both Standard and Poor’s and Moody’s. At the end of 2009, the majority of Novo Nordisk deposits are secured by the general Danish State guarantee until September 2010. Furthermore, maximum credit lines defined for each counterparty limit the overall counterparty risk.

The credit risk on bonds is limited as investments are made in highly liquid bonds with solid credit ratings.

Credit risk on Trade receivables and Other current assets is limited as Novo Nordisk has no significant concentration of credit risk, with exposure being spread over a large number of counterparties and customers.

Capital structure
Novo Nordisk’s capital structure is characterised by a substantial equity ratio. This is in line with the general capital structure of the pharmaceutical industry and reflects the inherent long-term investment horizons in an industry with typically more than 10 years’ development time for pharmaceutical products. Novo Nordisk’s equity ratio, calculated as equity to total liabilities, was 65.3% at the end of the year (65.2% at the end of 2008).

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Notes — Consolidated financial statements	Consolidated financial statements

29 Share-based payment schemes

DKK million	2009	2008	2007

Total share-based payment costs
recognised in the Income statement
Employee shares (DK-based employees)	–	156	–
Employee shares (outside DK)	49	15	9
Long-term share-based incentive
programme (Senior Management Board)	54	55	43
Long-term share-based incentive
programme and share options
(management group below
Senior Management Board) *)	156	105	78

Share-based payment expensed in the
Income statement	259	331	130

*)	Includes long-term share-based incentive programme for 2007 to 2009 and share option programme for 2004 to 2006.

Long-term share-based incentive programme
For a description of the programme, please refer to the section Executive Remuneration on pp 39 – 40.

In 2009, the allocation to the joint pool for members of the Senior Management Board amounted to DKK 54 million, corresponding to 7.0 months’ salary. This amount was expensed in 2009. The cash amount was converted into 177,066 Novo Nordisk B shares of DKK 1 using a share price of DKK 307, equal to the average trading price for Novo Nordisk B shares on NASDAQ OMX Copenhagen from 29 January to 12 February 2009. Based on the split of participants at the establishment of the joint pool, ap -proximately 30% of the pool will be allocated to the members of Executive Management and 70% to members of the Senior Management Board.

The shares allocated to the joint pool for 2006 (261,500 shares) were released to the individual participants on 1 February 2010 following the approval of the Annual Report 2009 by the Board of Directors.

For the management group below the Senior Management Board, a similar share-based incentive programme was introduced in 2007. For the service entities NNIT and NNE Pharmaplan separate share-based incentive programmes have been setup which are similar to the general Novo Nordisk programme but operates with entity specific targets.

For 2007, the total group below Senior Management Board including NNIT and NNE Pharmaplan consisted of about 500 employees. The allocation to the joint pool was DKK 135 million in 2007, corresponding to 527,665 shares. The cost of this allocation will be amortised equally over the period 2007–2010.

For 2008, this group consisted of about 590 employees. The allocation to the joint pool was DKK 181 million corresponding to 570,390 shares. The cost of this allocation will be amortised equally over the period 2008 –2011.

For 2009, this group consisted of about 675 employees. The allocation to the joint pool was DKK 186 million corresponding to 605,218 shares. The cost of this allocation will be amortised equally over the period 2009 –2012.

The total number of shares in the joint pools relating to the years 2007, 2008 and 2009:

Year allocated to pool	Number of shares	Vesting

Senior management board
2007	166,292	2011
2008	171,492	2012
2009	177,066	2013

	514,850
Management group below
Senior management board
2007	527,665	2011
2008	570,390	2012
2009	605,218	2013
Cancelled	(27,853)

	1,675,420

Total	2,190,270

Share options
Novo Nordisk had established share option schemes in 1998 –2006 with the purpose of motivating and retaining a qualified management group and to ensure common goals for management and the owners. Each option gives the right to purchase one Novo Nordisk B share. All share options are hedged by treasury shares. No options have been granted since 2006 as the long-term incentive programme from 2007 onwards has been share-based.

The options are exercisable three years after the issue date and will expire after eight years. The exercise price for options granted based on per -formance targets for the financial years 2000 –2006 was equal to the market price of the Novo Nordisk B share at the time when the plan was established. The options can only be settled in shares.

Assumptions
The market value of the Novo Nordisk B share options has been calculated using the Black-Scholes option pricing model.

The expected volatility is calculated as one-year historic volatility – average of daily volatilities.

The assumptions used are shown in the table below:

	2009	2008	2007

Expected life of the option in years
(average)	6	6	6
Expected volatility	26%	29%	21%
Expected dividend per share (in DKK)	7.50	6.00	4.50
Risk-free interest rate
(based on Danish government bonds)	2.00%	3.00%	4.25%
Novo Nordisk B share price
at the end of the year	332	271	335

76      Novo Nordisk Annual Report 2009

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Notes — Consolidated financial statements	Consolidated financial statements

29 Share-based payment schemes (continued)

Outstanding share options in Novo Nordisk	Share options	Average exercise price per option DKK	Market value per option DKK	Market value DKK million

Outstanding at the end of 2007	7,638,748	140	201	1,535

Employee share options granted in 2008 *)	694,500	0	289	201
Exercised in 2008:
Of 1999 Ordinary share option plan	(140,500)	99	201	(28)
Of 2000 Ordinary share option plan	(159,525)	99	201	(32)
Of 2001 Ordinary share option plan	(92,700)	166	201	(18)
Of 2003 Ordinary share option plan	(225,225)	97.5	201	(45)
Of 2004 Launch share option plan	(566,516)	133.5	201	(114)
Of 2005 Employee share options **)	(156,380)	0	201	(31)
Expired in 2008	(58,070)	140	201	(12)
Cancelled in 2008	(16,000)	140	201	(3)
Value adjustment ***)				(505)

Outstanding at the end of 2008	6,918,332	133	137	948

Exercised in 2009:
Of 2000 Ordinary share option plan	(258,341)	99	137	(35)
Of 2001 Ordinary share option plan	(113,484)	166	137	(15)
Of 2003 Ordinary share option plan	(148,255)	97.5	137	(20)
Of 2004 Ordinary share option plan	(186,350)	133.5	137	(25)
Of 2005 Ordinary share option plan	(500,225)	153	137	(69)
Of 2008 Employee share options *)	(1,530)	0	137	0
Expired in 2009	(5,000)	99	137	(1)
Cancelled in 2009	(105,700)	133	137	(14)
Value adjustment ***)				287

Outstanding at the end of 2009	5,599,447	135	189	1,056

*)	Granted to all employees outside Denmark under the 2008 employee share option programme, with a benefit equal to the benefit obtained by the Danish-based employees under the employee share option programme.
**)	Granted to employees in certain countries outside Denmark under the 2005 employee share option programme, with a benefit equal to the benefit obtained by the Danish-based employees under the employee share option programme.
***)	The market value has been calculated using the Black-Scholes model with the parameters existing at year-end of the respective year.

Exercisable and outstanding share options in Novo Nordisk	Issued share options	Exercised share options	Expired	Cancelled	Outstanding/ exercisable share options	Exercise price DKK	Exercise period

2000 Ordinary share option plan	1,526,000	(1,474,496)	(5,000)	(46,504)	–	99	22/2/04 – 21/2/09
2001 Ordinary share option plan	1,369,960	(846,064)	–	(95,788)	428,108	166	8/2/05 –7/2/10
2003 Ordinary share option plan	2,185,000	(1,352,490)	–	(82,666)	749,844	98	6/2/07 –5/2/12
2004 Ordinary share option plan	1,618,832	(752,866)	–	(118,000)	747,966	134	31/1/08 – 30/1/13
2005 Ordinary share option plan	1,640,468	(500,225)	–	(152,818)	987,425	153	31/1/09 – 30/1/14

Exercisable at the end of 2009	8,340,260	(4,926,141)	(5,000)	(495,776)	2,913,343

2006 Ordinary share option plan	2,229,084	–	–	(166,500)	2,062,584	175	31/1/10 – 30/1/15
2008 Employee share option	694,500	(1,530)	–	(69,450)	623,520	0	1/11/11

Outstanding at the end of 2009 *)	11,263,844	(4,927,671)	(5,000)	(731,726)	5,599,447

*)	All share options will vest if there is a change of control of Novo Nordisk A/S, please refer to note 32.

	Average	Exercised
	market price	share
Average market price of Novo Nordisk B shares per trading period in 2009	DKK	options

29 January – 12 February	307	839,996
30 April – 14 May	274	52,159
6 August – 20 August	313	195,400
29 October – 12 November	321	120,630

Total exercised options		1,208,185

Novo Nordisk Annual Report 2009      77

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Notes — Consolidated financial statements	Consolidated financial statements

30 Management’s remuneration, share options and shareholdings

For information on the Board of Directors, the members of Executive Management and other members of the Senior Management Board, please refer to pp 43 – 46 of this Annual Report.

Fee to the Board of Directors and the Audit Committee
In 2009, the base fee for members of the Board of Directors was DKK 400,000 (DKK 400,000 in 2008).

	Board of	Audit	2009	Board of	Audit	2008
DKK million	Directors	Committee	Total	Directors	Committee	Total

Sten Scheibye (chairman of the Board)	1.0	–	1.0	1.0	–	1.0
Göran A Ando (vice chairman of the Board and R&D facilitator)	0.9	–	0.9	0.9	–	0.9
Kurt Anker Nielsen (chairman of the Audit Committee)	0.4	0.5	0.9	0.4	0.5	0.9
Jørgen Wedel (Audit Committee member)	0.4	0.2	0.6	0.4	0.2	0.6
Hannu Ryöppönen (Audit Committee member)	0.3	0.2	0.5	–	–	–
Other members of the Board of Directors/Audit Committee	2.5	–	2.5	2.8	0.1	2.9

Total	5.5	0.9	6.4	5.5	0.8	6.3

Executive Management and other members of the Senior Management Board

				Other	Share-based	Total
DKK million	Fixed salary	Cash bonus	Pensions	benefits	payment	remuneration

2009
Executive Management:
Lars Rebien Sørensen	6.5	1.6	2.0	0.3	–	10.4
Jesper Brandgaard	4.2	1.4	1.4	0.3	–	7.3
Lise Kingo	3.8	1.3	1.2	0.3	–	6.6
Kåre Schultz	4.5	1.2	1.6	0.3	–	7.6
Mads Krogsgaard Thomsen	4.2	1.0	1.3	0.3	–	6.8

Executive Management in total	23.2	6.5	7.5	1.5	–	38.7

Other members of the Senior Management Board in total *)	59.5	20.5	19.6	10.6	–	110.2

Joint pool **)					54.4	54.4

2008
Executive Management:
Lars Rebien Sørensen	6.3	2.1	2.1	0.3	–	10.8
Jesper Brandgaard	3.9	1.4	1.3	0.3	–	6.9
Lise Kingo	3.5	1.2	1.2	0.3	–	6.2
Kåre Schultz ***)	4.9	1.8	1.5	0.9	–	9.1
Mads Krogsgaard Thomsen	3.9	1.4	1.3	0.3	–	6.9

Executive Management in total	22.5	7.9	7.4	2.1	–	39.9

Other members of the Senior Management Board in total *)	55.3	17.1	17.3	8.1	–	97.8

Joint pool **)					54.5	54.5

*)	The total remuneration for 2009 includes remuneration to 25 senior vice presidents. The total remuneration for 2008 includes remuneration to 26 senior vice presidents, two of whom resigned during the year.
**)	The joint pool is locked up for three years before it is transferred to the participants employed at the end of the three-year period. The value is the cash amount of the share bonus granted in the year using the grant date market value of Novo Nordisk B shares. Based on the split of participants at the establishment of the joint pool, approximately 30% of the pool will be allocated to the members of Executive Management and 70% to other members of the Senior Management Board (2008: 35% and 65%, respectively).
In the lock-up period the joint pool may potentially be reduced in case of lower-than-planned value creation in subsequent years.
***)	The total remuneration in 2008 reflects costs in relation to Kåre Schultz’ expatriation to Switzerland. Out of the total remuneration, approximately 8.9% is related to cost compensation and associated tax effects of being expatriated.

78      Novo Nordisk Annual Report 2009

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Notes — Consolidated financial statements	Consolidated financial statements

30 Management’s remuneration, share options and shareholdings (continued)

The shares allocated to the joint pool for 2006 (261,500 shares) were released to the individual participants following approval by the Board of Directors on 1 February 2010. Based on the share price at the end of 2009, the value of the released shares is as follows:

	Number	Market value *)
Value per 31 December 2009 of shares released 1 February 2010	of shares	DKK million

Executive Management:
Lars Rebien Sørensen	26,138	8.6
Jesper Brandgaard	17,430	5.8
Lise Kingo	17,430	5.8
Kåre Schultz	17,430	5.8
Mads Krogsgaard Thomsen	17,430	5.8

Executive Management in total	95,858	31.8

Other members of the Senior Management Board in total **)	130,770	43.4

*)	The market value of the shares released in 2010 is based on Novo Nordisk B share price at the end of 2009 of DKK 332.
**)	In addition 34,872 shares (market value: DKK 11.6 million) were released to retired members of management.

Lars Rebien Sørensen serves as a member of the Board of Directors of Danmarks Nationalbank and retains the remuneration of DKK 10,000 in 2009 (not a member in 2008) and as a member of the Board of Directors of ZymoGenetics, Inc. and does not retain any compensation. Furthermore, Lars Rebien Sørensen serves as a member of the Supervisory Board of Bertelsmann AG and retains the remuneration of EUR 87,500 in 2009 (EUR 55,000 in 2008) and as a member of the Supervisory Board of DONG Energy A/S and retains the remuneration of DKK 175,000 in 2009 (DKK 168,750 in 2008). Jesper Brandgaard serves as chairman of the Board of SimCorp A/S and retains the remuneration of DKK 856,400 in 2009 (DKK 442,500 in 2008). Until March 2008 Lise Kingo served as a member of the Board of Directors of GN Store Nord A/S and retained the remuneration of DKK 100,000. Kåre Schultz serves as a member of the Board of Directors of Lego A/S and retains the remuneration of DKK 250,000 in 2009 (DKK 250,000 in 2008). Mads Krogsgaard Thomsen serves as a member of the Board of Directors of Cellartis AB and retains the remuneration of SEK 50,000 (SEK 50,000 in 2008). In 2008 Mads Krogsgaard Thomsen also served as a member of the Board of Directors of DTU and retained the remuneration of DKK 60,000.

Management’s share options

	At the	Exercised	Additions		Market
	beginning	during	during	At the end	value *)
Share options in Novo Nordisk	of the year	the year	the year **)	of the year	DKK million

Executive Management:
Lars Rebien Sørensen	90,000	22,000	–	68,000	13.7
Jesper Brandgaard	45,500	12,500	–	33,000	6.6
Lise Kingo	19,000	–	–	19,000	4.4
Kåre Schultz	–	–	–	–	–
Mads Krogsgaard Thomsen	45,500	12,500	–	33,000	6.6

Executive Management in total	200,000	47,000	–	153,000	31.3

Other members of the Senior Management Board in total	276,950	42,750	8,750	242,950	46.1

Total	476,950	89,750	8,750	395,950	77.4

*)	Calculation of market values at year-end has been based on the Black-Scholes option pricing model applying the assumptions shown in note 29.
**)	Additions during the year cover the holdings of share options by the Senior Management Board members appointed in 2009.

Novo Nordisk Annual Report 2009      79

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Notes — Consolidated financial statements	Consolidated financial statements

30 Management’s remuneration, share options and shareholdings (continued)

Management’s holdings of Novo Nordisk shares

The internal rules for trading by board members, executives and certain employees in Novo Nordisk securities only permit trading in the 15-calendar-day period following each quarterly announcement.

	At the beginning	Addition	Sold/released	At the end		Market value *)
Shares in Novo Nordisk	of the year	during the year	during the year	of the year		DKK million

Board of Directors:
Sten Scheibye	800	–	–	800		0.3
Göran A Ando	1,200	400	–	1,600		0.5
Anne Marie Kverneland	3,100	–	328	2,772		0.9
Henrik Gürtler	–	–	–	–		–
Johnny Henriksen	760	–	–	760		0.3
Jørgen Wedel	11,000	–	–	11,000		3.7
Kurt Anker Nielsen	98,904	–	15,200	83,704		27.8
Hannu Ryöppönen	–	600	–	600		0.2
Pamela J Kirby	–	–	–	–		–
Stig Strøbæk	420	–	–	420		0.1
Søren Thuesen Pedersen	585	–	–	585		0.2

Board of Directors in total	116,769	1,000	15,528	102,241		34.0

Executive Management:
Lars Rebien Sørensen	920	45,208	35,208	10,920		3.6
Jesper Brandgaard	420	27,968	27,968	420		0.1
Lise Kingo	220	15,468	15,468	220		0.1
Kåre Schultz	37,846	15,468	8,214	45,100		15.0
Mads Krogsgaard Thomsen	420	27,968	16,500	11,888		3.9

Executive Management in total	39,826	132,080	103,358	68,548		22.7

The Senior Management Board in total	29,450	151,666	122,792	58,324		19.4

Joint pool for Executive Management and
other members of the Senior Management Board **)	736,324	177,066	186,750	726,640	***)	241.2

Total	922,369	461,812	428,428	955,753		317.3

*)	Calculation of the market value is based on the quoted share price of DKK 332 at the end of the year.
**)	The annual allocation to the joint pool is locked up for three years before it is transferred to the participants employed at the end of each three-year period. Based on the split of participants at the establishment of the joint pool, 30 –35% of the pool will be allocated to the members of Executive Management and 65–70% to other members of the Senior Management Board. In the lock-up period, the joint pool may potentially be reduced in case of lower-than-planned value creation in subsequent years.
***)	Excludes 49,710 shares currently assigned for 4 retired members of management.

80      Novo Nordisk Annual Report 2009

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Notes — Consolidated financial statements	Consolidated financial statements

31 Financial instruments

Novo Nordisk uses a number of derivatives to hedge currency exposure. Novo Nordisk’s currency hedging activities are categorised into hedging of forecasted transactions (cash flow hedges), hedging of assets and liabilities (fair value hedges) and hedging of net investments.

Hedging of forecasted transactions (cash flow hedge)
The table below shows the fair value of cash flow hedging activities for 2009 and 2008 specified by hedging instrument and the major currencies. The fair value of the financial instruments qualifying for hedge accounting is recognised directly under Other comprehensive income until the hedged items are recognised in the Income statement. At year-end, a gain of DKK 388 million is deferred via Other comprehensive income (a loss of DKK 864 million in 2008). The fair values of the financial instruments not qualifying for hedge accounting are recognised directly in the Income statement.

Hedging of forecasted transactions qualifying for hedge accounting

		2009			2008

	Contract	Positive	Negative	Contract	Positive	Negative
	amount	fair value	fair value	amount	fair value	fair value
DKK million	at year-end	at year-end	at year-end	at year-end	at year-end	at year-end

Forward contracts, net sales:
USD	12,799	266	–	10,326	–	550
JPY	3,728	132	–	3,464	–	511
GBP	916	20	–	1,027	163	–
Other	563	–	15	354	31	–

Total forward contracts	18,006	418	15	15,171	194	1,061

Cross-currency and interest rate swaps:
EUR / EUR	250	–	4	251	5	–
EUR/USD	503	–	11	504	–	2

Total cross-currency and interest rate swaps	753	–	15	755	5	2

Total hedging of forecasted transactions	18,759	418	30	15,926	199	1,063

Other forecast transaction hedges for which hedge accounting is not applied

Cross currency and interest rate swaps:
DKK / DKK	310	–	17	310	–	15
EUR / EUR *)	–	–	9	–	–	8
EUR / USD *)	–	–	40	–	–	32
JPY/ DKK	314	55	–	314	40	–

Total cross currency and interest rate swaps	624	55	66	624	40	55
Currency options	3,274	37	–	1,080	17	–

Total hedging of forecasted transactions	22,657	510	96	17,630	256	1,118

*) The contract value is disclosed only in the upper table.

	2009	2008

The financial contracts existing at the end of the year
(cash flow hedges) cover the expected future cash flow for
the following number of months:
USD	17 months	15 months
JPY	15 months	13 months
GBP	14 months	13 months

The maturity of the swaps existing at the end of 2009 is December 2011 and December 2012 (December 2011 and December 2012 at the end of 2008).

Novo Nordisk Annual Report 2009	81

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Notes — Consolidated financial statements	Consolidated financial statements

31 Financial instruments (continued)

Hedging of assets and liabilities (fair value hedge)
The table below shows the fair value of fair value hedging activities for 2009 and 2008 specified by hedging instrument and the major currencies. All changes in fair values are recognised in the Income statement amounting to a loss of DKK 49 million in 2009 (a loss of DKK 34 million in 2008). As the hedges are highly effective, the net gain or loss on the hedged items is similar to the net loss or gain on the hedging instruments.

		2009			2008

	Contract	Positive	Negative	Contract	Positive	Negative
	amount	fair value	fair value	amount	fair value	fair value
DKK million	at year-end	at year-end	at year-end	at year-end	at year-end	at year-end

Forward contracts, net sales:
USD	2,092	–	25	1,235	2	–
JPY	764	–	13	669	–	143
GBP	304	7	–	326	51	–
Other	542	–	18	448	56	–

Total forward contracts	3,702	7	56	2,678	109	143

Total hedging of assets and liabilities	3,702	7	56	2,678	109	143

The financial contracts existing at the end of the year hedge the currency exposure on assets and liabilities in the Group’s major currencies other than DKK and EUR, ie primarily assets and liabilities in USD, JPY and GBP.

Hedging of net investments in foreign subsidiaries (net investment hedge)
The table below shows the fair value of hedging activities relating to net investments in foreign subsidiaries for 2009 and 2008 specified by hedging instrument and the major currencies. All changes in fair values relating to currency are recognised directly in Other comprehensive income, amounting to a loss of DKK 3 million in 2009 (a loss of DKK 18 million in 2008). All changes relating to interest rates are recognised in the Income statement, amounting to DKK 1 million in 2009 (DKK 1 million in 2008).

		2009			2008

	Contract	Positive	Negative	Contract	Positive	Negative
	amount	fair value	fair value	amount	fair value	fair value
DKK million	at year-end	at year-end	at year-end	at year-end	at year-end	at year-end

Cross-currency swaps:
JPY/ DKK	166	–	3	100	–	18

Total hedging of net investments in foreign subsidiaries	166	–	3	100	–	18

The maturity of the swap existing at the end of 2009 is November 2012 (October 2009, at the end of 2008).

The financial contracts existing at the end of the year hedge the following share of the major net investments:

	2009		2008
DKK million	Net investment	% covered	Net investment	% covered

USD	3,283	0%	2,423	0%
JPY	1,028	16%	1,013	12%
GBP	168	0%	153	0%
EUR *)	3,755	0%	4,301	0%
Other	5,400	0%	3,782	0%

Total	13,634		11,672

*) Including subsidiaries with EUR as the functional currency regardless of the local currency in the subsidiary.

82	Novo Nordisk Annual Report 2009

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Notes — Consolidated financial statements	Consolidated financial statements

31 Financial instruments (continued)

Total hedging activities
The table below summarises the fair values of all the hedging activities of Novo Nordisk.

		2009			2008

	Contract	Positive	Negative	Contract	Positive	Negative
	amount	fair value	fair value	amount	fair value	fair value
DKK million	at year-end	at year-end	at year-end	at year-end	at year-end	at year-end

Currency-related instruments
Forward contracts, cash flow hedges	18,006	418	15	15,171	194	1,061
Forward contracts, fair value hedges	3,702	7	56	2,678	109	143
Currency options, cash flow hedges	3,274	37	–	1,080	17	–
Cross-currency swaps, cash flow hedges	503	–	11	504	–	2
Cross-currency swaps, other forecast transaction hedges	314	55	40	314	40	32
Cross-currency swaps, net investment hedging	166	–	3	100	–	18

Total currency-related instruments	25,965	517	125	19,847	360	1,256

Interest-related instruments
Interest rate swaps, cash flow hedges	250	–	4	251	5	–
Interest rate swaps, other forecast transaction hedges	310	–	26	310	–	23

Total interest-related instruments	560	–	30	561	5	23

Total derivatives included in Marketable securities
and financial instruments and in Current debt and
financial instruments	26,525	517	155	20,408	365	1,279

The fair value adjustments are recognised in
Income statement
– Other forecast transaction hedges for which hedge
accounting is not applied		92	66		57	55
– Fair value hedges		7	56		109	143
Other comprehensive income
– Cash flow hedges		418	30		199	1,063
– Net investment hedges
(included in exchange rate adjustment)		–	3		–	18

Total fair values		517	155		365	1,279

Novo Nordisk Annual Report 2009	83

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Notes — Consolidated financial statements	Consolidated financial statements

32 Commitments and contingencies

DKK million	2009	2008

Commitments

Operating lease commitments
The operating lease commitments below are related to non-cancellable operating leases primarily related to premises, company cars and office equipment. Approximately 55% of the commitments are related to leases outside Denmark. The lease costs for 2009 and 2008 were DKK 615 million and DKK 547 million, respectively.

Lease commitments expiring within the following periods as from the end of the reporting period:
Within one year	670	579
Between one and two years	559	483
Between two and three years	441	394
Between three and four years	346	302
Between four and five years	315	281
After five years	679	710

Total	3,010	2,749

Purchase obligations	2,051	2,093
The purchase obligations primarily relate to contractual obligations to investments in property, plant and equipment as well as purchase agreements regarding medical equipment and consumer goods. Novo Nordisk expects to fund these commitments with existing cash and cash flows from operations.

Obligations relating to research and development projects	1,989	764
Novo Nordisk has engaged in research and development projects with a number of external corporations. The major part of the obligations comprises fees on the phase 3 Decludec and DecludecPlus programmes.

Other guarantees	443	412
Other guarantees primarily relate to guarantees issued by Novo Nordisk in relation to rented property.

Security for debt	1,459	1,401
Land, buildings and equipment, etc at carrying amount.

World Diabetes Foundation
At the Annual General Meeting of Novo Nordisk A/S in 2002, the share -holders agreed on a donation to the World Diabetes Foundation, obligating Novo Nordisk A/S for a period of 10 years from 2001 to make annual donations to the Foundation of 0.25% of the net insulin sales of the Group in the preceding financial year.

At the Annual General Meeting in 2008, a new donation in supplement to the existing obligation was agreed by the shareholders. According to the new donation, Novo Nordisk is obliged to make annual donations to the Foundation of 0.01% in the period 2008 –2010 and 0.125% in the period 2011–2017 of the net insulin sales of the Group in the preceding financial year.

However, annual donations for 2010 shall not exceed the lower of DKK 70 million or 15% of the taxable income of Novo Nordisk A/S and from the period 2011–2017 the lower of DKK 80 million or 15% of the taxable income of Novo Nordisk A/S in the financial year in question.

The donation of DKK 68 million in 2009 is recognised in the Income statement.

Contingencies

See note 1 for the principles for making accounting estimates and judgements about pending and potential future litigation outcomes.

Pending litigation against Novo Nordisk
As of 1 February 2010, Novo Nordisk Inc., along with a majority of the hormone therapy product manufacturers in the US, is a defendant in pro -duct liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 52 individuals (as compared to 50 individuals in January 2009) who allege to have used a Novo Nordisk hormone therapy product. These products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). According to information received from Pfizer, 63 individuals (as compared to 51 individuals in January 2009) currently allege, in relation to similar lawsuits against Pfizer Inc, that they also have used a Novo Nordisk hormone therapy product. Currently, Novo Nordisk does not have any trials scheduled in 2010. Novo Nordisk does not expect the pending claims to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

In November 2006, Novo Nordisk A/S and the Italian affiliate Novo Nordisk Farmaceutici S.P.A. were sued by A. Menarini Industrie Farmaceutiche Riunite s.r.l. and Laboratori Guidotti S.P.A. (‘Menarini’) in the Civil Court in Rome. Menarini alleges that Novo Nordisk breached an alleged contract with Menarini for the sale and distribution of insulin and insulin analogues in the Italian market or, in the alternative, has incurred a pre-contractual or extra-contractual liability arising from negotiations between the parties. Novo Nordisk disputes the claims made by Menarini. A hearing in the matter is scheduled to take place in January 2011. Novo Nordisk cannot predict how long the litigation will take or when it will be able to provide additional information. At this point in time, Novo Nordisk does not expect the pending claim to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

Novo Nordisk Inc. is currently a defendant in four separate cases filed in the US alleging that Novo Nordisk and a number of other pharmaceutical companies provided a false Average Wholesale Price for certain drugs covered by Medicaid. These cases have been brought by the State of Alabama and the counties of Oswego, Erie and Schenectady, New York. Novo Nordisk was dismissed from a similar action brought by the State of Mississippi. Further, in 2005, Novo Nordisk was dismissed in 38 similar cases brought by counties in the State of New York. Novo Nordisk does not expect the pending claims to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

In addition to the above, the Novo Nordisk Group is engaged in certain litigation proceedings. In the opinion of management, settlement or continuation of these proceedings are not expected to have a material effect on Novo Nordisk’s financial position, operating profit or cash flow.

Pending claims against Novo Nordisk and investigations involving Novo Nordisk
In December 2005, the office of the US Attorney for the Eastern District of New York served Novo Nordisk with a subpoena calling for the production of documents relating to Novo Nordisk’s US marketing and promotional practices. Novo Nordisk assess that the investigation is limited to its insulin products. The subpoena indicates that the documents are necessary for the investigation of potential criminal offences relating to healthcare benefit programmes. Novo Nordisk is cooperating with the US Attorney in this investigation. At this point in time, Novo Nordisk cannot determine or pre- dict the outcome of the investigation. In addition, Novo Nordisk cannot predict how long the investigation will take or when the company will be able to provide additional information.

In May 2009 Novo Nordisk entered into a Deferred Prosecution Agree -ment (DPA) for a three year period with the US Department of Justice relating to certain actions undertaken by Novo Nordisk under the Iraq Oil for Food Programme. Under the terms of the DPA Novo Nordisk must comply with the DPA (including US regulation related to the Foreign Cor -rupt Practices Act and Foreign Assets Control) in order for the case to be dismissed. If Novo Nordisk breaches the DPA, the prosecution may resume. In light of the DPA, Novo Nordisk has identified potential breaches of US Foreign Assets Control regulations. An investigation has been initiated in order to assess the significance and potential future implications.

84	Novo Nordisk Annual Report 2009

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Notes — Consolidated financial statements	Consolidated financial statements

In January 2010, the Inspector General of the US Department of Defense issued a subpoena directed to Novo Nordisk to provide documents relating to NovoSeven®. Novo Nordisk is cooperating with the Office of the Inspector General and the US Attorney’s Office for the District of Maryland in respond ing to the subpoena, but cannot, at this point of time, determine or predict the outcome of the investigation or when the next update related to this case will be available given the unpredictable nature of these investigations.

In addition to the above, the Novo Nordisk Group is engaged in various ongoing tax audits and investigations. In the opinion of management, these pending audits and investigations are not expected to have a material effect on Novo Nordisk’s financial position, operating profit or cash flow.

Liability for the debts and obligations of Novozymes following the demerger of Novozymes in 2000
Novo Nordisk A/S and Novozymes A/S are subject to joint and several liabilities for any obligation which existed at the time of the announcement of the demerger in 2000. At the end of the year the remaining part of the joint and several liabilities in Novozymes A/S amounted to DKK 557 million (DKK 557 million in 2008).

Debts and obligations pertaining to the period before 1 January 2000, which are recognised after 1 January 2000 and which cannot be clearly attributed to either Novo Nordisk A/S or Novozymes A/S, will be distributed proportionally between the two companies according to an agreement established in connection with the demerger in November 2000.

Disclosure regarding Change of Control
The EU Takeover Bids Directive, as partially implemented by the Danish Financial Statements Act, contains certain rules relating to listed companies on dis closure of information that may be of interest to the market and potential take-over bidders, in particular in relation to disclosure of change of control provisions.

For information on the ownership structure of Novo Nordisk, please see Shares and capital structure on pp 47– 49. For information on change of control clauses in share option programmes, please see note 29 ‘Share-based payment schemes’ on pp 76 –77, and in relation to employee contracts of Executive Management of Novo Nordisk, please see ‘Executive remuneration’ on p 40.

In addition, Novo Nordisk discloses that the Company has significant agreements to which the Company is a party and which take effect, alter or terminate upon a change of control of the Company following implementation of a take-over bid. If effected, a takeover could – at the discretion of each relevant counterparty – lead to the termination of one or more of such agreements and a total loss of approximately 5% of Novo Nordisk’s sales, corresponding to approximately 5% of Novo Nordisk‘s gross profit.

33 Related party transactions

Novo Nordisk A/S is controlled by Novo A/S (incorporated in Denmark), which owns 25.5% of the shares in Novo Nordisk A/S. The remaining shares are widely held. The ultimate parent of the Group is the Novo Nordisk Foundation (incorporated in Denmark). Both entities are considered related parties.

Other related parties are considered to be the Novozymes Group due to joint ownership, associated companies, the directors and officers of these entities and management of Novo Nordisk A/S. Following the demerger of Novozymes in November 2000, Novo Nordisk A/S has access to certain assets of and may purchase certain services from Novo A/S and the Novozymes Group, and vice versa. All agreements relating to such assets and services are based on the list prices used for sales to third parties where such list prices exist, or the price has been set at what is regarded as market price. Most of these agreements cover one year.

The Group has had the following material transactions with related parties:

DKK million	2009	2008	2007

Novo Nordisk Foundation
Donations to Novo Nordisk	(32)	(29)	(30)

Novo A/S
Services provided by Novo Nordisk	(8)	(6)	(7)
Purchase of Novo Nordisk B shares	1,111	1,016	2,090
Sale of treasury shares
(related to share options)	(2)	(9)	(8)

Novozymes
Services provided by Novo Nordisk	(357)	(284)	(253)
Services provided by Novozymes	118	147	159

Associated companies
Purchased intangible assets, fees
and royalties etc paid to associated
companies by Novo Nordisk	184	40	63
Received intangible assets, fees
and royalties etc from associated
companies to Novo Nordisk	–	(12)	–

There have not been any material transactions with any director or officer of Novo Nordisk, Novozymes, Novo A/S, the Novo Nordisk Founda tion or associated companies. For information on remuneration to the management of Novo Nordisk, please refer to note 30.

There are no material un settled transactions with related parties at the end of the year.

Novo Nordisk Annual Report 2009	85

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Notes — Consolidated financial statements	Consolidated financial statements

34    Companies in the Novo Nordisk Group
	Country	Year of incorporation /acquisition		Issued share capital /paid-in capital	Percentage of shares owned

Parent company
Novo Nordisk A/S	Austria	1931	DKK	620,000,000	—	●	●	●	●
Subsidiaries by region
Europe
Novo Nordisk Pharma GmbH	Austria	1974	EUR	36,336	100		●
SA Novo Nordisk Pharma NV	Belgium	1974	EUR	69,000	100		●
Novo Nordisk Pharma d.o.o.	Bosnia and Herzegovina	2009	BAM	97,792	100		●
Novo Nordisk Pharma EAD	Bulgaria	2005	BGN	5,880,000	100		●
Novo Nordisk Hrvatska d.o.o.	Croatia	2004	HRK	5,000,000	100		●
Novo Nordisk s.r.o.	Czech Republic	1997	CZK	14,500,000	100		●
Novo Nordisk Region Europe A/S	Denmark	2002	DKK	108,370,500	100				●
Novo Nordisk Farma OY	Finland	1972	EUR	420,500	100		●
Novo Nordisk Pharmaceutique SAS	France	2003	EUR	5,821,140	100		●
Novo Nordisk Production SAS	France	1959	EUR	57,710,220	100	●
Novo Nordisk Pharma GmbH	Germany	1973	EUR	614,062	100		●
Novo Nordisk Hellas Epe	Greece	1979	EUR	1,050,000	100		●
Novo Nordisk Hungary Sales and Trading Ltd.	Hungary	1996	HUF	371,000,000	100		●
Novo Nordisk Limited	Ireland	1978	EUR	635	100		●
Novo Nordisk Farmaceutici S.P.A.	Italy	1980	EUR	516,500	100		●
UAB Novo Nordisk Pharma	Lithuania	2005	LTL	2,150,000	100		●
Novo Nordisk Farma dooel	Macedonia	2006	MKD	14,068,285	100		●
Novo Nordisk B.V.	Netherlands	1983	EUR	61,155	100		●
Novo Nordisk Scandinavia AS	Norway	1965	NOK	250,000	100		●
Novo Nordisk Pharma Sp. z.o.o.	Poland	1996	PLN	29,021,000	100		●
Novo Nordisk Comércio Produtos Farmaceuticos
Limitada	Portugal	1984	EUR	250,000	100		●
Novo Nordisk Farma S.R.L.	Romania	2005	RON	2,795,000	100		●
Novo Nordisk Pharma d.o.o. Belgrade (Serbia)	Serbia and Montenegro	2005	EUR	640,000	100		●
Novo Nordisk Slovakia s.r.o.	Slovakia	2007	EUR	265,552	100		●
Novo Nordisk, trz enje farmacevtskih izdelkov d.o.o.	Slovenia	2006	EUR	2,679,286	100		●
Novo Nordisk Pharma S.A.	Spain	1978	EUR	1,502,500	100		●
Novo Nordisk Scandinavia AB	Sweden	1971	SEK	100,000	100		●
Novo Nordisk FemCare AG	Switzerland	2003	CHF	1,100,000	100	●	●	●	●
Novo Nordisk Health Care AG	Switzerland	2000	CHF	159,325,000	100	●	●	●	●
Novo Nordisk Pharma AG	Switzerland	1968	CHF	50,000	100		●
Novo Nordisk Holding Limited	United Kingdom	1977	GBP	2,802,132	100				●
Novo Nordisk Limited	United Kingdom	1978	GBP	2,350,000	100		●
North America
Novo Nordisk Canada Inc.	Canada	1983	CAD	200	100		●
Novo Nordisk Region North America A/S	Denmark	2003	DKK	500,000	100				●
Novo Nordisk US Holdings Inc.	United States	2007	USD	50,000	100				●
Novo Nordisk Pharmaceutical Industries Inc.	United States	1991	USD	55,000,000	100	●
Novo Nordisk Inc.	United States	1982	USD	283,837,600	100		●
Japan & Oceania
Novo Nordisk Pharmaceuticals Pty. Ltd.	Australia	1985	AUD	500,001	100		●
Novo Nordisk Region Japan & Oceania A/S	Denmark	2002	DKK	15,500,000	100				●
Novo Nordisk Pharma Ltd.	Japan	1980	JPY	2,104,000,000	100	●	●
Novo Nordisk Pharmaceuticals Limited	New Zealand	1990	NZD	1,000,000	100		●

86      Novo Nordisk Annual Report 2009

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Notes — Consolidated financial statements	Consolidated financial statements

34    Companies in the Novo Nordisk Group (continued)
	Country	Year of incorporation /acquisition		Issued share capital /paid-in capital	Percentage of shares owned

International Operations
Aldaph SpA	Algeria	1994	DZD	1,742,650,000	100	●	●
Novo Nordisk Pharma Argentina S.A.	Argentina	1997	ARS	7,465,150	100		●
Novo Nordisk Pharma (Private) Limited	Bangladesh	2007	BDT	17,500,000	100		●
Novo Nordisk Produção Farmacêutica do Brasil Ltda.	Brazil	2002	BRL	896,834,727	100	●
Novo Nordisk Farmacêutica do Brasil Ltda.	Brazil	1990	BRL	84,727,136	100		●
Novo Nordisk Farmacêutica Limitada	Chile	2006	CLP	758,271,200	100		●
Novo Nordisk (China) Pharmaceuticals Co., Ltd.	China	1994	USD	289,124,617	100	●	●
Beijing Novo Nordisk Pharmaceuticals Science &
Technology Co., Ltd.	China	2006	USD	2,000,000	100			●
Novo Nordisk Pharma Operations A/S	Denmark	2009	DKK	500,000	100				●
Novo Nordisk Region International Operations A/S	Denmark	2002	DKK	113,303,210	100				●
Novo Nordisk Egypt Pharmaceuticals Ltd.	Egypt	2004	EGP	50,000	100
Novo Nordisk Hong Kong Limited	Hong Kong	2001	HKD	500,000	100		●
Novo Nordisk India Private Limited	India	1994	INR	265,000,000	100		●
PT. Novo Nordisk Indonesia	Indonesia	2003	IDR	827,900,000	100		●
Novo Nordisk Pars	Iran	2005	IRR	10,000,000	100		●
Novo Nordisk Ltd	Israel	1997	ILS	100	100		●
Novo Nordisk Pharma s.a.r.l	Lebanon	2007	LBP	600,000,000	100		●
Novo Nordisk Pharma (Malaysia) Sdn Bhd	Malaysia	1992	MYR	200,000	100		●
Novo Nordisk Mexico S.A. de C.V.	Mexico	2004	MXN	387,816,547	100	●	●
Novo Nordisk Pharma SAS	Morocco	2006	MAD	2,597,000	100		●
Novo Nordisk Pharma Limited	Nigeria	2006	NGN	10,000,000	100		●
Novo Nordisk Pharma (Private) Limited	Pakistan	2005	PKR	43,000,000	100		●
Novo Nordisk Pharmaceuticals (Philippines) Inc	Philippines	1999	PHP	50,000,000	100		●
Novo Nordisk Limited Liability Company	Russia	2003	RUB	188,243,360	100		●
Novo Investment Pte Ltd.	Singapore	1994	SGD	12,000,000	100				●
Novo Nordisk Pharma (Singapore) Pte Ltd.	Singapore	1997	SGD	200,000	100		●
Novo Nordisk (Pty) Ltd	South Africa	1959	ZAR	8,000	100		●
Novo Nordisk Pharma Korea Ltd	South Korea	1994	KRW	6,108,400,000	100		●
Novo Nordisk Pharma (Taiwan) Ltd	Taiwan	1990	TWD	9,000,000	100		●
Novo Nordisk Pharma (Thailand) Ltd.	Thailand	1983	THB	15,500,000	49		●
Novo Nordisk Tunisie SARL	Tunisia	2004	TND	400,000	100		●
Novo Nordisk Saglik Ürünleri Tic. Ltd. Sti.	Turkey	1993	TRY	25,296,300	100		●
Novo Nordisk Pharma Gulf FZ-LLC	United Arab Emirates	2005	AED	100,000	100		●
Novo Nordisk Venezuela Casa de Representación C.A.	Venezuela	2004	VEF	2,250,000	100		●
Other subsidiaries
FeF Chemicals A/S	Denmark	1989	DKK	10,000,000	100	●	●
NNIT A/S *)	Denmark	1998	DKK	1,000,000	100				●
NNE Pharmaplan A/S *)	Denmark	1989	DKK	500,000	100				●
Steno Diabetes Center A/S	Denmark	2008	DKK	1,000,000	100			●	●
Associated companies
Harno Invest A/S	Denmark	1992	DKK	70,419,910	30				●
Innate Pharma S.A.	France	2006	EUR	1,295,600	15			●
ZymoGenetics, Inc.	United States	1988	USD	797,623,000	30			●
*)	In addition to the listed companies, NNIT A/S and NNE Pharmaplan A/S have their own subsidiaries.

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Financial definitions	Consolidated financial statements

Financial definitions
ADRs

An American Depositary Receipt (or ADR) represents ownership in the shares of a non-US company and trades in US financial markets.

Basic earnings per share (EPS)

Net profit divided by the average number of shares outstanding.

Cash to earnings

Free cash flow as a percentage of net profit.

Diluted earnings per share
Net profit divided by the sum of average number of shares outstanding including the dilutive effect of share options ‘in the money’. The dilutive effect of share options ‘in the money’ is calculated as the difference between the following: 1) the number of shares that could have been acquired at fair value with proceeds from the exercise of the share options, and 2) the number of shares that would have been issued assuming the exercise of the share options.

The difference (the dilutive effect) is added to the denominator as an issue of shares for no consideration.

Effective tax rate

Income taxes as a percentage of profit before income taxes.

Equity ratio

Equity at year-end as a percentage of the sum of total liabilities and equity at year-end.

Free cash flow

The sum of cash flow from operating activities and cash flow from investing activities excluding net changes in marketable securities (maturity exceeding three months).

Gross margin
Gross profit as a percentage of sales.

Net profit margin

Net profit as a percentage of sales.

Number of shares outstanding

The total number of shares excluding the holding of treasury shares.

Operating profit

Earnings before tax, financial income and expenses (net) and share of profit/loss in associated companies.

Operating profit margin

Operating profit as a percentage of sales.

Other comprehensive income

Other comprehensive income comprises all non-owner changes eg items of income and expense (including reclassification adjustments) that are not recognised in the Income statement.

Payout ratio

Total dividends for the year as a percentage of net profit.

Return on equity

Net profit for the year as a percentage of shareholders’ equity (average).

ROIC (return on invested capital)

Operating profit after tax (using the effective tax rate) as a percentage of average inventories, receivables, property, plant and equipment as well as intangible assets less non-interest-bearing liabilities including provisions (the sum of the above assets and liabilities at the beginning of the year and at year-end divided by two).

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Statement of non-financial reporting for the year ended 31 December	Consolidated financial statements

Statement of non-financial reporting for the year ended 31 December

	Note	2009		2008		2007

Social performance
Employees (total)	2	29,329		27,068		26,008
Employee turnover (%)	2	8.3		12.1		11.6
Absence (%)	5	2.6		2.2		2.7
Frequency of occupational injuries (number/million working hours)	5	4.3		5.4		5.9
Annual training costs per employee (DKK)	2	13,283		13,192		13,130
Engaging culture (employee engagement) on a scale of 1–5	2	4.3		4.2		4.1
Diverse senior management teams	2	14		12		–
Managers trained in business ethics (%)	3	91		–		–
Fulfilment of action points from facilitations of the NNWoM (%)	4	93		92		91

LDCs where Novo Nordisk sells insulin according to the differential pricing policy	6	36		32		36
Healthcare professionals trained or educated in diabetes (1,000)	6	805		380		336
People with diabetes trained (1,000)	6	416	*)	1,755	*)	422	*)

Company reputation with external key stakeholders on a scale of 0 –100	7	76.3		72.4		74.0

People participating in clinical trials	8	11,130		13,822		11,915
Animals purchased	9	57,315		57,253		54,675
Active patent families to date	14	905		890		1,003
New patent families (first filings)	14	55		71		116
Warning letters and re-inspections	10	0		0		0

Employment impact worldwide (direct and indirect)	15	96,500		88,500		81,600
R&D costs as share of sales	15	15.4		16.5		17.2

Environmental performance
Energy consumption (1,000 GJ)	11	2,246	2,533	2,784
Water consumption (1,000 m3)	12	2,149	2,684	3,231
Raw materials and packaging materials (1,000 tons)	13	79	132	152

Volume of wastewater (1,000 m3)	16	2,062	2,542	2,764
COD **) (tons) in wastewater	16	617	891	813
Total waste (tons)	17	21,019	20,346	17,576
Non-hazardous waste (% of total waste)	17	64	70	66
CO2 emissions from energy consumption (1,000 tons)	18	146	215	236
CO2 emissions from cooling agents (1,000 tons)	18	5.8	–	–
CO2 emissions from energy consumption as share of sales in DKK
(index 2003 = 100)	18	37	60	72
Breaches of regulatory limit values	19	10	28	22

*)	See change in accounting policies. Hence the data is not comparable year on year.
**)	Chemical oxygen demand, which is a method to measure the amount of pollutants in the water.

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Notes — Consolidated non-financial statement	Consolidated non-financial statement

1 Summary of non-financial accounting policies

The accounting policies applied to the preparation of the consolidated non-financial reporting have been consistently applied to the years presented, except as described below in ‘Change in non-financial accounting policies’.

Standards for non-financial reporting
The consolidated non-financial statement is prepared in accordance with the Danish Financial Statements Act, section 99a, effective as of 1 January 2009. Section 99a requires Novo Nordisk to account for the company’s activities on social responsibility, reporting on business strategies and activities on human rights, labour standards, environment and anti-corrup- tion. Companies that subscribe to the UN Global Compact and annually submit their Communication on Progress (CoP) will be in compliance with the new legislation, provided that the annual report includes a reference to where the CoP has been made publicly available. Novo Nordisk’s CoP 2009 can be found at annualreport2009.novonordisk.com/governance-and-reporting/un-global-compact.aspx and at UN Global Compact’s website at un-globalcompact.org/COP.

Novo Nordisk adheres to the following internationally acknowledged voluntary standards and principles:

•	AA1000 framework for accountability. The framework states that reporting must provide a complete, accurate, relevant and balanced picture of the organisation’s approach to and impact on society. Novo Nordisk’s assurance process is designed according to AA1000AS(2008).

•	Global Compact. As a signatory to the United Nations Global Compact, a platform to promote good corporate principles and learning in the areas of human rights, labour, environment and anti-corruption, Novo Nordisk reports on actions during 2009 to implement the 10 principles in the CoP, which can be found at annualreport2009.novonordisk.com/governance-and-reporting/un-global-compact.aspx.

•	Global Reporting Initiative’s (GRI) Sustainability Reporting Guidelines (G3). The guidelines include the only internationally recognised set of indicators for economic, environmental and social aspects of business performance, which enable stakeholders to compare companies’ performance. Novo Nordisk’s reporting according to the reporting principles and guidance including required disclosures can be found at annualreport2009.novonordisk.com/governance-and-reporting/global-reporting-initiative.aspx.

Defining materiality
Ongoing stakeholder engagement and trendspotting help identify new issues that are or could become material to Novo Nordisk. Following a review of the implications for Novo Nordisk’s long-term business, a strategy is framed for those issues that are deemed material and subsequently data, indicators and targets are identified. Management of the issue is embedded in the organisation, so that it eventually becomes fully integrated into business processes. The process is iterative as strategies are revisited as appropriate.

It is Novo Nordisk’s responsibility to ensure that those areas are addressed in which the company has significant impact or where it has a responsibility and ability to act. Novo Nordisk has sought inspiration in AccountAbility’s materiality test to define what is material to Novo Nordisk’s business, what should be included in the annual report and on which grounds. Applying the materiality test as a tool, sustainability-related issues are prioritised to be reported either in the printed annual report (most material; business critical), online (material, often to cater for specific stakeholder interests) or not reported (not material). The same process applies for the assurance provider’s recommendations.

The outcomes of formal reviews, research, stakeholder engagement and internal materiality discussions are presented as a proposal for the annual reporting to Executive Management and the Board of Directors, and sub -sequently approved. In addition, Novo Nordisk’s external assurance provider is requested to assure whether the non-financial performance included in the annual report covers the material aspects. The conclusion is available in the Independent Assurance Report on non-financial reporting 2009.

For more information on Novo Nordisk’s voluntary reporting, see annualreport2009.novonordisk.com.

Change in non-financial accounting policies
In 2009, there were no significant changes to the accounting policies for non-financial data.

The following accounting policies have been adjusted:

•	The accounting policy for ‘Fulfilment of action points from facilitations of the NNWoM’ has been adjusted to reflect how it is reported internally to Executive Management. Data reported for 2005 –2008 reflects the adjusted accounting policy.

•	The accounting policy for ‘People with diabetes trained or treated’ has previously been reported as an accumulated number but will from this year on be reported as the actual number of people with diabetes trained or treated within the given year. This adjustment is reflected in the data reported for 2007–2008. Further, it has been specified that people with diabetes who have been offered training as part of their treatment are not included, as this is not a direct Novo Nordisk activity. This year and going forward reporting on these activities will therefore be defined as ‘People with diabetes trained’. This adjustment is not reflected in the 2007–2008 data as it is not possible to separate the ‘trained’ and ‘treated’ in the historical data.

Please refer to the specific accounting policies for further information.

The non-financial statement has been reviewed and new disclosures added to reflect current priorities and enhance transparency:

•	Diverse senior management teams
•	Managers trained in business ethics
•	People participating in clinical trials
•	Volume of wastewater
•	Non-hazardous waste (% of total waste)
•	CO2 emissions from cooling agents.

The review process also resulted in a decision to discontinue reporting on the following disclosures in the statement:

•	Opportunity to use and develop competences/skills
•	People from diverse backgrounds have equal opportunities
•	Employees in sales & marketing trained in business ethics
•	R&D expenditure to tangible investments
•	Total corporate tax as share of sales
•	Novo Nordisk exports as share of Danish exports
•	Nitrogen (wastewater)
•	Phosphorus (wastewater)
•	Organic solvents
•	EIR Water
•	EIR Energy
•	Number of accidental releases.

The above measures are not used to drive performance, and hence do not qualify for inclusion as performance indicators.

The review process furthermore resulted in a decision to only report the following disclosures in the notes instead:

•	Fatalities due to occupational injuries
•	Importance of social and environmental issues for the future of the company
•	Manager’s behaviour consistent with Novo Nordisk’s values
•	LDCs where Novo Nordisk operates
•	Recycling percentage (waste)

Principles of non-financial disclosures
The non-financial statement and disclosures cover Novo Nordisk A/S (the Parent company) and all the companies in which Novo Nordisk A/S directly or indirectly owns more than 50% of the voting rights or in some other way has a controlling influence (subsidiaries). Novo Nordisk A/S and these companies are referred to as the Group.

The environmental disclosures cover the significant environmental impact

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Notes — Consolidated non-financial statement	Consolidated non-financial statement

from the Novo Nordisk Group’s production sites producing approved pro ducts for the market – 14 in total.

Accounting policies
To Novo Nordisk, AA1000APS(2008) is an essential component in creating a generally applicable approach to assessing and strengthening the credibility of the company’s public reporting of non-financial data. Novo Nordisk’s assurance process has been designed to ensure that the qualitative and quantitative information that documents sustainability performance as well as the systems that underpin the data and performance are assured. The principles outlined by AA1000APS(2008) have been applied as described below.

1. Inclusivity
As a pharmaceutical company with global reach, Novo Nordisk is committed to being accountable to those on whom the organisation has an impact and those who have an impact on Novo Nordisk. Novo Nordisk continuously maps its stakeholders and has processes in place to ensure inclusion of stakeholder concerns and expectations. Stakeholder engagement results in stakeholders being involved in developing and accounting for strategic responses to sustainability challenges.

2. Materiality
Key issues are identified through ongoing stakeholder engagement and addressed by programmes or action plans with clear and measurable targets. Stretch targets are set to guide the long-term efforts in strategic areas, such as climate action. The issues pre sented in the annual report are deemed to have a significant impact on the company’s future business performance and may support stakeholders in their decision- making and are therefore regarded as Novo Nordisk’s material issues.

3. Responsiveness
The report reaches out to a wide range of stakeholders, each with their specific needs and interests. To most stakeholders, however, the annual report is just one element of interaction and communication with the com- pany. The annual report reflects how the company has addressed stake -holder concerns and interests in dealing with the dilemmas and issues. Stakeholder dialogue is an invaluable part of Novo Nordisk’s efforts as a responsible business, and readers are encouraged to give their feedback.

This is the first year in which Novo Nordisk is reporting according to the AA1000APS(2008) and the assurance process has been carried out according to AA1000AS(2008). The new framework has not affected Novo Nordisk’s approach to sustainability and stakeholder engagement.

Social performance
Employees
The number of employees at year-end includes all employees except externals, employees on unpaid leave, interns, bachelor and master thesis employees and substitutes. The number of fulltime employees (FTEs), is defined as employees with a working time ratio of 95% or more.

Employee turnover
The rate of turnover is calculated as the number of employees, excluding temporary employees, who left the Novo Nordisk Group during the financial year compared to the average number of employees, excluding temporary employees.

Absence
The rate of absence is calculated as absence due to the employee’s own illness, pregnancy-related sick leave and occupational injuries and illnesses per total average working hours in the year, adjusted for holidays.

Frequency of occupational injuries
The frequency of occupational injuries is calculated based on the number of injuries reported for all employees per million working hours, excluding externals, employees on unpaid leave, interns, bachelor and master thesis employees and substitutes. An occupational injury is any work-related injury causing at least one day of absence in addition to the day of the injury.

Annual training costs per employee
The annual training costs cover the internal and external training costs recorded directly linked to training. Costs related to on-the-job training, internal seminars and other activities are not included in the amount.

Engaging culture (employee engagement)
The employee engagement is measured on a scale of 1– 5, with 5 being the best, and is an average of respondents’ answers to 10 selected questions related to employees’ engagement in the annual employee survey, eVoice.

The employee engagement is a simple average of answers given by the employees. The 10 questions are the same as in the previous years.

Diverse senior management teams
The number of diverse senior management teams is measured as the number of teams diverse in gender and nationality (locals and non-locals). A senior management team is defined as being diverse when it has people of both genders and includes both locals and non-locals.

Managers trained in business ethics
Managers trained in business ethics is based on registrations in a training database. It is measured as the percentage of managers completing business ethics e-learning.

Fulfilment of action points from facilitations of the NNWoM
The percentage of fulfilment of actions points arising from facilitations with respect to the Novo Nordisk Way of Management (NNWoM) is measured as an average of timely closure of action points issued in the current year and the two previous years. The reason for using a three-year average as basis for the calculation is that action lead time varies from typically a couple of months to more than a year.

Least Developed Countries where Novo Nordisk sells insulin according to the differential pricing policy
Least Developed Countries where Novo Nordisk sells insulin according to the differential pricing policy is measured as direct or indirect sales by Novo Nordisk via government tender or private market sales to wholesalers, distributors, NGOs etc.

Healthcare professionals trained or educated in diabetes
The estimated number of healthcare professionals (HCPs) trained or edu -cated in diabetes includes HCPs directly trained, educated, interacted with or reached through awareness campaigns. The estimated number is based on registrations by subsidiaries and corporate functions in Novo Nordisk. The number covers the total number of HCPs Novo Nordisk has engaged with since the National Changing Diabetes® programmes were initiated in 2002.

People with diabetes trained
People with diabetes trained is measured as the total number of people with diabetes with whom Novo Nordisk has engaged during the year for educational purposes. Training denotes activities conducted, organised or funded by Novo Nordisk and only relates to activities, that are non-product branded for at least 50% of the time.

Company reputation
Company reputation is measured as a mean brand score in four key markets (China, Germany, the UK and the US) according to primary care and secondary care physicians. The survey is performed by an independent external con sultancy firm. The mean brand score is based on company ratings (scale of 0 –100). For 2007 and 2008, the survey was conducted via telephone and face-to-face interviews with primary and secondary care professionals (target groups). For 2009, the survey was conducted via online interviews except for China (face-to-face interviews).

People participating in clinical trials
The number of people participating in clinical trials (phases 1–3) is measured as active participants in clinical trials during the year.

Animals purchased
The number of animals purchased is measured as animals in all studies performed by Novo Nordisk either in-house or at external contractors.

Active patent families to date
Active patent families to date is measured as the sum of all active patents in Novo Nordisk.

New patent families (first filing)
First filing is measured as all new patents that were approved within the year.

Warning letters and re-inspections
Warning letters and re-inspections are measured as the number of warning letters issued by the FDA in connection with GMP, GCP or GLP inspections, and the number of re-inspections issued to Novo Nordisk by any health

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Notes — Consolidated non-financial statement	Consolidated non-financial statement

authority globally. Warning letters from the FDA regarding promotional materials are not included.

Employment impact worldwide (direct and indirect)
Employment impact worldwide is an estimate of the direct and indirect jobs created by the Novo Nordisk Group. It is calculated using financial records and general statistics from public sources, such as Statistics Denmark, Up -dated Economic Multipliers for the US Economy (Economic Policy Institute) and China Statistical Yearbook.

R&D expenditure as share of sales
R&D expenditure as share of sales is calculated based on data from Novo Nordisk’s consolidated financial statements.

Environmental performance
Energy consumption
Energy consumption (direct and indirect supply) includes both direct supply of energy (internally produced energy), ie natural gas, fuel oil and other types, and indirect supply of external energy (externally produced energy), for example electricity, steam and district heat. The consumption of fuel and externally produced energy is based on meter readings and invoices.

Water consumption
Water consumption is based on meter readings and invoices and includes consumption of drinking water, industrial water and steam.

Raw materials and packaging materials
Raw materials and packaging materials comprise materials for production and related processes and packaging of products. The consumption of raw materials and packaging is converted to tons. Data is based on registrations in Novo Nordisk’s stock system.

Volume of wastewater
The volume of wastewater comprises process wastewater and sanitary wastewater. Furthermore, drainage water from fortified areas is included. The total volume of wastewater is calculated based on input from the production sites either directly measuring the total sum of discharge to public sewer systems or by the total water consumption for the site minus registered evaporation from cooling systems (including cooling towers and other plants from which evaporation occurs), and any large amount of wastewater collected and treated as waste.

COD in wastewater
The quantity of COD is calculated based on in-house test results or standard factors.

Total waste
Total waste is measured as the sum of non-hazardous and hazardous waste. The amount of waste disposed of is registered based on weight receipts.

Non-hazardous waste
The percentage is calculated as the waste disposed of as non-hazardous of the total amount of waste disposed.

CO2 emissions from energy consumption
CO2 emissions from energy consumption are calculated according to the GHG protocol. Emissions of CO2 from energy (total) are based on standard factors for fuel and for energy on a three-year average of available emission factors from the external suppliers of energy. Hence, emission factors for 2009 are the three-year average of 2006 to 2008.

CO2 emissions from cooling agents
CO2 emissions from cooling agents are calculated based on standard factors.

CO2 emissions from energy consumption as share of sales
CO2 emissions from energy consumption as share of sales is calculated as an index using 2003 as baseline (index 100).

Breaches of regulatory limit values
Breaches of regulatory limit values are measured as all breaches reported to the authorities.

2 Employee statistics

Number	2009	2008	2007

Employees by gender
– Female	14,514	13,432	12,845
– Male	14,815	13,636	13,163

Total	29,329	27,068	26,008

Fulltime employees (FTEs)	28,809	26,575	25,516

The increase of 2,261 (8%) employees in 2009 from 1,060 (4%) in 2008 is as expected and reflects increased activities in most of the business areas and in particular in sales & marketing and R&D. In the regions the largest increase in employees is seen in Europe and International Operations.

The rate of employee turnover decreased from 12.1% in 2008 to 8.3% in 2009. This decrease can be attributed to the general economic recession and the continuous focus on employee retention within Novo Nordisk.

The annual training costs per employee stayed consistent, with a spend of DKK 13,283 in 2009 compared to DKK 13,192 in 2008.

In the annual eVoice survey the response rate was 92%. The engagement rate increased from 4.2 in 2008 to 4.3 in 2009. Below are additional key questions and scores from the eVoice survey, which reconfirm the strong adherence to the company’s values and priorities.

Living our values
Scale 1– 5	2009	2008	2007

Importance of social and environmental
issues for the future of the company	4.5	4.5	4.4
Manager’s behaviour consistent with
Novo Nordisk’s values	4.4	4.3	4.2

The number of diverse senior management teams increased from 12 in 2008 to 14, which means that at year-end 2009 50% of all the 28 senior management teams are diverse in terms of gender and nationality. The development is as expected.

3  Managers trained in business ethics

In 2009, 91% of all managers were trained in business ethics via e-learning. This training has been conducted in the previous years but not systematically recorded.

Besides e-learning, first-line sales managers in sales and marketing are trained face-to-face in business ethics. As above, the face-to-face training has been conducted in previous years but has not been systematically recorded. In 2009, 99% of all first line sales managers were trained in business ethics.

4  Fulfilment of action points from facilitations of the NNWoM

In 2009, 93% of all actions points, based on a three-year average, were timely closed. This is a slight improvement compared to 2008, when 92% of all action points were timely closed. At year-end, three actions were in status ‘overdue’. Action plans have been agreed between the units and the facilitators to ensure closure of these actions.

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Notes — Consolidated non-financial statement	Consolidated non-financial statement

5 Health and safety

In 2009, there were no fatal occupational injuries and Novo Nordisk has not had any fatal occupational injuries since 2004.

The rate of absence increased slightly in 2009 to 2.6% from 2.2% in 2008. The development is due to increased absence related to illness. The frequency of occupational injuries decreased by 1.1 from 5.4 in 2008 to 4.3 in 2009. The decrease is attributed to the continuous focus on health and safety.

In 2009, implementation of Novo Nordisk’s occupational health & safety management system continued. The management system is certifiable according to OHSAS 18001. All sites in Denmark have implemented the system, and Product Supply globally is certified.

The next step in the roll-out is R&D outside Denmark. R&D units in the US and China will implement the occupational health & safety management system.

6 Access to health

Novo Nordisk has formulated a differential pricing policy offering insulin to the world’s Least Developed Countries (LDCs) at or below a price of 20% of the average prices for insulin in the Western world. The Western world is defined as Europe (EU, Switzerland and Norway), the US, Canada and Japan.

In 2009, Novo Nordisk operated in 37 of the 49 LDCs. For 2009, the dif -ferential pricing policy was offered, as part of the global health initiatives, to all LDCs as defined by the United Nations. During 2009, Novo Nordisk sold insulin to either governments or to the private market in a total of 36 countries according to the differential pricing policy compared to 32 in 2008. In Nepal the public authorities have been offered the opportunity to buy insulin at the policy price, but in 2009 the insulin was sold to the private market without using the policy price.

In 12 countries Novo Nordisk does not sell insulin at all, for various reasons. In several cases, either the government has not responded to the offer, there are no private wholesalers or other partners with whom to work, or wars or political unrest make it impossible to do business. While Novo Nordisk prefers to sell insulin at the differential price through government tenders, the company is willing to sell to private distributors and agents. Novo Nordisk has no way of guaranteeing that the price at which Novo Nordisk sells the insulin will be reflected in the final price to the consumer.

A measure of the company’s contribution to global health is the number of healthcare professionals directly trained, educated, interacted with or reached through awareness campaigns and the number of people with diabetes targeted with training or awareness. The aim is to continue activities for educating healthcare professionals and to train people with diabetes.

Since 2002, 805,000 healthcare professionals have been trained, educated, interacted with or reached through awareness campaigns. The increase in numbers is due to more activities reaching a greater number of healthcare professionals and more diligent reporting from affiliates. The number of people with diabetes trained was 416,000 in 2009. As reporting this year does not include people treated, the 2009 number is not comparable to the 2007–2008 numbers.

7 Company reputation

Company reputation, measured as the mean brand score, increased by 3.9 points from 72.4 in 2008 to 76.3 (on a scale of 0 –100) in 2009. The positive development can be attributed to a wide range of activities focusing on the product portfolio and on clinical trials, educational activities and involvement in the diabetes community.

8 People participating in clinical trials

The number of people participating in clinical interventional trials decreased by 20% from 13,822 in 2008 to 11,130 in 2009. This was mainly due to the discontinuation of the pulmonary diabetes project in 2008 and also postponement of the initiation of the remaining part of the liraglutide obesity phase 3 programme.

9 Animals purchased

Novo Nordisk sets goals to reduce, refine and replace experiments on animals and to improve animal welfare. Despite a significantly higher level of research activity in early phases, when animal experimentation is required, the number of animals purchased in 2009 increased only slightly to 57,315 animals, of which 96% were rodents. In 2009, the majority of the animals were housed in Denmark. However, for the first time, ever in-house studies were performed outside Denmark as the animal facility at NNST, Beijing, China, opened and in 2009 housed a small number of mice.

Number	2009	2008	2007

Mice and rats	54,714	54,484	51,940
Guinea pigs	84	150	290
Hamsters	6	16	0
Rabbits	559	770	1,029
Pigs	1,170	808	1,001
Dogs	240	276	62
Goats	2	6	3
Non-human primates	540	593	350
Other vertebrates *)	0	150	0

Total	57,315	57,253	54,675

*) Other vertebrates are fish, chickens and frogs.

10 Quality

In 2009, as in 2008, no warning letters were issued to Novo Nordisk by the FDA in connection with GMP, GCP or GLP inspections. Nor were any re-inspections issued to Novo Nordisk. In total, 77 inspections were concluded in 2009 and the number of inspections was as expected.

11 Energy

In 2009, the consumption of energy was 2,246,000 GJ, which is a decrease of 11% compared to 2,533,000 GJ in 2008. The reduced consumption was mainly due to optimisations at the insulin bulk production in Kalundborg, but the cLEAN® programme and energysaving projects at many other sites have also contributed to the decrease in consumption.

12 Water

The consumption of water decreased by 20% from 2,684,000 m3 in 2008 to 2,149,000 m3 in 2009. The decrease was mainly due to optimisations at the insulin bulk production in Kalundborg, but the cLEAN® programme and water saving projects at several sites have also contributed to the decrease in consumption.

13 Raw materials and packaging materials

The consumption of raw materials decreased by 40% from 132,000 tons in 2008 to 79,000 tons in 2009. The decrease was mainly due to optimisations of the insulin bulk production in Kalundborg, but the cLEAN® programme has also contributed to the decrease in consumption.

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Notes — Consolidated non-financial statement	Consolidated non-financial statement

14 Patent families

The development in the existing patent families and new patent families (first filing) is as expected. The number of Novo Nordisk patent families increased from 890 in 2008 to 905 in 2009. The number of new patent families established in 2009 was 55, which is a decrease of 23% compared to the filing activity of 2008, when 71 new patent families were established. This development is explained by changes in the focus areas of research and increased requirements when filing requires more resources per filing.

The patent expiry dates for the product portfolio are shown in the table below. The dates provided are for expiry of patents in the US, Japan and major European markets *) on the active ingredient, unless otherwise indicated, and include extensions of patent term (including for paediatric extension where applicable). In many cases Novo Nordisk has exclusivity beyond the expiry of the active ingredient patent through later-expiring patents. For several products, in addition to the compound patent, Novo Nordisk holds other patents on manufacturing processes, formulations or uses that may extend exclusivity beyond the expiration of the product patent. Furthermore, data-based exclusivity may be available under pharmaceutical regulatory laws.

Marketed products in key markets (active ingredients)

Product	Europe	US	Japan

Levemir®	2018	2019	Pending
NovoRapid® (NovoLog®)	2011**)	2014**)	2010**)
NovoMix® 30 (NovoLog® Mix 70/30)	2014 –15 ***)	2014	2014
NovoNorm® (Prandin®)	2009	Expired	Expired
Norditropin® (Norditropin® SimpleXx®)	2017 ****)	Pending ****)	2017 ****)
NovoSeven®	2010 –11 ***)	2010	Expired
Victoza®	Pending	Pending	Pending
PrandiMet®	Pending	2018 *****)	Pending

*)	Major European markets are defined as Germany, France and the UK.
**)	Formulation patent until 2017.
***)	Exact date varies from country to country.
****)	Formulation.
*****)	Combination.

15 Socioeconomics

In 2009, Novo Nordisk created 2,261 new positions globally and had 28,809 full-time positions measured as full-time equivalents (FTEs) compared to 2008, when 1,060 new positions were created with 26,575 FTEs. The number of jobs in 2009 translate into 96,500 direct and indirect jobs. Of these, 67,660 indirect global jobs are created in the supply chain from production needs and employees’ private consumption. The majority of these jobs created are due to production (47,904) but the effect of private consumption from Novo Nordisk employees is also significant (19,756). In 2008, the total number of jobs created was 88,500.

R&D costs as a share of sales decreased from 16.5% in 2008 to 15.4% in 2009 reflecting non-recurring costs in 2008 related to closure of all pulmonary diabetes projects as well as the closure of further development activities in the low serum albumin in dialysis (LSAD) indication for growth hormone.

			Cash	Cash
Cash value distribution 2009		DKK million	received	added value

Customers	Cash received from products and services (from sales)	50,596	100%
Suppliers	Cash payments for materials, facilities and services *)	20,386	40%
Company cash	Cash added value (cash received minus cash payments)	30,210		100%
Employees	Remuneration	15,496	31%	51%
Investors/funders	Dividend, share repurchase and interest payments	10,429	21%	34%
Public sector	Taxes	1,998	4%	7%
Management	Future growth	2,287	4%	8%

*) Investments in fixed assets and cash payments outside Novo Nordisk. The figure includes cash received from licence fees, realised exchange rate gains and interest income.

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Notes — Consolidated non-financial statement	Consolidated non-financial statement

16 Wastewater

The total volume of wastewater decreased by 19% from 2,542,000 m3 in 2008 to 2,062,000 m3 in 2009, primarily due to changes in production at the production facility in Kalundborg. In the same period, the discharged quantity of COD decreased by 31% from 891 tons in 2008 to 617 tons in 2009. This was due to improved data registration and changes in production in Kalundborg.

17 Waste

In 2009, the total amount of waste increased by 3% compared to 2008. This is mainly due to a 24% increase in the quantity of hazardous waste, primarily because of a larger disposal of ethanol. The amount of non-hazardous waste decreased by 6% due to minor decreases in several fractions such as incinerated waste, plastic, and gland residues. Non-hazardous construction and demolition waste fractions increased.

The recycling percentage remained at the same level as in 2008.

Tons	2009	2008	2007

Non-hazardous waste	13,432	14,240	11,604
– Recycled	58	57	48
– Incinerated *)	21	20	26
– Landfill	5	6	13
– Special treatment	17	17	13
Hazardous waste	7,587	6,106	5,972
– Recycled ethanol **)	40	38	18
– Incinerated ethanol ***)	21	19	40

Total waste	21,019	20,346	17,576

Recycling percentage of total waste	51	51	38

*) 99.3% with energy recovery.
**) Ethanol recycled in eg biogas or wastewater treatment plants.
***) Incinerated at combined heat and power plants or at plants for special treatment of hazardous waste with energy recovery.

18 CO2 emissions to air

The CO2 emissions from energy consumption decreased from 215,000 tons in 2008 to 146,000 tons in 2009 – a decrease of 32% (69,000 tons). Close to half of this reduction is due to the decrease in energy consumption of 11%. The other half is attributable to the partnership with DONG Energy in Denmark and the purchase of electricity from Horns Rev 2 – an offshore wind turbine farm in the North Sea.

The CO2 emissions from cooling agents is a new focus area for Novo Nordisk and was measured consistently for the first time in 2009, when emissions totalled 5,841 tons.

The CO2 emissions from energy consumption as share of sales in Danish kroner (measured as an index, with 2003 = 100) improved to 37 in 2009 compared to 60 in 2008. This demonstrates that Novo Nordisk has dramatically reduced CO2 emissions from energy consumption from production as sales and production continue to increase.

19 Breaches of regulatory limit values

Ensuring compliance with legal requirements on environment is a high priority for Novo Nordisk. The number of breaches of regulatory limit values decreased from 28 in 2008 to 10 in 2009, a decrease of 64%. This reduction and the low level of breaches is due to a continuous focus on this area.

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Summary of financial data 2005-2009 in EUR (unaudited)	Supplementary information (unaudited)

Summary of financial data 2005 –2009 in EUR (unaudited)

EUR million	2005	2006	2007	2008	2009

Sales	4,531	5,194	5,614	6,109	6,860
Sales by business segment:
Modern insulins (insulin analogues)	979	1,451	1,880	2,323	2,883
Human insulins	1,819	1,804	1,687	1,583	1,520
Protein-related sales	196	215	235	247	277
Oral antidiabetic products (OAD)	229	266	288	321	356

Diabetes care total	3,223	3,736	4,090	4,474	5,036
NovoSeven®	680	755	788	858	950
Norditropin®	373	444	471	518	591
Hormone replacement therapy	210	215	224	216	234
Other products	45	44	41	43	49

Biopharmaceuticals total	1,308	1,458	1,524	1,635	1,824
Sales by geographical segment:
North America	1,279	1,646	1,845	2,032	2,454
Europe *)	1,882	2,051	2,194	2,309	2,356
International Operations *)	738	871	979	1,130	1,320
Japan & Oceania	632	626	596	638	730

Depreciation, amortisation and impairment losses	259	287	404	328	343
Operating profit	1,085	1,223	1,200	1,660	2,005
Operating profit (excl AERx®) **)	1,085	1,223	1,378	1,704	2,005
Net financials	20	6	272	43	(126)
Profit before income taxes	1,105	1,229	1,472	1,703	1,879
Income taxes	318	364	328	409	433
Net profit	787	865	1,144	1,294	1,446

Total assets	5,624	5,994	6,401	6,792	7,356
Total current liabilities	1,418	1,362	1,427	1,739	1,802
Total non-current liabilities	502	592	658	627	752
Equity	3,704	4,040	4,316	4,426	4,802

Investments in property, plant and equipment (net)	492	374	304	235	353
Investments in intangible assets and non-current financial assets (net)	(18)	33	16	35	58
Free cash flow ***)	649	631	1,210	1,478	1,656
Net cash flow	(85)	62	220	552	307

*)	Comparative figures for 2005 and 2006 have been adjusted in order to reflect a changed organisational structure from 1 January 2007 which transfers eight countries, incl Bulgaria and Romania, from International Operations to Europe.
**)	Excluding costs related to discontinuation of all pulmonary diabetes projects.
***)	For definitions, please refer to p 88.

 Key figures are translated into EUR as supplementary information – the translation of Income statement items is based on the average exchange rate in 2009 (EUR 1 = DKK 7.4463) and the translation of balance sheet items is based on the exchange rate at the end of 2009 (EUR 1 = DKK 7.4415). The figures in DKK reflect the economic substance of the underlying events and circumstances of the Group.

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Quarterly financial figures 2008 and 2009 (unaudited)	Supplementary information (unaudited)

Quarterly financial figures 2008 and 2009 (unaudited)

			2008				2009
DKK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Sales	10,614	11,110	11,246	12,583	12,498	13,001	12,517	13,062
Sales by business segment:
Modern insulins (insulin analogues)	3,821	4,103	4,365	5,028	4,990	5,414	5,353	5,714
Human insulins	2,939	2,966	2,806	3,093	3,004	2,879	2,747	2,685
Protein-related sales	443	460	464	477	484	492	519	569
Oral antidiabetic products (OAD)	640	478	671	602	691	675	650	636

Diabetes care total	7,843	8,007	8,306	9,200	9,169	9,460	9,269	9,604
NovoSeven®	1,440	1,648	1,534	1,774	1,805	1,874	1,651	1,742
Norditropin®	878	986	941	1,060	1,034	1,122	1,074	1,171
Hormone replacement therapy	385	391	394	442	409	435	440	460
Other products	68	78	71	107	81	110	83	85

Biopharmaceuticals total	2,771	3,103	2,940	3,383	3,329	3,541	3,248	3,458
Sales by geographical segment:
North America	3,450	3,467	3,759	4,478	4,532	4,710	4,527	4,510
Europe	4,061	4,400	4,305	4,453	4,195	4,375	4,376	4,594
International Operations	2,096	2,069	2,074	2,186	2,513	2,532	2,288	2,493
Japan & Oceania	1,007	1,174	1,108	1,466	1,258	1,384	1,326	1,465

Gross profit	8,201	8,556	8,640	10,047	9,990	10,391	9,832	10,427
Sales and distribution costs	2,975	3,178	3,155	3,558	3,844	3,837	3,502	4,237
Research and development costs	1,858	1,980	1,579	2,439	1,744	1,849	1,884	2,387
Administrative expenses	627	626	633	749	679	693	666	726
Licence fees and other operating income (net)	88	74	51	73	87	78	34	142
Operating profit	2,829	2,846	3,324	3,374	3,810	4,090	3,814	3,219

Net financials	39	405	182	(304)	(305)	(206)	(207)	(227)
Profit before taxation	2,868	3,251	3,506	3,070	3,505	3,884	3,607	2,992
Income taxes	688	780	842	740	806	893	852	669

Net profit	2,180	2,471	2,664	2,330	2,699	2,991	2,755	2,323

Depreciation, amortisation and impairment losses	563	567	560	752	607	533	657	754

Total assets	47,534	48,478	48,990	50,603	50,205	51,246	52,589	54,742
Total equity	31,251	33,046	32,173	32,979	31,345	34,086	34,874	35,734

Financial ratios

In percentage of sales
Sales and distribution costs	28.0%	28.6%	28.1%	28.3%	30.8%	29.5%	28.0%	32.4%
Research and development costs	17.5%	17.8%	14.0%	19.4%	14.0%	14.2%	15.1%	18.3%
Administrative expenses	5.9%	5.6%	5.6%	6.0%	5.4%	5.3%	5.3%	5.6%
Gross margin	77.3%	77.0%	76.8%	79.8%	79.9%	79.9%	78.5%	79.8%
Operating profit margin	26.7%	25.6%	29.6%	26.8%	30.5%	31.5%	30.5%	24.6%
Equity ratio	65.7%	68.2%	65.7%	65.2%	62.4%	66.5%	66.3%	65.3%

Share ratios

Basic earnings per share/ADR (in DKK)	3.51	3.99	4.34	3.82	4.44	4.96	4.62	3.95
Diluted earnings per share/ADR (in DKK)	3.48	3.96	4.30	3.80	4.41	4.91	4.58	3.92

Average number of shares outstanding (million) – basic	620.9	618.6	614.2	609.3	607.4	603.1	596.4	589.9
Average number of shares outstanding (million) – diluted	626.3	623.5	618.6	614.4	612.7	607.9	601.4	595.2

Employees

Number of full-time employees at the end of the period	25,765	26,060	26,360	26,575	27,429	27,998	28,497	28,809

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Financial statements of the Parent company
Financial statements of the Parent company for 2009 99 Income statement 100 Balance sheet 101 Notes to the financial statements

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Income statement for the year ended 31 December	Financial statements of the Parent company

Income statement for the year ended 31 December

DKK million	Note	2009	2008

Sales	2	27,834	27,145
Cost of goods sold	3	9,155	8,069

Gross profit		18,679	19,076

Sales and distribution costs	3	6,932	7,654
Research and development costs	3	6,739	5,633
Administrative expenses	3, 4	1,229	1,243
Licence fees and other operating income (net)		433	409

Operating profit		4,212	4,955

Profit in subsidiaries	9	8,170	5,318
Share of profit in associated companies	9	(55)	71
Financial income	5	381	1,098
Financial expenses	5	1,087	635

Profit before income taxes		11,621	10,807

Income taxes	6	857	1,165

Net profit for the year		10,764	9,642

Proposed appropriation of net profit:
Dividends		4,400	3,650
Net revaluation reserve according to the equity method		5,751	(5,422)
Retained earnings		613	11,414

		10,764	9,642

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Balance sheet at 31 December	Financial statements of the Parent company

Balance sheet at 31 December

DKK million	Note	2009	2008

Assets
Intangible assets	7	781	543
Property, plant and equipment	8	14,381	14,512
Financial assets	9	17,400	11,313

Total non-current assets		32,562	26,368

Raw materials and consumables		1,100	1,160
Work in progress		6,509	6,683
Finished goods		1,492	1,065

Inventories		9,101	8,908

Trade receivables		1,081	945
Amounts owed by affiliates		3,889	5,541
Tax receivables		464	535
Other receivables		623	631

Receivables		6,057	7,652

Marketable securities and financial instruments		1,528	1,375

Cash at bank and in hand		10,625	8,299

Total current assets		27,311	26,234

Total assets		59,873	52,602

Equity and liabilities
Share capital		620	634
Net revaluation reserve according to the equity method		22,144	16,393
Retained earnings		12,670	16,183
Exchange rate adjustments		271	(256)

Total equity	10	35,705	32,954

Deferred income tax liabilities	12	880	906
Other provisions	13	566	588

Total provisions		1,446	1,494

Mortgage debt		503	504
Other non-current debt		467	476

Non-current liabilities	11	970	980

Current debt and financial instruments		306	1,279
Trade payables		1,188	1,262
Amounts owed to affiliates		17,454	11,917
Tax payables		1	1
Other liabilities		2,803	2,715

Current liabilities		21,752	17,174

Total liabilities		22,722	18,154

Total equity and liabilities		59,873	52,602

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Notes – Income statement	Financial statements of the Parent company

1  Accounting policies

The Financial statements for the Parent company have been prepared in accordance with the Danish Financial Statements Act (Class D), and other accounting regulations for companies listed on NASDAQ OMX Copenhagen.

The accounting policies for the Financial statements for the Parent company are unchanged compared to last financial year and are the same as for the Consolidated financial statements with the following additions. For a description of the accounting policies of the Group, please refer to note 1 Critical accounting estimates and judgements, pp 56 –57 and note 2 Accounting policies, pp 57– 61.

Supplementary accounting policies for the Parent company

Financial assets
In the financial statements of the Parent company, Investments in subsidiaries and associated companies are recorded under the equity method, which is at the respective share of the net asset values in subsidiaries and associated companies. Any cost in excess of net assets in the acquired company is capitalised in the Parent company under Financial assets as part of investments in subsidiaries (‘Goodwill’). Amortisation of goodwill is provided under the straight-line method over a period not exceeding 20 years, based on estimated useful life.

Net profit of subsidiaries less unrealised intercompany profits is recorded in the Income statement of the Parent company.

To the extent it exceeds declared dividends from such companies, net revaluation of investments in subsidiaries and associated companies is transferred to net revaluation reserve according to the equity method under equity.

Fair value adjustments of financial assets categorised as ‘Available for sale’ are recognised in the Parent company in the Income statement.

The profit in subsidiaries is shown as profit after tax.

Tax
The Parent company is assessed jointly for Danish tax purposes with its Danish subsidiaries. The Danish jointly taxed companies are included in a Danish on-account tax payment scheme for Danish corporate income tax. All current taxes under the scheme are recorded in the individual companies.

Cash flow statement
No separate cash flow statement has been prepared for the Parent company – please refer to the Consolidated statement of cash flow on p 54.

2  Sales

DKK million	2009	2008

Sales by business segment *)
Diabetes care total	27,513	26,802
Biopharmaceuticals total	321	343

Total sales	27,834	27,145

Sales by geographical segment *)
Europe	10,603	10,535
North America	7,013	7,520
International Operations	6,917	5,880
Japan & Oceania	3,301	3,210

Total sales	27,834	27,145

Sales are attributed to geographical segment based on location of the customer.

*) For definitions of the segments, please refer to the Consolidated financial statements, note 3, pp 62– 63.

3  Employee costs

DKK million	2009	2008

Wages and salaries	6,106	5,521
Share-based payment costs	121	257
Pensions	541	504
Other contributions to social security	144	95
Other employee costs	275	338

Total employee costs	7,187	6,715

Included in the Balance sheet as change in employee costs included in inventories	90	87

For information regarding remuneration to the Board of Directors and Executive Management, please refer to Consolidated financial statements, note 30, pp 78 –79. Reference is furthermore made to the Consolidated financial statements, note 29, p 76, and the Consolidated financial state- ments, note 30, pp 79 – 80, for information regarding share-based payment schemes to the Board of Directors, Executive Management and the Senior Management Board.

	2009	2008

Average number of full-time
employees in Novo Nordisk A/S	10,910	10,693

4  Remuneration to statutory auditors

DKK million	2009	2008

Statutory audit	8	7
Audit-related services	1	2
Tax advisory services	6	8
Other services	2	–

Total	17	17

5  Financial income and financial expenses

DKK million	2009	2008

Interest income relating to subsidiaries	24	164
Other financial income	357	934

Financial income	381	1,098

Interest expenses relating to subsidiaries	157	410
Foreign exchange loss (net)	57	68
Other financial expenses	873	157

Financial expenses	1,087	635

6  Income taxes

The Parent company paid DKK 1,370 million related to current year (DKK 1,663 million in 2008).

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Notes – Balance sheet	Financial statements of the Parent company

7  Intangible assets

DKK million	Goodwill	Patents and licences	Software	2009 Total	2008 Total

Cost at the beginning of the year	51	590	392	1,033	831
Additions during the year	–	277	69	346	202
Disposals during the year	–	(48)	–	(48)	–

Cost at the end of the year	51	819	461	1,331	1,033

Amortisation at the beginning of the year	51	205	234	490	401
Amortisation during the year	–	16	33	49	31
Impairment losses for the year	–	59	–	59	58
Amortisation reversed on disposals during the year	–	(48)	–	(48)	–

Amortisation at the end of the year	51	232	267	550	490

Carrying amount at the end of the year	–	587	194	781	543

8  Property, plant and equipment

DKK million	Land and buildings	Plant and machinery	Other equipment	Payments on account and assets in course of construction	2009 Total	2008 Total

Cost at the beginning of the year	9,420	13,160	1,696	1,485	25,761	25,255
Additions during the year	130	126	77	1,389	1,722	1,151
Disposals during the year	(47)	(90)	(40)	–	(177)	(645)
Transfer from/(to) other items	186	615	37	(838)	–	–

Cost at the end of the year	9,689	13,811	1,770	2,036	27,306	25,761

Depreciation and impairment losses at the beginning of the year	3,003	7,281	965	–	11,249	10,013
Depreciation for the year	365	1,130	153	–	1,648	1,672
Impairment losses for the year	100	61	7	–	168	152
Depreciation reversed on disposals during the year	(44)	(65)	(31)	–	(140)	(588)

Depreciation and impairment losses at the end of the year	3,424	8,407	1,094	–	12,925	11,249

Carrying amount at the end of the year	6,265	5,404	676	2,036	14,381	14,512

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Notes – Balance sheet	Financial statements of the Parent company

9  Financial assets

DKK million	Investments in subsidiaries	Amounts owed by affiliates	Investments in associated companies	Other securities and investments	2009 Total	2008 Total

Cost at the beginning of the year	8,193	83	601	463	9,340	7,187
Additions during the year	8	5	15	25	53	2,197
Disposals during the year	–	(15)	–	–	(15)	(44)

Cost at the end of the year	8,201	73	616	488	9,378	9,340

Value adjustments at the beginning of the year	15,624	–	(116)	(322)	15,186	20,853
Adjustments to prior year	286	–	(286)	–	–	–
Profit/(loss) before tax	10,763	–	(55)	–	10,708	8,036
Income taxes on profit for the year	(2,363)	–	–	–	(2,363)	(1,885)
Amortisation and impairment of goodwill	–	–	(3)	–	(3)	(3)
Dividends received	(2,650)	–	(18)	–	(2,668)	(11,680)
Exchange rate adjustments	478	–	–	–	478	455
Other adjustments	61	–	14	(34)	41	(590)

Value adjustments at the end of the year	22,199	–	(464)	(356)	21,379	15,186

Offset against amounts owed by subsidiaries
at the beginning of the year	61	–	–	–	61	164
Additions during the year	41	–	–	–	41	(103)

At the end of the year	102	–	–	–	102	61

Unrealised internal profit at the beginning of the year	(13,274)	–	–	–	(13,274)	(12,190)
Change for the year	(230)	–	–	–	(230)	(762)
Exchange rate adjustments	45	–	–	–	45	(322)

At the end of the year	(13,459)	–	–	–	(13,459)	(13,274)

Carrying amount at the end of the year	17,043	73	152	132	17,400	11,313

Carrying amount of investments in subsidiaries does not include capitalised goodwill at the end of the year. Carrying amount of investments in associated companies includes net capitalised goodwill of DKK 58 million at the end of the year (DKK 61 million in 2008). No additions or disposals were made during the year.

A list of companies in the Novo Nordisk Group is included in the Consolidated financial statements, note 34.

10  Statement of changes in equity

DKK million	Share capital	Net revaluation reserve	Retained earnings	Exchange rate adjustments	2009 Total	2008 Total

Balance at the beginning of the year	634	16,393	16,183	(256)	32,954	32,160
Appropriated from net profit for the year			613		613	11,414
Proposed dividends			4,400		4,400	3,650
Appropriated from net profit for the year to net revaluation reserve		5,751			5,751	(5,422)
Purchase of treasury shares			(6,512)		(6,512)	(4,717)
Sale of treasury shares			117		117	295
Share-based payments			259		259	331
Reduction of the B share capital	(14)		14		–	–
Dividends paid			(3,650)		(3,650)	(2,795)
Exchange rate adjustment of investments in subsidiaries				523	523	(473)
Effect of hedged forecast transactions transferred
to the Income statement			900		900	(615)
Fair value adjustments for the year on cash flow hedges			352		352	(940)
Other adjustments			(6)	4	(2)	66

Balance at the end of the year	620	22,144	12,670	271	35,705	32,954

Regarding average number of shares please refer to the Consolidated financial statements, note 13, p 65.

Regarding total number of A and B shares in Novo Nordisk A/S and treasury shares, please refer to the Consolidated financial statements, note 21, p 71.

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Notes – Balance sheet	Financial statements of the Parent company

11  Non-current liabilities

Non-current liabilities falling due after more than five years from the balance sheet date amounts to DKK 407 million (DKK 462 million in 2008). At the end of 2009, none of the non-current liabilities was falling due within one year.

12  Deferred income tax liabilities

DKK million	2009	2008

The deferred tax assets and liabilities
are allocated to the various balance sheet
items as follows:
Property, plant and equipment	1,217	1,305
Indirect production costs	1,171	1,134
Unrealised profit on intercompany sales	(1,587)	(1,541)
Other	79	8

Total income tax liabilities	880	906

The deferred income tax has been calculated using a tax rate of 25%. For a specification of deferred income tax posted directly in Other com -prehensive income, please refer to the Consolidated financial statements, note 11, p 65.

13  Other provisions

DKK million	2009	2008

Specification of other provisions:
Non-current	149	163
Current	417	425

Total other provisions	566	588

Provisions for pending litigations are recognised as other provisions. Further more, as part of normal business Novo Nordisk issues credit notes for expired goods. Consequently, a provision for future returns is made, based on historical statistical product returns.

14  Commitments and contingencies

DKK million	2009	2008

Commitments
Lease commitments	809	600
Contractual obligations relating to
investments in property, plant and equipment	260	99
Guarantees given for subsidiaries	1,346	2,184
Obligations related to research and
development projects	1,989	764
Other guarantees and commitments	1,373	1,793

Lease commitments expiring within the following periods as from the balance sheet date
Within one year	144	109
Between one and five years	387	247
After five years	278	244

Total lease commitments	809	600

The lease costs for 2009 and 2008 were
DKK 250 million and DKK 223 million, respectively.

Security for debt
Land, buildings and equipment etc at carrying amount	1,196	1,255

For information on pending litigation and other contingencies, please refer to the Consolidated financial statements, note 32, pp 84 – 85.

15  Related party transactions

For information on transactions with related parties, please refer to the Consolidated financial statements, note 33, p 85.

104     Novo Nordisk Annual Report 2009

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Management statement	Consolidated Financial statements

Statement by the Board of Directors and Executive Management on the Annual Report

Today, the Board of Directors and Executive Management approved the Annual Report of Novo Nordisk A/S for the year 2009.

The Consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), and with the International Financial Reporting Standards as endorsed by the EU. The Financial statements of the Parent company, Novo Nordisk A/S, are prepared in accordance with the Danish Financial Statements Act.

Further, the Consolidated financial statements, the Financial statements of the Parent company and Management’s Review are prepared in accordance with additional Danish disclosure requirements for listed companies.

In our opinion, the Consolidated financial statements and the Financial statements of the Parent company give a true and fair view of the financial position at 31 December 2009, the results of the Group and Parent company operations and consolidated cash flows for the financial year 2009. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the year and of the financial position of the Group and the Parent company as well as a description of the most significant risks and elements of uncertainty facing the Group and the Parent company.

Novo Nordisk’s non-financial statements have been prepared in accordance with the non-financial reporting principles of materiality, inclusivity and responsiveness of AA1000APS(2008). They give a balanced and reasonable presentation of the organisation’s economic, environmental and social performance.

We recommend that the Annual Report be adopted at the Annual General Meeting.

Gladsaxe, 1 February 2010

Novo Nordisk Annual Report 2009     105

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Independent auditor's report

Independent auditor’s report on the Annual Report for 2009

To the shareholders of Novo Nordisk A/S
We have audited the Annual Report of Novo Nordisk A/S for the financial year 2009, pp 2– 88 and pp 98 –105, which comprises Management Statement, Management’s review, Income Statement, Statement of Comprehensive Income, Balance Sheet, Statement of Changes in Equity and Notes including significant accounting policies for the Group as well as for the Parent Company and Consolidated Cash Flow Statement.

The Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and International Financial Reporting Standards as endorsed by the EU. The Financial Statements of the Parent Company are prepared in accordance with the Danish Financial Statements Act. Moreover, the Annual Report is prepared in accordance with additional Danish disclosure requirements for listed companies.

Management’s responsibility
Management is responsible for the preparation and fair presentation of the Consolidated Financial Statements and the Financial Statements of the Parent Company in accordance with the above legislation and accounting standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of Consolidated Financial Statements and Financial Statements of the Parent Company that are free from material misstatement, whether due to fraud or error.

The responsibility also includes selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. Furthermore, Management is responsible for the preparation of a Management’s review that gives a true and fair account in accordance with Danish disclosure requirements for listed companies.

Auditor’s responsibility
Our responsibility is to express an opinion on the Annual Report based on our audit. We conducted our audit in accordance with International and Danish Auditing Standards. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance that the Annual Report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Annual Report. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Annual Report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Entity’s preparation and fair presentation of Consolidated Financial Statements and Financial Statements of the Parent Company and to the preparation of a Management’s review that gives a true and fair account in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Manage -ment, as well as evaluating the overall presentation of the Annual Report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our audit has not resulted in any qualification.

Opinion
In our opinion, the Annual Report gives a true and fair view of the financial position at 31 December 2009 of the Group and of the results of the Group’s operations and consolidated cash flows for the financial year 2009 in accordance with International Financial Reporting Standards as issued by the International Accounting Statements Board, and International Financial Reporting Standards as endorsed by the EU and additional Danish disclosure requirements for listed companies. Moreover, in our opinion the Annual Report gives a true and fair view of the financial position at 31 December 2009 of the Parent Company and of the results of the Parent Company’s operations for the financial year 2009 in accordance with the Danish Financial Statements Act and additional Danish disclosure requirements for listed companies. Furthermore, in our opinion the Management’s review gives a true and fair account in accordance with Danish disclosure requirements for listed companies.

Gladsaxe, 1 February 2010

PricewaterhouseCoopers
Statsautoriseret Revisionsaktieselskab

106     Novo Nordisk Annual Report 2009

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Independent auditor's report

Independent assurance report on the non-financial reporting for 2009

To the stakeholders of Novo Nordisk A/S
We have reviewed the non-financial information in the Annual Report of Novo Nordisk A/S for the financial year 2009, which comprises Management’s Statement, Management’s Review, the non-financial accounting policies and the consolidated non-financial statement on pp 2– 50, 89 – 95 and 105.

The assurance engagement has furthermore covered the nature and extent of Novo Nordisk A/S incorporation of the AA1000 AccountAbility (AA1000APS(2008)) principles (inclusivity, materiality and responsiveness) with respect to stakeholder dialogue.

Criteria for the preparation of reporting on data
The non-financial information is prepared in accordance with the accounting policies described on pp 90 – 92.

Management’s responsibility
Novo Nordisk A/S’ Management is responsible for preparing the non-financial information, including for establishing data collection and registration, internal control systems with a view to ensuring reliable reporting, specifying acceptable reporting criteria and choosing data to be collected for intended users of the report. Also, adherence to AA1000APS(2008) and the three principles of inclusivity, materiality and responsiveness is the responsibility of Novo Nordisk A/S’ Management.

Assurance provider’s responsibility
Our responsibility is, on the basis of our work, to express a conclusion on the reliability of the non-financial information in the report. Furthermore, our responsibility is to express a conclusion on as well as to make recommendations for the nature and extent of Novo Nordisk A/S’ adherence to the AA1000APS principles.

Our team of experts have competences in respect of assurance engagements related to non-financial information. In addition, our team have competences in assessing non-financial information and sustainability management, and thus qualify to conduct this independent assurance engagement. Also, we have not been responsible for the preparation of any part of the report, and we are independent as defined by the AA1000 Assurance Standard (AA1000AS (2008)).

Scope, standards and criteria used
We have planned and performed our work in accordance with the Inter -national Standard on Assurance Engagements (ISAE) 3000,“Assurance Engagements other than Audits or Reviews of Historical Financial Informa -tion”, to obtain limited assurance that the non-financial information in the Annual Report is free of material misstatements and that the information has been presented in accordance with the non-financial accounting policies. The assurance obtained is limited, as our work compared to that of an engagement with reasonable assurance has been limited to, principally, inquiries, interviews and analytical procedures related to registration and communication systems, data and underlying documentation.

Moreover, we have planned and performed our work based on the AA1000AS(2008), using the criteria in the AA1000APS(2008), to perform a Type 2 engagement and to obtain a moderate level of assurance regarding the nature and extent of Novo Nordisk A/S’ adherence to the principles of inclusivity, materiality and responsiveness.

Methodology, approach, limitation and scope of work
Based on an assessment of materiality and risk, our work included:

(i) Inquiries regarding procedures and methods to ensure that non-financial reporting includes data from the Group’s Business Unit operations, and that these data have been incorporated in compliance with the accounting policies. Through site visits to Hillerød, Kalundborg, Chartres and Montes Claros and based on requests and selected documentation, we have further more assessed the existing systems for data collection and registration, and procedures to ensure reliable reporting;
(ii) Inquiries and interviews with members of Executive Management, staff from the sustainability development department, as well as Management representing different functions in the Group, regarding Novo Nordisk A/S’ adherence to the principles of inclusivity, materiality and responsiveness, including Management’s commitment to the principles, the existence of systems and procedures to support adherence to the principles and the embedding of the principles at corporate level.

Conclusion
Based on our review, nothing has come to our attention which causes us not to believe that the non-financial performance information presented in the Annual Report 2009 (on pp 2– 50, 89– 95 and 105) is free of material misstatements and has been stated in accordance with the criteria mentioned.

Furthermore, nothing has come to our attention causing us to believe that Novo Nordisk A/S does not adhere to the AA1000APS(2008) principles.

Observations and recommendations
According to the Assurance Standard (AA1000AS(2008)), we are required to include observations and recommendations for improvements in relation to adherence to the AA1000APS(2008) principles:

Novo Nordisk A/S’ Management has a strong commitment to inclusivity and stakeholder engagement. Also, the Company has in place systems and processes to ensure a continuous mapping of relevant stakeholders, as well as a structured and systematic approach to ensuring the inclusion of stakeholder concerns, demands and expectations at a corporate level.

Novo Nordisk A/S’ Management systematically takes the principle of mate -riality into consideration when making decisions regarding sustainability at management level. Also, the Company has in place a number of relevant governance bodies to discuss, evaluate and determine the materiality of sustainability issues on ongoing basis.

Novo Nordisk A/S is committed to being responsive to stakeholders as is evident from the wide range of media, forums and forms used by Novo Nordisk A/S to communicate on sustainability issues.

We recommend that Novo Nordisk A/S continue to work on ensuring a systematic and structured approach to the AA1000APS(2008) principles at a local site level.

Gladsaxe, 1 February 2010

PricewaterhouseCoopers
Statsautoriseret Revisionsaktieselskab

Novo Nordisk Annual Report 2009     107

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Additional information

Index

This index might be of help if you are looking for specific information. It explains how our reporting fulfils our commitment to report in accordance with the Global Reporting Initiative and the UN Global Compact. Additional information for topics covered in this report is available online, under the categories listed here, at annualreport2009.novonordisk.com.

Topic	Page(s) in this report	Global Reporting Initiative Indicator	UN Global Compact Principle

Financial and economics

Brand and reputation management	93

Business ethics	29, 33–35, 38, 42, 92	SO2–3	10

Economic footprint	30	EC1, EC9

Financial performance	7–10, 14, 52–55, 62–63, 96–97

Innovation	2, 4–6, 19–20, 25–26, 31–33

Litigation	42, 84–85	SO7

Marketing practices	33–35	PR6–7	10

Quality	93	PR1–4

Share information	47–49

Socioeconomics	30, 94	EC1, EC9

Tax	30, 72

Social

Access to health	22–23, 26, 93	EC8

Animal welfare	93

Changing Diabetes®	20–22

Clinical research	32–34	PR3	10

Diversity	32, 92	LA13

Donations	22, 26, 84

Health and safety	93	LA7	6

Healthy workplace	93	LA8	6

Human rights	28, 31	HR1–9, SO5	1–6, 10

People strategy	32–33	EC7, LA11–12	6

Public Affairs	34	SO5-6	10

Responsible sourcing	31	EC6, HR1–2	1–6

Talent attraction and development	32–33	LA12	6

Wages and benefits	39–40, 64, 78–80	EC5, LA3–4, LA12	3, 6

Environment

Climate action	33–36	EN5, EN7, EN18	8, 9

Environmental management	35–36	EN13, EN30	8

Environmental performance	11–12, 35–36, 92–95	EN1, EN3, EN4, EN8, EN16, EN20–23	8

Product stewardship	20	EN26	7–9

Stakeholder engagement

Partnerships	4, 21, 31–33

Stakeholder engagement strategy	31

Governance and reporting

Accountability	33, 37, 90

Audit and assurance	34, 90

Board of Directors	43–45

Capital structure	48

Compliance	29, 33–35, 37–39, 42

Corporate governance	37–39

Executive Management	46

Executive remuneration	39–40, 76–80

Materiality	90

Novo Nordisk Way of Management	28–29

Risk management	40–42

Our business

About Novo Nordisk	1, 50

Biopharmaceuticals	24–27

Diabetes care	18–23

Pipeline	16–17

Sustainability	10, 22, 26, 28, 40

Triple Bottom Line	1, 4, 10, 28, 29, 31

108     Novo Nordisk Annual Report 2009

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Additional information

Our products

This report makes reference to European product trade names. The list below provides an overview of European trade names with accompanying generic names. Trade and generic names may differ in other markets.

	Therapeutic area	Trade name	Generic name

Diabetes care

Modern insulins		Levemir®	Insulin detemir

		NovoRapid®	Insulin aspart

		NovoMix® 30	Biphasic insulin aspart

		NovoMix® 50	Biphasic insulin aspart

		NovoMix® 70	Biphasic insulin aspart

GLP-1		Victoza®	Liraglutide

Human insulins		Insulatard®	Insulin human

		Actrapid®	Insulin human

		Mixtard® 30	Insulin human

Diabetes devices		FlexPen®	Prefilled insulin delivery system

		NovoPen® 4	Durable insulin delivery system

		NovoPen Echo®	Durable insulin delivery system

		InnoLet®	Prefilled insulin delivery system

		NovoFine®	Needle

		NovoTwist®	Needle

		GlucaGen®	Glucagon

Oral antidiabetic agents		NovoNorm®	Repaglinide

		PrandiMet®	Repaglinide/metformin

Biopharmaceuticals

Haemostasis		NovoSeven®	Recombinant factor VIIa

Human growth hormone		Norditropin®	Somatropin (rDNA origin)

		NordiFlex™	Prefilled multidose delivery system

		NordiFlex PenMate®	Automatic needle insertion accessory

		NordiPen®	Prefilled multidose delivery system

		NordiPenMate®	Prefilled multidose delivery system

		NordiLet®	Prefilled multidose delivery system

HRT		Activelle®	Estradiol/norethisterone acetate

		Estrofem®	Estradiol

		Novofem®	Estradiol/norethisterone acetate

		Vagifem®	Estradiol hemihydrate

References
1	Three-Year Efficacy of Complex Insulin Regimens in Type 2 Diabetes: Holman R et al,New England Journal of Medicine; 361; 18; 29 October, 2009
2	diabetologia-journal.org
3	Estimated number of patients using FlexPen®, based on worldwide sales in numbers of packs sold, IMS worldwide data Q3’09 and Daily Defined Dosage (DDD) for insulin as stipulated by WHO
4	g-mark.org/english/archive/2009/outline.html
5	Sommavilla et al. Expert Opin Pharmacother 2008; 9: 2223–32
6	Lytzen & Ostfeldt. American Diabetes Association 69th Scientific Sessions; 2009; 1
7	International Diabetes Federation, Diabetes Atlas, 5th edition, 2009
8	NovoSeven® room temperature stable must be stored at temperatures between 3°C and 25°C (38°F and 77°F).
9	Mr Nielsen, Mr Ryöppönen and Mr Wedel qualify as independent Audit Committee members as defined by the US Securities and Exchange Commission (SEC).

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This report is about how we do business. When it comes to building relations, that is what Novo Nordisk people across the globe do every day. We value stakeholders’ reviews of our reporting and we welcome questions or comments about this report or our performance.

Visit the corporate website at novonordisk.com

Headquarters
Novo Nordisk A/S
Novo Allé
2880 Bagsværd
Denmark
Tel +45 4444 8888
webmaster@novonordisk.com

Transfer agents
Shareholders’ enquiries concerning dividend payments, transfer of share certificates, consolidation of shareholder accounts and tracking of lost shares should be addressed to Novo Nordisk’s transfer agents:

Danske Bank
Holmens Kanal 2–12
1092 Copenhagen K
Denmark
Tel +45 3344 0000

In North America:
JP Morgan Chase & Co
PO Box 64504
St Paul, MN 55164-0504
USA
Tel +1 800 990 1135
Tel +1 651 453 2128 for enquiries from outside the United States

Cover photo: Development of the GLP-1 molecule that eventually led to the creation of Victoza® was initiated by Lotte Bjerre Knudsen, senior principal chemist. GLP-1, a natural hormone found in the body and released after eating, lowers blood glucose and suppresses appetite. Victoza® is an analogue of natural GLP-1 with the crucial difference that it works actively for 24 hours.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: FEBRUARY 11, 2010	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer